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02034801

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Amadeus Global Travel Distribution

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 19 2002 P
THOMSON FINANCIAL

FILE NO. 82- 5773   FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dw

DATE : 6/13/02

02 JUN 13 AM 11:14

Amadeus Global Travel Distribution, S.A.

ARS
12-31-01

Consolidated Financial Statements for the years ended December 31, 2001 and 2000 prepared in accordance with International Accounting Standards

Torre Picasso, plta. 38
Plaza Pablo Ruiz Picasso, 1
28020 Madrid
España

Tel.: +(34) 915 82 09 00
Fax: +(34) 915 56 74 30
www.deloitte.es

Deloitte & Touche

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Amadeus Global Travel Distribution, S.A.:

We have audited the accompanying consolidated balance sheets of Amadeus Global Travel Distribution, S.A. and its subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of income, of cash flows and of changes in shareholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Amadeus Global Travel Distribution, S.A. and its subsidiaries as of December 31, 2001 and 2000 and the results of its operations, the changes in shareholders' equity and its cash flows for the years then ended in accordance with International Accounting Standards.

DELOITTE & TOUCHE

Gabriel López García
Partner

March 26, 2002

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31,
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

ASSETS

	2001	2000
Current assets		
Cash and cash equivalents (Note 18)	18,611	38,921
Accounts receivable, net (Note 3)	139,459	150,890
Accounts receivable – affiliates, net (Notes 3 and 14)	57,039	50,303
Loans receivable and advances – affiliates (Note 14)	4,573	1,719
Taxes receivable	37,642	31,027
Prepayments and other current assets	42,066	37,645
Total current assets	299,390	310,505
Tangible assets (Note 4)		
Land and buildings	129,329	128,961
Data processing hardware and software	381,567	330,866
Other	109,645	97,458
	620,541	557,285
Less accumulated depreciation	334,154	276,206
Net tangible assets	286,387	281,079
Intangible assets (Note 5)		
Patents, trademarks and licenses	81,493	83,578
Software development projects	213,609	133,476
Purchased contracts	255,717	202,720
Goodwill	157,467	137,887
Other	14,429	12,444
	722,715	570,105
Less accumulated amortization	299,458	218,356
Net intangible assets	423,257	351,749
Deferred income taxes (Note 13)	183,221	170,977
Loans receivable – affiliates (Note 14)	13,015	5,040
Investments in associates (Note 6)	148,081	165,680
Other long-term investments, net (Note 6)	38,592	16,201
Total other non-current assets	382,909	357,898
Total non-current assets	1,092,553	990,726
Total assets	1,391,943	1,301,231

See the accompanying notes to the consolidated financial statements.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31,
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

LIABILITIES AND SHAREHOLDERS' EQUITY

	2001	2000
Current liabilities		
Accounts payable, net (Note 3)	191,447	186,738
Accounts payable – affiliates, net (Notes 3 and 14)	31,933	52,059
Dividends payable (Note 11)	-	52,177
Debt payable within one year (Note 7)	220,723	134,531
Current obligations under finance leases (Note 8)	10,019	13,253
Income taxes payable (Note 13)	6,474	2,478
Other current liabilities	68,263	54,217
Total current liabilities	528,859	495,453
Long-term liabilities		
Long-term debt (Note 7)	36,906	128,082
Obligations under finance leases (Note 8)	116,310	125,013
Deferred income taxes payable (Note 13)	74,155	36,179
Other long-term liabilities	43,877	40,017
Total long-term liabilities	271,248	329,291
Shareholders' equity (Note 11)		
Share capital	27,896	33,437
Additional paid-in capital	419,357	435,111
Treasury shares	(51,592)	(35,725)
Retained earnings	196,685	43,314
Cumulative translation adjustments	(512)	350
Total shareholders' equity	591,836	476,487
Total liabilities and shareholders' equity	1,391,943	1,301,231

See the accompanying notes to the consolidated financial statements.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31,
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

	2001	2000
Revenue (Note 12)	1,785,124	1,563,591
Cost of sales	1,417,628	1,238,794
Gross profit	367,496	324,797
Selling, general and administrative expenses	102,553	68,191
Operating income	264,943	256,606
Other income (expense)		
Interest expense, net (Note 16)	(24,333)	(16,088)
Exchange gains (losses)	(193)	(12,674)
Other income (expense), net	16,507	(19,135)
Income before income taxes	256,924	208,709
Income taxes (Note 13)	100,086	71,701
Income after taxes	156,838	137,008
Equity in income (losses) from associates	(24,115)	(12,215)
Net income	132,723	124,793
Basic earnings per class "A" share, in EURs (Note 17)	0.23	0.21
Basic earnings per class "B" share, in EURs (Note 17)	-	-
Diluted earnings per class "A" share, in EURs (Note 17)	0.23	0.21
Diluted earnings per class "B" share, in EURs (Note 17)	-	-

See the accompanying notes to the consolidated financial statements.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31,
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

	2001	2000
Cash flows from operating activities		
Operating income	264,943	256,606
Adjustments for:		
Depreciation and amortization	157,777	125,046
Operating income before changes in working capital:	422,720	381,652
Accounts receivable	8,475	(28,882)
Taxes receivable	(5,355)	26,499
Other current assets	(4,272)	(17,850)
Accounts payable	(14,201)	57,186
Other current liabilities	5,746	(2,318)
Other long-term liabilities	19,920	1,959
Cash provided from operating activities	433,033	418,246
Taxes paid	(74,361)	(62,159)
Net cash provided from operating activities	358,672	356,087
Cash flows from investing activities		
Additions to tangible assets	(83,568)	(81,224)
Additions to intangible assets	(131,520)	(99,636)
Investment in subsidiaries and associates	(40,163)	(110,455)
Interest received	2,835	6,000
Sundry investments and deposits	(9,076)	(10,119)
Disposals of treasury shares	329	-
Loans to third parties	(3,820)	(3,844)
Loans receivable from affiliates	(10,619)	2,584
Cash proceeds collected/(paid) - derivative agreements	(37,714)	(33,718)
Disposals of sundry investments	19,895	1,074
Dividends received	6,678	9,268
Proceeds obtained from disposal of fixed assets	7,233	11,001
Net cash used in investing activities	(279,510)	(309,069)
Cash flows from financing activities		
Proceeds from borrowings	300,447	285,213
Repayments of borrowings	(305,537)	(270,109)
Interest paid	(28,963)	(20,361)
Redemption of class "B" shares	(554)	(390)
Dividends paid	(52,177)	-
Proceeds from sale and lease back agreement	-	762
Payments of finance lease liabilities	(12,410)	(19,038)
Net cash used in financing activities	(99,194)	(23,923)
Effect of exchange rate changes on cash and cash equivalents	(278)	100
Net increase / (decrease) in cash and cash equivalents	(20,310)	23,195
Cash and cash equivalents at beginning of period	38,921	15,726
Cash and cash equivalents at end of period	18,611	38,921

See the accompanying notes to the consolidated financial statements.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

	Share capital	Additional paid-in capital	Treasury shares	Retained earnings (accumulated deficit)	Cumulative translation adjustments	Total
Balance as of December 31, 1999	37,338	424,067	(38,152)	(14,770)	9,226	417,709
Gains (losses) not recognized in the statement of income	-	8,617	-	(15,616)	(8,876)	(15,875)
Dividends on account	-	-	-	(52,177)	-	(52,177)
Disposals of treasury shares	-	2,427	2,427	(2,427)	-	2,427
Redemption of class "B" shares	(3,901)	-	-	3,511	-	(390)
Net income for the period	-	-	-	124,793	-	124,793
Balance as of December 31, 2000	33,437	435,111	(35,725)	43,314	350	476,487
Accounting for financial instruments	-	-	-	(203)	(5,948)	(6,151)
Other gains (losses)	-	-	-	-	5,086	5,086
Gains (losses) not recognized in the statement of income	-	-	-	(203)	(862)	(1,065)
(Acquisitions) / disposals of treasury shares	-	(15,754)	(15,867)	15,867	-	(15,754)
Redemption of class "B" shares	(5,539)	-	-	4,984	-	(555)
Net income for the period	-	-	-	132,723	-	132,723
Balance as of December 31, 2001	27,898	419,357	(51,592)	196,685	(512)	591,836

See the accompanying notes to the consolidated financial statements.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000
(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

1. Organization

The consolidated financial statements include Amadeus Global Travel Distribution, S.A., domiciled in Spain ("the Company") and its consolidated subsidiaries ("the Group"). The Group is a leader in information technology, serving the marketing, sales and distribution needs of the global travel and tourism industry. Its world-wide data network and database of travel information are used by travel agencies and airline sales offices. Today, travel agencies and airline offices can make bookings with airlines, hotel chains, car rental companies, and newer groups of providers such as ferry, rail, cruise, insurance and tour operators. The Group provides the above-mentioned services through a computerised reservation system ("CRS"). Additionally, the Group is in the process of expanding its offer of information technology (IT) services and solutions to the airline industry which includes inventory management and passenger departure control. The Company's share and ownership structure are described in Note 11.

(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

The details of significant subsidiaries, joint-ventures and associates of the Group are shown below:

Company	Country of incorporation	Percentage of participation as of December 31 (1) 2001	2000
Fully consolidated companies			
Amadeus America, S.A.	Argentina	100.0%	100.0%
Amadeus Argentina, S.A.	Argentina	80.0%	80.0%
Amadeus Asia, Ltd.	Thailand	100.0%	100.0%
Amadeus Austria Marketing GmbH	Austria	100.0%	100.0%
Amadeus Benelux, N.V.	Belgium	100.0%	100.0%
Amadeus Central and West Africa S.A.	Ivory Coast	100.0%	-
Amadeus Data Processing GmbH	Germany	100.0%	100.0%
Amadeus GDS (Malaysia) Sdn. Bhd.	Malaysia	100.0%	100.0%
Amadeus GDS Singapore Pte. Ltd.	Singapore	100.0%	100.0%
AMADEUSGLOBAL Ecuador, S.A.	Ecuador	100.0%	100.0%
Amadeus Global Travel Israel Ltd.	Israel	90.0%	60.0%
Amadeus GTD Australia Pty. Ltd. (3)	Australia	100.0%	100.0%
Amadeus North America LLC	U.S.A.	100.0%	100.0%
Amadeus Hellas, S.A.	Greece	100.0%	100.0%
Amadeus Magyarország Kft (Ltd.)	Hungary	100.0%	100.0%
Amadeus Marketing (Ghana), Ltd.	Ghana	100.0%	100.0%
Amadeus Marketing Ireland Ltd.	Ireland	100.0%	-
Amadeus Marketing Italia, S.P.A.	Italy	100.0%	100.0%
Amadeus Marketing Nigeria	Nigeria	100.0%	-
Amadeus Marketing Philippines, Inc.	Philippines	100.0%	100.0%
Amadeus Marketing (Schweiz), A.G.	Switzerland	100.0%	100.0%
Amadeus Marketing (U.K.), Ltd.	U.K.	100.0%	100.0%
Amadeus NMC Holding, Inc.	U.S.A.	100.0%	100.0%
Amadeus Paraguay, S.R.L.	Paraguay	100.0%	100.0%
Amadeus Perú, S.A.	Peru	100.0%	100.0%
Amadeus Polska Sp.zo.o.	Poland	75.5%	75.5%
Amadeus Rezervasyon Dagitim Sistemleri A.S.	Turkey	100.0%	100.0%
Amadeus S.A.S. (2)	France	100.0%	100.0%
Amadeus Services Ltd.	U.K.	100.0%	100.0%
Amadeus Services Asia-Pacific Pty. Ltd.	Australia	100.0%	-
CRS Amadeus America, S.A.	Uruguay	100.0%	100.0%
Eviaggi.com S.p.a.	Italy	100.0%	50.0%
e-Travel Inc.	U.S.A.	100.0%	-
NMC Eastern European CRS, B.V.	Netherlands	100.0%	100.0%
Sistemas de Reservaciones CRS de Venezuela, C.A.	Venezuela	100.0%	100.0%
Vacation.com, Inc.	U.S.A.	100.0%	100.0%

(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

Company	Country of incorporation	Percentage of participation as of December 31	
		2001	2000
Companies consolidated under the equity method			
Amadeus Bulgaria Ltd.	Bulgaria	49.0%	49.0%
Amadeus do Brasil Ltda.	Brazil	34.0%	34.0%
Amadeus France, S.N.C.	France	34.0%	34.0%
Amadeus Marketing CSA, s.r.o.	Czech Rep.	35.0%	35.0%
Amadeus Maroc, S.A.S.	Morocco	30.0%	30.0%
Amadeus Qatar W.L.L.	Qatar	40.0%	-
Atinera Llc.	U.S.A.	50.0%	50.0%
ICSA-T LLC. (4)	U.S.A.	49.0%	49.0%
ICSA-T N.V.	Belgium	44.1%	44.1%
ITA (Internet Travel Agent Inc.)	U.S.A.	22.3%	22.3%
1Travel.com Inc.	U.S.A.	27.5%	27.5%
Red Universal de Marketing y Booking On Line, S.A. ("RUMBO")	Spain	50.0%	50.0%
Sistemas Automatizados de Agencias de Viajes, S.A. ("SAVIA")	Spain	34.0%	34.0%
Start Amadeus GmbH	Germany	34.0%	34.0%
Stellar Access. Inc.	U.S.A	20.0%	20.0%
Topas Co. Ltd.	Korea	32.0%	32.0%
Travel.com.au Ltd.	Australia	19.9%	19.9%
Travellink AB	Sweden	25.0%	-

(1) In certain cases companies are treated as if they are 100% owned, even though due to local statutory obligations they are required to have more than one shareholder or a specific percentage of the capital stock owned by citizens and/or legal entities of the country concerned. These shareholders act as trustees on behalf of the Amadeus Group.

(2) On June 16, 2000 the General Assembly of Shareholders of the Company approved the merger by absorption of Amadeus Development Company, S.A. (absorbing company) with Amadeus Marketing S.A.R.L. The merger was finalized at the end of 2000 with retroactive effect for accounting and corporate income tax purposes to January 1, 2000. The newly merged company is called Amadeus S.A.S.

(3) During the year 2000, the Group purchased the remaining 67.8% interest in Atlas Travel Technologies Pty. Ltd., changing its name to Amadeus GTD Australia Pty. Ltd.

(4) The Group's investment in ICSA-T LLC is a direct economic interest of 49.0% and a total economic interest of 71.5% (via its participation in ICSA-T NV). However, the Group does not exercize control over this company, due to the intermediary shareholder structure.

(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

2. Summary of significant accounting policies

a) Basis of presentation

i) General Information

The consolidated financial statements have been prepared in accordance with International Accounting Standards ("IAS"). These financial statements have been authorized for issue by the Board of Directors of the Group on March 26, 2002. Certain amounts for the prior period have been reclassified to conform with 2001 presentation.

ii) Spanish GAAP financial statements

In compliance with legal regulatory requirements the Company's management also prepares consolidated financial statements under Spanish GAAP.

In December 1997, within the context of the Group's reorganisation, Amadeus Data Processing GmbH (a Group subsidiary) acquired Amadeus Data Processing GmbH and Co. KG ("Amadeus Operations KG" – a German partnership), formerly owned by the shareholders of Amadeus Global Travel Distribution, S.A. At the same time, Amadeus Operations KG was dissolved and its assets and liabilities transferred to Amadeus Data Processing GmbH.

Under IAS the Company accounted for the transaction mentioned above in a manner similar to a uniting of interests. Under Spanish GAAP, the Company accounted for this transaction by the purchase method, which differs significantly from the method applied under IAS. The payment to the shareholders for this acquisition was treated, for IAS accounting purposes, similar to the payment of a dividend. Primarily as a consequence of this difference in accounting principles, the consolidated net equity reflected under Spanish GAAP exceeds the equity reflected under IAS by approximately 170 million EURs. This difference results primarily from the excess of the purchase price over the net book value of Amadeus Operations KG, and after deducting the net effect of tax credits derived from the acquisition.

iii) Implementation of IAS 39.

IAS 39 "Financial Instruments: Recognition and Measurement" became effective and was implemented by the Group as of January 1, 2001. IAS 39 introduced a comprehensive framework for accounting for all financial instruments, also establishing accounting and reporting standards for derivative instruments and for hedging activities. The primary impact of the adoption of IAS 39 has been the implementation of currency and interest rate hedge accounting. In addition, all of the Group's investments in securities of companies over which the Group does not have significant influence or control are now carried at fair value, except when fair value cannot be reliably determined.

As the Group previously applied fair value accounting for most financial instruments, the impact of implementing IAS 39 on opening retained earnings as of January 1, 2001 was not significant. The Group´s detailed accounting policies in respect of such instruments are set out below in note 2.i) "financial instruments".

iv) Use of estimates

Use of estimates and assumptions, as determined by management, is required in the preparation of consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates and assumptions.

b) Principles of consolidation

The consolidated financial statements include all companies over which the Group exercises control. Intercompany balances and transactions between Group companies have been eliminated. Associates (investees in which the Group has significant influence) and joint-ventures have been accounted for using the equity method.

c) Currency translation

The financial statements of the individual Group companies are denominated in each company's local currency. For consolidation purposes: the assets and liabilities are translated into EURs at year-end rates; components of the statement of income are translated at average exchange rates for the year; and share capital, additional paid-in capital, and prior years' retained earnings are translated at historical rates. Any exchange differences arising as a result of this translation, for majority interests in subsidiaries and interests in associates, are shown together as a separate component of shareholders' equity in the "cumulative translation adjustments" caption. In the case of translation differences related to minority interests, these are included in the minority interests caption of the balance sheet.

d) Revenue recognition

The Group receives fees from travel providers for providing electronic travel and reservation services through its CRS. The amount of fees is dependent upon the usage and the level of functionality at which the provider participates. Revenue from airline reservations is recognized based on the number of bookings, net of cancellations made and an allowance for future cancellations, or the number of CRS transactions depending on the option contractually selected on an annual basis by the applicable airlines.

Revenue from airline IT services and bookings of car rentals and hotel rooms is recognized at the time the reservation is used by the end consumer. Revenue for other services to travel agencies, airlines and others is recognized in the month of service.

e) Foreign currency transactions

Foreign currency transactions are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and from the translation at year-end of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income.

f) Tangible assets

Tangible assets are recorded at the lower of cost or recoverable amount and are depreciated applying the straight-line method over the estimated useful lives of the assets:

	Years
Buildings	50
Data processing hardware and software	2 - 5
Other fixed assets	3 - 20

Repairs and renewals are charged to income when the expenditure is incurred.

Leased tangible assets, where the Group assumes substantially all the risks and benefits of ownership, are capitalized and the present value of the related lease payments is recorded as a liability. Each lease payment is allocated between the liability and interest expense based on a constant rate of interest on the principal outstanding. The capitalized leased assets are depreciated applying the straight-line method over the above-mentioned useful lives.

Operating lease payments are charged to income as incurred over the term of the lease.

g) Intangible assets include the following:

- Patents, trademarks and licenses include licenses for CRS and IT services software developed outside the Group as well as acquired trademarks and are being amortized applying the straight-line method over 3-10 years.

- Software development projects, including e-commerce related development activities, are software applications developed by the Group which are capitalized once technical feasibility is established and where it is reasonably anticipated that the costs will be recovered through future activities or benefit future periods. These projects are being amortized applying the straight-line method over 3-5 years. Software maintenance costs are charged to expense as incurred.

- Purchased contracts represent the acquisition costs of contracts that give the Group the right to perform and bill for future services as well as deferred expenses related to travel agency inducements. These costs are being amortized applying the straight-line method, based on the expected service life of the contract, over 3-10 years.

- Goodwill represents the excess of the purchase price over fair value of net assets acquired and is amortized, based on the estimated useful lives, applying the straight-line method over 4-10 years. Management determines the estimated useful life of goodwill based on its evaluation of the respective companies at the time of the acquisition and considering factors such as existing market share, potential sales growth and other circumstances inherent to the acquired companies. The excess of purchase price corresponding to investments in associates is included within long-term investments and the corresponding amortization expenses are included in the equity in income (losses) from associates caption of the statement of income.

- Other intangible assets are amortized on a straight-line basis over 3-5 years.

Amortization expenses related to intangible assets are included in the cost of sales and selling, general and administrative expense captions of the statement of income.

h) Income taxes

The income tax provision is determined under the liability method. Under this method deferred tax assets and liabilities are recognized based on temporary differences between the financial statement and tax bases of assets and liabilities using tax rates that are expected to apply when the assets or liabilities are realized based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred taxes arising from movements in equity are charged or credited directly to equity. Deferred tax assets are recognized when the probability of realization is reasonably assured.

Tax credits for investments in subsidiaries and associates are applied to reduce the amount of the investment when there is an increase in the percentage of ownership. In the case of capital increases that do not represent an increase in the percentage of ownership or for newly created companies, tax credits are recognized at the moment of the capital increase.

i) Financial instruments

i) Currency and interest rate related derivatives

The Group uses derivative financial instruments to hedge certain currency and interest rate exposures. All of these derivatives, whether designated as hedges or not, are recorded at fair value as follows:

- Cash flow hedges (i.e. forecasted foreign currency revenue flows or future floating interest expense flows): Effective gains or losses resulting from re-measurement to fair value are included directly in retained earnings. Amounts shall remain in equity until the committed or forecasted transaction occurs, at which point they will be reclassified to earnings. Ineffective gains or losses are recorded directly in the statement of income.
- Hedges of the net investment in a foreign entity: Effective gains or losses resulting from re-measurement to fair value are included in cumulative translation adjustments. Ineffective gains or losses are recorded directly in the statement of income.
- No hedge accounting: Gains or losses from derivatives not designated or qualifying for hedging treatment are accounted for directly in the statement of income.

ii) Equity related instruments

The Group has issued warrants of its class "A" shares as part of the consideration for acquiring certain IT contracts and certain corporate acquisitions. The implementation of IAS 39 has not affected the accounting treatment of these warrants. The fair values of these warrants are recorded as additional consideration for the underlying assets acquired. When the terms of the warrant include the ability of the holder to require cash settlement of the obligation, the instrument is considered to be a derivative financial liability. This liability is recorded in the Other long-term liability caption and consequently valued at market rates and unrealized gains or losses are included in the statement of income. Where the holder does not have the right to request settlement of this obligation in cash, the instrument is considered to be an equity instrument and recorded as additional paid-in capital, with no subsequent recognition of movements in fair value.

Equity swap agreements, entered into in order to manage the exposure to a rise in the Group's share price with respect to warrants issued as described above, are considered to be derivative financial instruments when they include interim cash settlement features that are in substance similar to a form of collateral, and therefore do not qualify as an equity instrument. In such cases, unrealized gains or losses arising from re-measurement to fair value are recorded in the statement of income. However, when there is no interim cash settlement feature, the equity swap agreements are considered to be equity instruments and the underlying shares are treated as if they were treasury shares and are presented as a reduction in shareholders' equity.

Warrants or options received on shares of other companies are recorded as derivative financial assets and measured initially at cost, which is the fair value of the consideration given. Subsequent re-measurement of the fair value of these financial assets is performed at their fair values and unrealized gains or losses are included in the statement of income. When fair value cannot be reliably determined, these derivative financial assets are reflected in the balance sheet at amortised cost.

Additionally, following the implementation of IAS 39, investments in companies over which the Group does not have significant influence or control are recorded as financial assets, and measured at their fair values. Unrealized gains or losses are included in the statement of changes in shareholders' equity. When fair value cannot be reliably determined, these investments are reflected in the balance sheet at cost.

j) Stock incentive plans

The Group accounts for its obligations under stock incentive plans (see Note 10) as follows:

i) Compensation expense is recognised for stock options, if the fair market value of the underlying stock at the date of the grant is above the exercise price. In this case, the expense is accrued over the vesting period of these rights (currently four years).

ii) Compensation expense relating to stock grants (i.e. their fair market value at the grant date) is recognised over the vesting period of these rights (currently three years).

k) Cash equivalents

Cash equivalents generally consist of certificates of deposit, time deposits, commercial paper, short-term government obligations and other money market instruments. Such investments are stated at cost, which approximates fair value.

l) Impairment of non-current assets

The Group evaluates the carrying amount of non-current assets for potential impairment on an ongoing basis, considering projected future operating results and cash flows. As a result of this evaluation, when the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount, with the corresponding charge to the statement of income.

m) Pension and other post-retirement obligations

The Group operates a number of defined benefit and defined contribution employee benefit plans. For defined benefit plans, the costs are calculated using the projected unit credit method. Under this method, the cost of providing pensions for which no insurance contract exists is charged to the statement of income so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries. The pension obligation is measured as the present value of the estimated future cash outflows using market interest rates which have terms to maturity approximating the terms of the related liability. All gains and losses from changes in actuarial assumptions are spread forward over the average remaining service lives of employees. The Group's contributions to defined contribution plans and defined benefit plans for which an insurance contract exists are charged to the statement of income in the period to which they relate.

Some Group companies provide post-retirement healthcare and life insurance benefits to retirees. The expected costs of these benefits are accrued over the period of employment, using an accounting methodology similar to that for defined benefit pension plans. Valuations of these obligations are carried out by qualified actuaries.

n) Related parties

The Group considers its significant shareholders or affiliates, associates and members of the Board of Directors to be related parties.

o) Research and development

Research and development costs are charged to expense as incurred, except for significant software projects that have reached development stage (see g, above). The amount of research and development costs which has been expensed for the years ended December 31, 2001 and 2000 were KEURs 55,006 and KEURs 55,099, respectively.

(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

p) Capital issuance costs

Expenses incurred in connection with increases in capital are applied as a reduction to the proceeds received in the additional paid-in capital caption of the balance sheet.

q) Earnings per share

The Group calculates basic earnings per share using the weighted average number of shares outstanding during the period. The calculation of diluted earnings per share also includes the dilutive effect of the weighted average warrants, stock grants and stock options outstanding during the period.

3. Allowances – accounts receivable/payable

The Group provided an allowance against accounts receivable for estimated cancellations of airline bookings as of December 31, 2001 in the amount of KEURs 64,539; and the Group provided for the related reduction in accounts payable for distribution fees as of December 31, 2001 in the amount of KEURs 32,770. As of December 31, 2000 the related allowances amounted to KEURs 59,944 against accounts receivable and KEURs 32,321 as a reduction in accounts payable.

The Group provided for potentially uncollectible accounts receivable as of December 31, 2001 in the amount of KEURs 41,503; and as of December 31, 2000 in the amount of KEURs 14,657. The increase in this provision for the year 2001 includes KEURs 23,381 which primarily relates to travel service providers and is included in the "selling, general and administrative" expenses caption. The remaining amount of the increase relates to provisions included in the cost of sales caption, as they are primarily derived from distribution activities.

(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

4. Tangible assets

Movements of the components of tangible assets during 2000 and 2001 were as follows:

	Land & buildings	Data processing hardware & software	Other	Total
Net book value as of December 31, 1999	98,023	114,782	44,838	257,643
Additions	10,873	70,963	13,053	94,889
Additions due to acquisitions of subsidiaries	419	3,027	781	4,227
Depreciation charge	(2,381)	(56,978)	(9,807)	(69,166)
Retirements and disposals	-	(8,187)	(247)	(8,434)
Reclassifications (to) from other balance sheet captions	(120)	249	(162)	(33)
Exchange rate adjustments	-	1,640	313	1,953
Net book value as of December 31, 2000	106,814	125,496	48,769	281,079
Additions	114	67,987	15,942	84,043
Additions due to acquisitions of subsidiaries	-	3,793	400	4,193
Depreciation charge	(2,444)	(61,355)	(12,717)	(76,516)
Retirements and disposals	-	(5,048)	(953)	(6,001)
Reclassifications (to) from other balance sheet captions	369	960	(1,543)	(214)
Exchange rate adjustments	-	(421)	224	(197)
Net book value as of December 31, 2001	104,853	131,412	50,122	286,387

The Other caption includes building installations, furniture and fittings and miscellaneous.

(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

Balances of the components of tangible assets as of December 31, 1999 to 2001, were as follows:

	Land & buildings	Data processing hardware & software	Other	Total
Cost	117,669	275,911	85,143	478,723
Less accumulated depreciation	19,646	161,129	40,305	221,080
Net book value at December 31, 1999	98,023	114,782	44,838	257,643
Cost	128,961	330,866	97,458	557,285
Less accumulated depreciation	22,147	205,370	48,689	276,206
Net book value at December 31, 2000	106,814	125,496	48,769	281,079
Cost	129,329	381,567	109,645	620,541
Less accumulated depreciation	24,476	250,155	59,523	334,154
Net book value at December 31, 2001	104,853	131,412	50,122	286,387

(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

Leased assets included in the aforementioned numbers are as follows:

	December 31,	
	2001	2000
Land & buildings		
Cost	126,396	126,396
Less accumulated depreciation	24,178	21,909
Net book value	102,218	104,487
Data processing hardware & software		
Cost	21,196	38,270
Less accumulated depreciation	18,250	28,970
Net book value	2,946	9,300
Other		
Cost	39,253	39,131
Less accumulated depreciation	23,541	21,063
Net book value	15,712	18,068
Total		
Cost	186,845	203,797
Less accumulated depreciation	65,969	71,942
Net book value	120,876	131,855

The depreciation related to assets acquired under finance leases, for the years ended December 31, 2001 and December 31, 2000, was KEURs 10,615 and KEURs 16,564, respectively. The acquisitions of tangible assets under finance leases were KEURs 475 and KEURs 12,264 for the years ended December 31, 2001 and 2000, respectively. Additionally, during the year 2000 there were sale and leaseback transactions of KEURs 762.

As of December 31, 2001 and 2000, assets under construction of KEURs 1,554 and KEURs 587 were included in land and buildings, respectively.

(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

5. Intangible assets

Movements of the components of intangible assets during 2000 and 2001 were as follows:

	Patents, trademarks & licenses	Software development projects	Purchased contracts	Goodwill	Other	Total
Net book value at December 31, 1999	24,441	63,454	70,740	4,615	5,679	168,929
Additions	39,160	33,450	73,944	59,375	312	206,241
Additions due to acquisitions of subsidiaries	-	2,684	448	35,499	335	38,966
Amortization charge	(5,690)	(17,944)	(23,757)	(4,876)	(3,616)	(55,883)
Retirements and disposals	-	(108)	(3,800)	-	(4)	(3,912)
Reclassifications (to) from other balance sheet captions	(64)	64	386	249	(353)	282
Exchange rate adjustments	(2)	1,189	1,310	(5,347)	(24)	(2,874)
Net book value at December 31, 2000	57,845	82,789	119,271	89,515	2,329	351,749
Additions	221	74,608	54,371	12,559	1,894	143,653
Additions due to acquisitions of subsidiaries	6,403	6,922	3,290	-	134	16,749
Amortization charge	(10,477)	(26,160)	(33,159)	(13,155)	(2,408)	(85,359)
Retirements and disposals	(8,000)	(1,447)	(1,228)	-	(3)	(10,678)
Reclassifications (to) from other balance sheet captions	170	39	-	(602)	2	(391)
Exchange rate adjustments	(6)	934	1,387	5,255	(36)	7,534
Net book value at December 31, 2001	46,156	137,685	143,932	93,572	1,912	423,257

The increase in patents, trademarks and licenses and purchased contracts during the year 2000 is primarily due to IT services agreements entered into with certain airlines.

The increase in software development projects during the year 2001 is primarily due to capitalization of software for IT services as well as on-going investments in the traditional and e-commerce areas. The increase in purchased contracts is primarily due to signing bonuses paid to travel agencies and capitalization of costs related to IT services contracts.

(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

Balances of the components of intangible assets as of December 31, 1999 to 2001 were as follows:

	Patents, trademarks & licenses	Software development projects	Purchased contracts	Goodwill	Other	Total
Cost	44,485	97,998	131,302	45,264	12,323	331,372
Less accumulated amortization	20,044	34,544	60,562	40,649	6,644	162,443
Net book value at December 31, 1999	24,441	63,454	70,740	4,615	5,679	168,929
Cost	83,578	133,476	202,720	137,887	12,444	570,105
Less accumulated amortization	25,733	50,687	83,449	48,372	10,115	218,356
Net book value at December 31, 2000	57,845	82,789	119,271	89,515	2,329	351,749
Cost	81,493	213,609	255,717	157,467	14,429	722,715
Less accumulated amortization	35,337	75,924	111,785	63,895	12,517	299,458
Net book value at December 31, 2001	46,156	137,685	143,932	93,572	1,912	423,257

(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

6. Investments in associates and other long-term investments

Balances and movements of investments in associates and long-term investments during 2000 and 2001 were as follows:

	Investments in associates	Other investments	Total
Balance at December 31, 1999	148,694	16,166	164,860
Additions	39,278	16,661	55,939
Disposals	-	(1,984)	(1,984)
Share of associates' results	(12,217)	-	(12,217)
Dividends received	(9,268)	-	(9,268)
Tax payable on behalf of associates	1,003	-	1,003
Elimination due to acquisitions of subsidiaries	(1,422)	(8,296)	(9,718)
Reclassifications to other balance sheet captions	697	(6,714)	(6,017)
Exchange differences	(1,085)	368	(717)
Balance at December 31, 2000	165,680	16,201	181,881
Additions	14,519	33,089	47,608
Disposals	(72)	(24,197)	(24,269)
Share of associates' results	(25,641)	-	(25,641)
Dividends received	(6,678)	-	(6,678)
Reclassifications to other balance sheet captions	(210)	(4,407)	(4,617)
Re-measurement to fair value of investments	-	17,405	17,405
Other	483	501	984
Balance at December 31, 2001	148,081	38,592	186,673

(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

7. Current and long-term debt

Current and long-term debt as of December 31, were as follows:

	2001	2000
Current portion of syndicated loans	170,000	85,000
Credit facilities	50,723	49,531
Debt payable within one year	220,723	134,531
Syndicated loans	35,000	125,000
Other	1,906	3,082
Long-term debt	36,906	128,082

The Group has two syndicated loans as of December 31, 2001 which are under a KEURs 125,000 multi-currency revolving credit facility agreement denominated in EUR and under a KEURs 350,000 dual currency revolving credit facility agreement, denominated in EUR and USD. As of December 31, 2001 and 2000, the total unused amounts available under these facilities were of KEURs 270,000 and KEURs 90,000, respectively. The interest rates for the drawdowns on these loans ranged from 5.44% - 3.64% for the year ended December 31, 2001 and from 4.43% - 3.64% in 2000. The loans have a commitment fee that range from 0.22% to 0.10%, and of 0.16%, respectively, on the unused portion. Under the terms of these loan agreements, the Group is obliged to meet certain covenants, the most important of which are that the ratio of debt to total EBITDA (Earnings before interest, tax, depreciation and amortization) shall not exceed 3:1 and that the ratio of EBITDA to total financial charges shall be equal to or in excess of 3:1.

The repayment and the maturity schedule for these two facilities as of December 31, were as follows:

	2001		2000	
Date of maturity	Amount of facilities maturing	Repayment schedule for outstanding amount	Amount of facilities maturing	Repayment schedule for outstanding amount
December 31, 2001	-	-	175,000	85,000
April 24, 2002	50,000	50,000	-	-
December 31, 2002	125,000	120,000	125,000	125,000
December 31, 2003	100,000	35,000	-	-
December 31, 2004	100,000	-	-	-
December 31, 2005	100,000	-	-	-
	475,000	205,000	300,000	210,000

(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

Interest rates for all short-term credit facilities for the year ended December 31, 2001 ranged from 3.6% - 5.2%. For the year ended December 31, 2000 interest rates for all short-term credit facilities ranged from 3.4% - 10.5%.

Various financial institutions have made available lines of credit which require no commitment fees. As of December 31, 2001 and 2000, the unused portion of these lines of credit together with the credit available under the syndicated loan is KEURs 387,395 and KEURs 168,597, respectively.

8. Commitments

a) Leases

The Group leases certain facilities and equipment under operating and finance leases. For the year ended December 31, 2001 and 2000 the rental expense for operating leases was KEURs 22,107 and KEURs 17,146, respectively.

In 1988 the Group entered into an agreement to construct a CRS data processing facility. The original cost of this facility was KEURs 106,558, which was increased due to new construction by KEURs 10,942 during the year 2000. These expenditures have been financed via lease agreements with similar terms and recorded as tangible assets under a finance lease (see Note 4). These leases expire on December 31, 2019, although the Group has an option to terminate the main lease on June 30, 2011. At the end of years 2009 and 2019 the Group has the option to purchase the land and the buildings for the residual value of KEURs 70,235 and KEURs 21,097, respectively. Quarterly payments consisted of principal plus interest at an average of 4.93% and 5,74% during 2001 and 2000, respectively.

(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

The future minimum lease payments for finance leases as of December 31, were as follows:

Year(s) due	2001		2000	
	Gross	Net present value	Gross	Net present value
0 – 1	15,772	14,455	21,836	18,913
1 – 2	13,163	11,596	16,302	13,878
2 – 3	12,804	11,183	13,793	11,165
3 – 4	12,223	10,518	12,880	10,728
4 – 5	11,576	9,761	12,880	10,487
5 – 10	42,995	31,467	49,402	35,307
10 – 15	35,865	19,267	38,377	18,848
15 – 20	42,616	18,082	51,798	18,940
Total minimum lease payments	187,014	126,329	217,268	138,266
Less amount representing interest	60,685	-	79,002	-
Obligations under finance leases	126,329	126,329	138,266	138,266
Current portion	10,019		13,253	
Long-term portion	116,310		125,013	
	126,329		138,266	

The future minimum lease payments for operating leases as of December 31, were as follows:

Year(s) due	2001	2000
0 – 1	20,996	16,151
1 – 2	18,784	14,295
2 – 3	16,998	12,673
3 – 4	15,226	10,792
4 – 5	10,782	8,453
5 – 10	39,481	20,894
10 – 15	16,238	659
Total payments	138,505	83,917

The increase in future minimum lease payments for operating leases from December 31, 2000 to December 31, 2001 includes new obligations acquired as a result of the expansion of the Group´s IT services business.

b) Guarantees

The Group has issued guarantees to cover certain lease obligations of companies over which it does not exercize control amounting to KEURs 2,075 and KEURs 2,463 as of December 31, 2001 and 2000, respectively.

(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

c) Other commitments

As of December 31, 2001 and 2000, the Group had short-term commitments to acquire tangible assets for KEURs 6,696 and KEURs 6,669, respectively. Additionally, the Group has entered into various software license agreements which could entail future payments. The likelihood that the Group will make these payments is subject to the compliance by the counterparty with certain contractual obligations and certain other events. The maximum amount committed under these agreements, for the year ended December 31, 2001, is KEURs 4,710 and KEURs 42,658 for the short and the long-term, respectively (as of December 31, 2000, KEURs 671 and KEURs 46,779 for the short and the long-term, respectively).

9. Pensions and other post-retirement obligations

The Group operates funded and unfunded defined benefit pension plans, as well as a post-retirement healthcare and life benefits plan.

For these plans, the amounts recognized in the balance sheet as of December 31, were as follows:

	2001	2000
Present value of funded obligations	17,813	13,838
Fair value of plan assets	12,739	11,385
	5,074	2,453
Present value of unfunded obligations	3,148	4,511
Unrecognized actuarial gains/(losses)	(2,905)	658
Liability in balance sheet	5,317	7,622

The amounts recognized in the statement of income for the years ended December 31, were as follows:

	2001	2000
Current service cost	1,161	1,327
Interest cost	1,316	1,275
Expected return on plan assets	(1,038)	(1,044)
Net actuarial (gains)/losses recognized in period	23	(141)
Past service cost	42	41
Total included in personnel costs	1,504	1,458

The actual return on plan assets were losses of KEURs 521 and KEURs 335 for the years ended December 31, 2001, and 2000, respectively.

(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

Movements in liabilities recognized in the balance sheet as of December 31, were as follows:

	2001	2000
Balance at the begining of the period	7,622	6,070
Total expense as above	1,504	1,458
Contributions paid	(5,663)	(426)
Reclassifications from other liabilities	1,471	391
Exchange differences	383	129
Balance at the end of the period	5,317	7,622

The "Contributions paid" caption of the year 2001 includes KEURs 3,765 relating to insurance contracts subscribed for the Spanish and French pension plans.

A summary of the major actuarial assumptions, which vary according to the country of each plan, used in calculating the defined benefit obligations as of December 31, were as follows:

	2001	2000
Discount rate	7.25%	5.75%-7.75%
Projected annual salary increase	5.0%	3.0%-5.0%
Expected rate of return on plan assets	8.5%	8.5%
Medical cost trend rate	12.0%	9.0%
Future pension increases	5.0%	2.0%-5.0%

For the year ended December 31, 2001 and 2000 the expense for defined contribution plans was KEURs 12,611 and 10,453, respectively.

10. Stock incentive plans

The Group adopted a stock based Employee Incentive Plan (the Plan) to retain and motivate senior management and employees starting October 19, 1999 in conjunction with its Initial Public Offering (IPO). The plan provides for the award of common stock in the form of stock options and stock grants as follows:

i) The Group granted to its employees a one-time grant of shares, depending on salary level and seniority, which will vest over a three-year period in three equal annual installments.

ii) The Group granted to senior management and officers of the Group a one-time grant of shares which will vest at the end of a three-year period.

(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

iii) The Group granted to executive employees (including non-senior members from the management team) in 1999, 2000 and 2001 options to purchase shares of the Group's Common Stock at the existing market price on the date of the grant. The aforementioned options vest in equal installments over a 4 year period measured from the date of the grant and have a ten-year term from the grant date. The exercise price for these stock options ranges from 5.42 Euros to 8.89 Euros per share.

As of December 31, 2001 the number of shares required in order to meet the obligations under these plans was of 535,653 and 6,102,706 for the stock grant and option plans, respectively. As of December 31, 2000 the number of shares required in order to meet the obligations under these plans was of 916,069 and 3,614,225 for the stock grant and option plans, respectively. Total expense recognised relating to stock grants, including social costs, for the years ended December 31, 2001 and 2000 is of KEURs 2,341 and KEURs 2,450, respectively. During the year period ended December 31, 2001 the Group delivered 441,542 and 65,047 shares to participants in the stock grant and option plans, respectively (368,665 and 53,415 during the year period ended December 31, 2000, respectively).

11. Shareholders' equity

Balances and movements of class "A" and class "B" shares for the years 2000 and 2001 are as follows:

	Class "A" shares (Par value 0.01 Euros)				
	Issued shares	Treasury shares	Outstanding shares	Class "B" shares (Par value 0.10 Euros)	
As of December 31, 1999	590,000,000	6,635,082	583,364,918	314,383,557	
Retirements/disposals	-	(422,080)	422,080	(39,015,747)	*(1)*
As of December 31, 2000	590,000,000	6,213,002	583,786,998	275,367,810	
Additions *(3)*	-	3,000,000	(3,000,000)	-	
Retirements/disposals	-	(506,589)	506,589	(55,384,710)	*(2)*
As of December 31, 2001	590,000,000	8,706,413	581,293,587	219,983,100	

(1) Redemption of 39,015,747 class "B" shares, in exchange for 10% of their par value, relating to the IPO completed during the fourth quarter of 1999.

(2) Redemption of 55,384,710 class "B" shares, in exchange for 10% of their par value, relating to the Secondary Offering and subsequent private placement during the second quarter of 2000.

(3) On November 24, 2001, the Group restructured a portion of an equity swap held with certain financial institutions (see note 15) corresponding to 3,000,000 of its class "A" shares. Following this restructuring, the underlying shares of this instrument are treated as treasury shares. However, these shares maintain their voting rights, as the Group does not have their legal ownership.

(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

The shares included above represent the authorized share capital of the Company. All shares are fully subscribed and paid.

Each class "A" share carries the right of one vote, whilst each class "B" share carries the right of 10 votes. Economical rights are greater for class "A" shares in respect of any future distribution of dividends. The right to receive a dividend for class "B" shares is calculated as the lesser of 1% of total dividends or 1% of the par value of class "B" shares. In the event of liquidation of the assets of the Group, class "A" shares have greater economic rights than class "B" shares, as the Group would pay out the par value of class "A" shares and in case of any outstanding amounts they would be distributed among class "B" shares for their par value; further remaining amounts would be distributed among class "A" shares.

As of December 31, 2000 the Company's shares were held as follows;

Shareholder	Class "A" shares	Class "B" shares *(1)*	% of class "A" shares	% of total voting rights
Société Air France	137,847,654	133,399,990	23.36%	35.69%
Iberia Líneas Aéreas de España, S.A.	107,826,173	70,983,910	18.28%	27.92%
Lufthansa Commercial Holding, GmbH	107,826,173	70,983,910	18.28%	27.92%
Other *(2)*	236,500,000	-	40.08%	8.47%
Total	590,000,000	275,367,810	100%	100%

(1) The total number of "B" shares included 55,384,710 shares which were designated to be retired by the Company, following the sale of class "A" shares in the second quarter of 2000, by agreement of the Universal Shareholder's meeting held on June 20, 2001. Until that time, the shareholders agreed among themselves not to exersize any of the rights, economic or voting, associated with these 55,384,710 "B" shares.
(2) Includes the treasury shares and the public shares.

(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

As of December 31, 2001 the Company's shares were held as follows

Shareholder	Class "A" shares	Class "B" shares	% of class "A" shares	% of total voting rights
Société Air France	137,847,654	85,782,614	23.36%	35.69%
Iberia Líneas Aéreas de España, S.A.	107,826,173	67,100,243	18.28%	27.92%
Lufthansa Commercial Holding, GmbH	107,826,173	67,100,243	18.28%	27.92%
Other *(1)*	236,500,000	-	40.08%	8.47%
Total	590,000,000	219,983,100	100%	100%

(1) Includes the treasury shares and the public shares.

Included in retained earnings are legal reserves of KEURs 61,591 and KEURs 44,321 as of December 31, 2001 and 2000, respectively, which cannot be distributed as dividends according to statutory regulations applicable to various Group companies.

(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

12. Segment information

The Group operates in the travel industry, and accordingly events that significantly affect the industry could also affect the Group's operations and financial position. The following geographical distribution of revenue is based primarily on the country where bookings were made and, with respect to bookings made through the Group's CRS directly with airlines, based upon the home country of the airline:

	Year ended December 31,	
	2001	2000
Europe	1,071,300	952,837
United States	248,425	238,967
Rest of the world	465,399	371,787
Total	1,785,124	1,563,591

The following geographical distribution of assets is based on the country where the assets were located or they relate to. The split of assets as of December 31, 2001 is as follows:

	Europe	US	Rest of the world	Assets used for general enterprise purposes	Total
Tangible assets	240,634	33,000	12,753	-	286,387
Intangible assets	72,933	185,332	15,104	149,888	423,257
Investments in associates	110,086	14,061	23,934	-	148,081
Total	423,653	232,393	51,791	149,888	857,725

(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

The split of assets as of December 31, 2000 is the following:

	Europe	US	Rest of the world	Assets used for general enterprise purposes	Total
Tangible assets	238,863	33,206	9,010	-	281,079
Intangible assets	55,386	167,690	15,139	113,534	351,749
Investments in associates	108,560	27,821	29,299	-	165,680
Total	402,809	228,717	53,448	113,534	798,508

Because of the interrelationships among the Group's geographical activities, it is not meaningful to segment global results.

13. Taxation

Income tax expense was as follows:

	Year ended December 31,	
	2001	2000
Current	65,589	64,936
Deferred	34,397	6,765
Total	100,086	71,701

The reconciliation between the statutory income tax rate in Spain and the effective income tax rate applicable to the Group was as follows:

	Year ended December 31,	
	2001	2000
	%	%
Statutory income tax rate in Spain	35	35
Recognition of benefit of unused tax losses and deferred tax assets	-	(1)
Effect of higher tax rates in other countries	1	3
Permanent differences	2	(3)
Provision against recoverability of certain deferred tax assets	2	-
Other	(1)	-
Effective income tax rate	39	34

(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

The acquisition cost, in December 1997, of Amadeus Operations KG, in excess of the net assets acquired, is deductible for German tax purposes over a 15-year period. This acquisition was accounted for as a uniting of interests and, therefore, this benefit was recognized as a deferred tax asset by a credit to shareholders' equity in connection with the uniting of interests. As a result of the change in tax rates in Germany approved in July 2000 and effective beginning January 1, 2001, this deferred tax asset was reduced during the year 2000. This reduction resulted in a corresponding charge to retained earnings of KEURs 15,137 in 2000.

The Group's deferred tax balances as of December 31, were as follows:

	2001	2000
Assets		
Amadeus Operations KG – acquisition	102,720	112,058
Unused tax losses	30,975	29,048
Finance leases	2,465	2,404
Net cancellation reserve	8,990	6,327
Depreciation and amortization	18,803	18,971
Bad debt provision	7,439	1,385
Hedge accounting	6,873	-
Other	4,956	784
	183,221	170,977
Liabilities		
Unrealized gains - foreign currency and financial instruments	16,802	8,969
Provision for decline in value of investments	25,856	15,320
Depreciation and amortization	20,177	11,703
Capitalization of IT related costs	7,146	-
Other	4,174	187
	74,155	36,179

Deferred taxes relating to acquisition of subsidiaries during the years 2001 and 2000 amounted to KEURs 2,156 and KEURs 12,499, respectively. In addition, deferred taxes credited to equity during the year 2001 were of KEURs 12,023, mainly relating to cash flow and net equity investment hedges.

(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

The amount of unused tax losses for which no deferred tax asset was recognized in the financial statements due to the uncertainty of their recoverability as of December 31, were as follows:

Year(s) of expiration	2001	2000
0-1	429	34
1-2	455	20
2-3	2,538	61
3-4	159	48
4-5	2,691	49
Unlimited	621	1,274
Total	6,893	1,486

14. Related party balances and transactions

Below is a summary of significant balances and transactions with affiliates. All transactions with affiliates are carried out on an arm's length basis.

a) Accounts receivables - affiliates

The receivables are primarily for revenues earned from world-wide bookings made through the Amadeus CRS for flights on the shareholders' airlines. Total revenues earned by the Group from affiliates for the year ended December 31, 2001 and 2000 were KEURs 503,770 and KEURs 456,280, respectively.

b) Loans receivable and advances - affiliates

Total interest earned by the Group from affiliates was KEURs 841 and KEURs 593 for the year ended December 31, 2001 and 2000, respectively.

c) Accounts payable - affiliates

The payables arise primarily from distribution fees due for bookings made through the airline shareholders. Total operating expenses incurred by the Amadeus Group with its affiliates were KEURs 345,049 and KEURs 345,080 for the year ended December 31, 2001 and 2000, respectively.

d) Board of directors remuneration

Total remuneration of all kinds to the members of the Board of Directors of the controlling company amounted to KEURs 429 in 2001 (KEURs 218 in 2000). No loans, advances or stock options have been granted to the members of the Board of Directors.

15. Financial instruments

a) Objectives and significant terms and conditions

The Group makes use of the following financial instruments as part of its commercial operations and to manage the risks arising from fluctuations in currency exchange rates, interest rates and share market price:

i) Currency derivatives

The Group has risks associated to fluctuations in currency exchange rates and utilises currency derivatives to hedge future cash flows, net investments in foreign entities and certain monetary assets and liabilities. The Group is party to a variety of foreign currency forward contracts for the management of these exchange rate exposures.

As of December 31, 2001, the Group has contracted the following amounts under forward contracts:

Description	Notional amount (000)	Maturities	Fair value gain/(loss)- KEURs Recorded in the statement of income	Fair value gain/(loss)- KEURs Recorded in retained earnings
USD sold	(438,350)	Jan 02 - Dec 04	(583)	(13,407)
GBP bought	25,000	Jan02 - Dec 02	128	640
AUD sold	(4,000)	Dec 02	28	-
AUD bought	13,000	Jan 02 - Dec 02	-	58
			(427)	(12,709)

Additionally, during the year 2001, the Group terminated certain derivative instruments designated previously as cash flow hedges for which underlying transactions are expected to occur from August 2002 to July 2003. The cumulative loss on the hedging instruments at the time of cancellation was of KEURs 1,440. This amount will remain in equity until the forecasted transactions occur, at which time it will be reclassified to the statement of income.

(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

As of December 31, 2000 the details of open foreign currency options and open forward contracts were as follows:

Options	Notional amount (KUSD)	Maturities	Fair value gain/(loss)- KEURs: Recorded at inception	Fair value gain/(loss)- KEURs: Recorded in the statement of income
Put options sold	60,000	Mar 01 – Dec 01	786	(1,198)
Put options bought	60,000	Mar 01 – Dec 01	(3,287)	4,250
Call options sold	72,000	Mar 01 – Dec 01	1,202	(1,768)
			(1,299)	1,284

Forward contracts	Notional amount (KUSD)	Maturities	Fair value gain/(loss)- KEURs
USD sold	84,000	Jan 01 – Dec 01	137

ii) Interest rate derivatives

In order to limit the Group's exposure to increases in interest rates related to a finance lease agreement, the Group has an interest rate swap agreement. This agreement entitles the Group to receive interest at floating rates and obliges it to pay interest at a fixed rate of 5.785%, both relating to a declining schedule of principal amounts, beginning on December 31, 1999 at KEURs 20,016 and ending on December 31, 2004 at KEURs 10,427. The remaining notional amounts of this interest rate swap was KEURs 16,409 and KEURs 18,250 as of December 31, 2001 and 2000, respectively.

The estimated fair value of the interest rate derivative contract, based on the net present value of the future cash flows, on December 31, 2001, was an unrealized loss of KEURs 1,012. This interest rate swap agreement is designated as a cash flow hedge and is considered to be an effective hedge and therefore the change in fair value has been recorded in equity. The fair value of the interest rate derivative contracts as of December 31, 2000 was an unrealized loss of KEURs 462, which was accounted for off balance sheet prior to the implementation of IAS 39.

(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

iii) Equity related instruments

a) Warrants issued

As a result of certain commercial agreements in the IT services arena and other areas, the Group issued during the year 2000 warrants to purchase 10,668,000 of its class "A" shares at exersize prices ranging from 9.09 to 13.40 Euros per share. Under the terms of the respective contractual agreements, the number of warrants is based on the number of "A" shares issued as of the date of the contract. Therefore, any increase in the number of issued class "A" shares could require a corresponding increase in the number of warrants. Expiration dates for these warrants are during the years 2004 and 2005.

The initial fair value of the 1,818,000 warrants, which vested in 2001, that are considered to be equity instruments, amounting to KEURs 8,617, was credited directly to equity during the year ended December 31, 2000, in the additional paid-in capital caption.

The fair value of the 8,850,000 warrants, of which 50% have vested and another 25% vests in each of 2002 and 2003, that are considered to be financial liabilities, as of December 31, 2001 and 2000, was KEURs 6,313 and 29,618, respectively. The unrealized gains recognized as other income, in respect of these warrants, during the years ended December 31, 2001 and 2000 were of KEURs 23,305 and 10,649, respectively.

The fair values of the outstanding warrants are estimated based on quoted market prices of the underlying Amadeus class "A" shares at the balance sheet date and applying an appropriate valuation methodology. This methodology uses certain estimates, including the volatility of the Company's share price. In 2000 the Group applied historical volatility rates for this estimate. Due to the increased trading in the market of similar instruments with respect to the Company's shares, it is now possible to obtain reasonable estimates of the implied volatility of these shares. Management believes that implied volatility provides a more representative view of the value of these warrants and, therefore, has applied implied volatility rates in 2001. The impact of this change in estimate for the year ended December 31, 2001 has been an increase in net income of approximately EURs 3.4 million and has had no effect on earnings per share.

(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

b) Equity swap

In order to manage the exposure to a rise in its share price with respect to these warrants, the Group entered into Equity Swap agreements which allows Amadeus to buy 12,812,858 of its class "A" shares at an average price of EURs 10.32 or settle the difference with the market price in cash, at any time until mid-2004. The financing costs relating to this agreement were at interest rates of 3.83% to 5.73% and of 5.05% to 5.62% during 2001 and 2000, respectively.

As of November 24, 2001, the Group restructured a portion of the equity swap related to 3,000,000 of its class "A" shares, by removing the periodical interim cash settlement features. As a result of this restructuring, this portion of the swap has been treated as an equity instrument and the fair value of the related class "A" shares as of the date of this restructuring was charged directly to equity under the "treasury shares" caption. For this portion of the swap, no re-measurement to fair value is performed.

The fair value of the equity swap agreements which are not treated as equity instruments (based on quoted market prices and using the intrinsic valuation method), on December 31, 2001 and 2000, was an unrealized loss of KEURs 18,854 and KEURs 30,967, respectively, included in the statement of income under the Other income (expense) caption.

c) Warrants and options received

As a component of certain commercial agreements, the group receives warrants for shares of other companies. The estimated fair value of these warrants, based on quoted market prices, on December 31, 2001 and 2000, was of KEURs 57 and KEURs 1,041, respectively. An unrealized loss of KEURs 984 and KEURs 27 was recognized as of December 31, 2001 and 2000, respectively.

Effective October 1, 2001, the Group bought a call option for which it obtained the right to acquire full ownership of one of its National Marketing Companies (NMC) at any time before April 1, 2003. The premium of this derivative amounting to KEURs 13,566 is being amortized over the life of the option. If this option is exercized before its maturity, the premium or a portion thereof (depending on the date of exercise) will be set off against the purchase price of the NMC. The shares of this NMC are not publicly traded and the Group believes that it is not practicable to determine with sufficient reliability their fair value. Accordingly, the option is being carried at amortised cost.

(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

d) Investments in securities

Additionally, as of December 31, 2001, the Group had investments in companies over which it does not have significant influence or control. As of December 31, 2001, the Group recorded in the statement of changes in shareholders' equity an unrealized gain of KEURs 2,623, resulting from changes in fair values of these assets for which fair value is reliably determinable. The fair values of these securities as of December 31, 2001 was of KEURs 11,444 and is recorded in Other long-term investments.

b) Credit risk

The Group has no significant concentrations of credit risk. Derivative financial instruments are entered into with financial institutions with high credit ratings. The credit exposure of derivative financial instruments is represented by the net fair values of the contracts, as disclosed above.

c) Fair values

The fair values of loans receivable, accounts receivable, cash and cash equivalents and accounts payable approximate to their carrying amounts due to the short-term maturities of these assets and liabilities. The fair value of short and long-term debt is estimated to approximate the carrying amount, as the interest rates applicable are primarily variable. The fair value of obligations under finance leases is estimated using the expected future payments discounted at market interest rates and as of December 31, 2001 and December 31, 2000 was of approximately KEURs 116,226 and KEURs 130,334, respectively.

d) Equant Depository Certificates

As of December 31, 2000 the Group held 729,445 depository certificates issued by Stichting "The SITA Foundation" ("the Foundation") at a cost of KEURs 1,820 representative of 729,445 shares of Equant, which was included within long-term investments. On December 31, 2000 the NYSE closing price of Equant shares was USD 26.06 per share. At this time, the Group believed that it was not practicable to determine with sufficient reliability the fair value of the depository certificates, as the convertibility and saleability of the depository certificates were subject to restrictions imposed by the Foundation.

(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

However, on June 29, 2001, the Foundation exchanged all of its Equant shares (including Amadeus' depository certificates), at a ratio of 2.2 Equant shares for each France Telecom share, resulting in 331,566 France Telecom shares assigned to the Group, in accordance to the share purchase agreement entered into between the Foundation and France Telecom in November 2000. Until this conversion, the completion of the transaction was also subject to certain closing events.

On July 3, 2001, the Group cancelled its depository certificates, receiving in exchange the proceeds from the sale, by the Foundation, of its assigned France Telecom shares, resulting in a pre-tax profit of KEURs 15,814. This result has been included as other income in July 2001.

e) SITA INC depository certificates

As of December 31, 2001 the Group held 3,214,200 depository certificates of SITA INC NV issued by Stichting "the SITA Information Networking Computing Foundation" ("the Foundation"), representing 3,214,200 shares of SITA INC NV, at a cost of KEURs 3,569, which is included within long-term investments.

The convertibility and saleability of these depository certificates are subject to restrictions imposed by the Foundation under shareholders' agreements and under the Terms of Administration of the Foundation. Accordingly, the Group believes that it is not practicable to determine with sufficient reliability a fair value of the depository certificates.

(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

16. Additional income statement data and related disclosures

The Group's personnel expense and number of employees were as follows:

	Year ended December 31,	
	2001	2000
Gross personnel costs	298,146	217,549
Less amount capitalized	38,014	12,228
Net charge to income	260,132	205,321
Average number of employees	3,922	3,177

The Group's net interest expense was as follows:

	Year ended December 31,	
	2001	2000
Interest expense	27,460	22,088
Less interest income	3,127	6,000
Net interest expense	24,333	16,088

(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

17. Earnings per share

The reconciliation of the weighted average number of shares and diluted weighted average number of shares outstanding as of December 31, 2001 and December 31, 2000 is as follows:

	Class "A" shares as of December 31, 2001	Class "A" shares as of December 31, 2000	Weighted average number of class "A" shares as of December 31, 2001	Weighted average number of class "A" shares as of December 31, 2000
Total shares issued	590,000,000	590,000,000	590,000,000	590,000,000
Treasury shares	(8,706,413)	(6,213,002)	(6,759,802)	(6,528,691)
Total shares outstanding	581,293,587	583,786,998	583,240,198	583,471,309
Dilutive effect of warrants, stock options and stock grants	1,623,214	2,106,909	1,355,069	2,466,351
Total number of diluted shares	582,916,801	585,893,907	584,595,267	585,937,660

	Class "B" shares as of December 31, 2001	Class "B" shares as of December 31, 2000	Weighted average number of class "B" shares as of December 31, 2001	Weighted average number of class "B" shares as of December 31, 2000
Total shares issued	219,983,100	275,367,810	219,983,100	275,367,810
Partial retirement of class "B" shares relating to Initial Public Offering, Secondary Offering and Private placement	-	(55,384,710)	-	(33,117,928)
Total shares outstanding	219,983,100	219,983,100	219,983,100	242,249,882
Total number of diluted shares	219,983,100	219,983,100	219,983,100	242,249,882

(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

For the purposes of allocating earnings between the A and B shares, the assumption is made that the maximum economic rights attributable to the B shares would be via the dividend calculation described in Note 11. Additionally, the assumption is made that 100% of the profits are paid-out as dividends and the respective portion is allocated to the B shares first and the remainder to the A shares.

The calculation of basic earnings per share (rounded to two significant digits) for the years ended December 31, is as follows:

	2001	2000
Net income, in KEURs	132,723	124,793
Weighted average number of class "A" shares outstanding	583,240,198	583,471,309
Weighted average number of class "B" shares outstanding	219,983,100	242,249,882
Basic earnings per class "A" share, in EURs	0.23	0.21
Basic earnings per class "B" share, in EURs	-	-

The calculation of diluted earnings per share (rounded to two significant digits) for the years ended December 31, is as follows:

	2001	2000
Net income, in KEURs	132,723	124,793
Weighted average number of diluted class "A" shares outstanding	584,595,267	585,937,660
Weighted average number of diluted class "B" shares outstanding	219,983,100	242,249,882
Diluted earnings per class "A" share, in EURs	0.23	0.21
Diluted earnings per class "B" share, in EURs	-	-

(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

18. Additional statement of cash flows related disclosure

The components of cash and cash equivalents as of December 31, were as follows:

	2001	2000
Cash on hand and balances with banks	17,689	34,486
Short-term investments	922	4,435
	18,611	38,921

19. Investments in subsidiaries and associates

a) During the year ended December 31, 2000 the Group made the following investments in subsidiaries and associates:

i) Acquisitions:

- 60% interest in Amadeus Global Travel Israel, Ltd.
- The remaining 67.76% of Amadeus GTD Australia Pty. Ltd.
- 100% interest in Vacation.com Inc.
- 20% interest in Stellar Access Inc.
- 27.5% interest in 1Travel.com Inc.
- 19.9% interest in Travel.com.au Ltd.

ii) Newly created companies:

- 100% interest in Amadeus America, S.A. (Argentina).
- 100% interest in Amadeus Services Ltd. (UK).
- 100% interest in Amadeus Marketing Ghana, Ltd.
- 49% interest in ICSA-T LLC.
- 50% interest in "Red Universal de Marketing y Booking On Line, S.A.".
- 50% interest in Atinera, LLC, a joint-venture together with Contour Holdings, LLC (a member of Fourth Dimensions Software).

iii) Capital increases

- Eviaggi.com S.p.a.
- Internet Travel Agent, Inc.

(EXPRESSED IN THOUSANDS OF EUROS - KEUROs)

The main balance sheet impacts of these transactions are summarized below:

Net cash paid	110,455
Warrants issued	8,617
Cash acquired	2,621
Tax benefits obtained from investments	4,668
Equity in net assets acquired	(48,326)
Excess purchase price	78,035

b) During the year ended December 31, 2001 the Group made the following investments in subsidiaries and associates:

i) Acquisitions:

- 25% interest in Travellink, AB
- 40% interest in the creation of Amadeus Qatar W.L.L.
- 100% interest in e-Travel, Inc.
- Acquisition of the remaining 50% of Eviaggi.com S.p.a.

ii) Newly created companies:

- 100% interest in Amadeus Marketing Ireland, Ltd.
- 100% interest in Amadeus Services Asia-Pacific Pty Ltd. (Australia).
- 100% interest in Amadeus Marketing Nigeria.
- 100% interest in Amadeus Central and West Africa, S.A.

iii) Capital increases

- Amadeus Reservasyon Dagitim Sistemlery A.S. (Turkey).
- Amadeus Hellas, S.A.

The main balance sheet impacts of these transactions are summarized below:

Net cash paid	40,163
Cash acquired	1,001
Equity in net assets acquired	(27,554)
Goodwill and excess purchase price	13,610

Amadeus Global Travel Distribution, S.A.

Auditors' Report

Consolidated Annual Accounts
and Management Report
for the years ended December 31,
2001 and 2000 prepared
in accordance with Spanish GAAP

"Free translation of a report and consolidated annual accounts originally issued in Spanish and prepared in accordance with accounting principles generally accepted in Spain. In the event of a discrepancy, the Spanish-language version prevails"

Torre Picasso, plta. 38
Plaza Pablo Ruiz Picasso, 1
28020 Madrid
España

Tel.: +(34) 915 82 09 00
Fax: +(34) 915 56 74 30
www.deloitte.es

Deloitte & Touche

"Free translation of a report and consolidated annual accounts originally issued in Spanish and prepared in accordance with accounting principles generally accepted in Spain. In the event of a discrepancy, the Spanish-language version prevails"

INDEPENDENT AUDITORS' REPORT ON THE CONSOLIDATED ANNUAL ACCOUNTS

To the Shareholders of Amadeus Global Travel Distribution, S.A.:

We have audited the annual accounts of Amadeus Global Travel Distribution, S.A. and its subsidiaries ("the Group"), which comprise the consolidated balance sheets as of December 31, 2001 and 2000, the consolidated statements of income and of cash flows and the notes thereto for the years then ended, the preparation of which is the responsibility of the controlling Company's Management. Our responsibility is to express an opinion on these consolidated annual accounts, taken as a whole, based on our procedures performed in accordance with generally accepted auditing standards which require examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated annual accounts, the accounting principles used and estimates made.

In our opinion, the attached consolidated annual accounts present fairly, in all material respects, the shareholders' equity and financial position of Amadeus Global Travel Distribution, S.A. and subsidiaries as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended, and contain the necessary information for an adequate interpretation and understanding, in conformity with generally accepted accounting principles applied on a consistent basis.

The accompanying consolidated management report for 2001 contains those explanations which the controlling Company's Management consider appropriate of the situation of the Group, its activities and other matters, and does not form an integral part of the consolidated annual accounts. We have verified that the accounting information contained in the consolidated management report is in accordance with the consolidated annual accounts for 2001. Our procedures as auditors are limited to the verification of the consolidated management report to the extent described in this paragraph and do not include a review of information which was not taken from the accounting records of the companies making up the Group.

DELOITTE & TOUCHE

Gabriel López García
Partner

March 26, 2002

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31,
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

ASSETS	2001	2000
Fixed assets	**878,812**	**749,901**
Start-up expenses (Note 5)	13,691	18,608
Intangible fixed assets (Note 6)	461,224	403,832
Research and development expenses	11,412	10,920
Patents, licences and trademarks	81,493	83,577
Intangible rights	255,717	202,721
Rights on assets acquired under finance leases	186,845	203,797
Software	247,584	164,083
Accumulated amortization	(321,827)	(261,266)
Tangible fixed assets (Note 7)	153,757	139,483
Land and buildings	2,933	2,566
Furniture and office equipment	23,071	18,806
EDP equipment	326,396	261,987
Other fixed assets	47,321	39,523
Accumulated amortization	(245,964)	(183,399)
Investments (Note 8)	199,268	152,254
Investments – equity method	60,815	66,514
Loans to related companies	13,015	5,042
Long-term securities portfolio	23,786	5,469
Other loans	7,270	5,169
Long-term deposits	6,934	5,631
Long-term tax receivable	90,520	64,501
Provisions	(3,072)	(72)
Treasury shares	50,872	35,724
Goodwill (Note 9)	**418,173**	**465,766**
Deferred expenses (Note 10)	**62,304**	**79,003**
Current assets	**322,487**	**329,102**
Receivables	263,234	259,325
Trade accounts receivable (Note 11)	230,357	213,870
Receivables from related companies	7,515	1,971
Accounts receivable – other	3,388	5,457
Employee advances	1,111	1,040
Tax	62,366	51,645
Provisions for doubtful accounts	(41,503)	(14,658)
Short-term financial investments	17,157	17,880
Loans to related companies	4,573	1,719
Other loans	922	5,661
Deposits	11,662	10,500
Cash	17,689	34,486
Prepaid expenses	24,407	17,411
TOTAL	**1,681,776**	**1,623,772**

See the accompanying notes to the consolidated annual accounts.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31,
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

SHAREHOLDERS' EQUITY AND LIABILITIES	2001	2000
Shareholders' equity (Note 12)	761,767	670,832
Share capital	27,898	33,437
Additional paid-in capital	483,757	499,624
Holding company reserves:		
Legal reserve	7,468	7,468
Treasury share reserve	51,592	35,725
Other reserves	8,493	3,508
Prior years' results	72,138	42,369
Reserves in consolidated companies	26,311	27,217
Cumulative translation adjustments (CTA)	(8,236)	(7,379)
Net profit attributable to the Holding company	92,346	81,095
Dividend on account	-	(52,232)
Negative goodwill	**2,070**	**2,320**
Deferred income	57,714	38,705
Unrealized exchange gains	8,424	15,879
Other deferred income	49,290	22,826
Provisions for liabilities	26,688	45,857
Pension provision (Note 13)	5,317	7,627
Other provisions	21,371	38,230
Long-term liabilities	279,175	342,108
Debt with financial institutions (Note 14)	206,642	320,778
Long-term tax	52,247	18,247
Other liabilities	20,286	3,083
Short-term liabilities	554,362	523,950
Trade accounts payable (Note 15)	204,253	200,924
Non-trade creditors		
Tax	42,138	28,416
Other accounts payable	11,892	69,910
Personnel related	43,291	32,593
Debt with financial institutions (Note 14)	230,254	154,652
Accounts payable – related companies	18,257	35,502
Accruals	4,277	1,953
TOTAL	1,681,776	1,623,772

See the accompanying notes to the consolidated annual accounts.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31,
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

DEBIT	2001	2000
Expenses		
Personnel expenses		
Salaries	230,851	165,609
Social benefits	67,488	52,054
Amortization and depreciation charges	153,635	125,083
Net change in short-term provisions	25,323	7,675
Other operating expenses (Note 17.3)		
External services	455,869	365,493
Other	665,695	621,122
Total operating expenses	1,598,861	1,337,036
Operating income	**271,797**	**256,566**
Financial expenses	48,615	56,910
Exchange losses	-	22,135
Total expenses from financial activity	48,615	79,045
Goodwill amortization (Note 9)	69,920	57,096
Share in losses from companies under the equity method	4,857	-
Profits before extraordinary items	**158,761**	**131,724**
Extraordinary expenses	5,961	2,867
Net extraordinary income	**12,332**	**-**
Consolidated profit before tax	**171,093**	**131,393**
Corporate income tax (Note 18)	78,747	50,298
Net consolidated profit for the period	**92,346**	**81,095**

See the accompanying notes to the consolidated annual accounts.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31,

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

CREDIT	2001	2000
Revenues		
Trade revenues		
Services rendered (Note 17.2)	1,773,364	1,551,248
Expenses capitalized – intangible assets	86,922	30,015
Other operating income (Note 17.2)	10,372	12,339
Total operating revenue	1,870,658	1,593,602
Other financial income	98	-
Profit from money market investments	3,028	10,818
Exchange gains	7,230	-
Total income from financial activity	10,356	10,818
Net loss from financial activity (Note 17.5)	**38,259**	**68,227**
Share in profits from companies under the equity method	-	481
Extraordinary income	18,293	2,536
Net extraordinary expenses	-	331

See the accompanying notes to the consolidated annual accounts.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A

CONSOLIDATED STATEMENTS OF CASH FLOW FOR THE YEARS ENDED DECEMBER 31,

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

	2001	2000
Cash flows from operating activities		
Operating income	271,797	256,566
Adjustments for:		
Depreciation and amortization	153,635	125,083
Operating income before changes in working capital	425,432	381,649
Accounts receivable	2,000	(19,713)
Other current assets	(6,442)	(7,525)
Accounts payable	(13,864)	(5,037)
Provision for liabilities	(92)	8,347
Deferred income	19,690	6,755
Other creditors	6,928	58,147
Cash provided from operating activities	433,652	422,623
Taxes paid	(74,361)	(62,157)
Net cash provided from operating activities	359,291	360,466
Cash flows from investing activities		
Acquisitions to tangible assets	(73,896)	(74,023)
Acquisitions to intangible assets	(138,298)	(106,828)
Investment in subsidiaries and associates	(40,163)	(110,455)
Interest received	2,835	6,000
Sundry investments and deposits	(9,076)	(10,119)
Disposals of treasury shares	329	-
Loans to third parties	(3,820)	(3,844)
Loans receivable from affiliates	(10,619)	(5,421)
Cash proceeds collected / (paid) from derivative agreements	(37,714)	(33,718)
Disposals of sundry investments	19,895	1,074
Dividends received	6,678	9,268
Proceeds obtained from disposal of fixed assets	7,233	10,991
Net cash used in investing activities	(276,616)	(317,075)
Cash flows from financing activities		
Proceeds from borrowings	300,447	285,213
Repayments of borrowings	(305,537)	(270,109)
Interest paid	(28,963)	(20,361)
Redemption of class "B" shares	(554)	(390)
Dividends paid	(52,177)	-
Proceeds from sale and lease back agreement	-	762
Payments of finance lease liabilities	(12,410)	(19,038)
Net cash used in financing activities	(99,194)	(23,923)
Effect of exchange rate changes on cash and cash equivalent	(278)	113
Net increase (decrease) in cash	(16,797)	19,581
Cash at the beginning of the period	34,486	14,905
Cash at the end of the period	17,689	34,486

See the accompanying notes to the consolidated annual accounts

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

NOTES TO THE CONSOLIDATED ANNUAL ACCOUNTS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

1. ACTIVITY

Amadeus Global Travel Distribution, S.A. ("the Company") was created in Madrid on July 14, 1988. The Amadeus Group ("the Group") is defined as the Company consolidated with its subsidiaries. The Group is a leader in information technology, serving the marketing, sales and distribution needs of the global travel and tourism industry. Its world-wide data network and database of travel information are used by travel agencies and airline sales offices. Today, travel agencies and airline offices can make bookings with airlines, hotel chains, car rental companies, and newer groups or providers such as ferry, rail, cruise, insurance and tour operators. The Group provides the above-mentioned services through a computerised reservation system ("CRS"). Additionally, the Group is in the process of expanding its offer of information technology (IT) services and solutions to the airline industry which includes inventory management and passenger departure control. The Company's share and ownership structure are described in note 12.

NOTES TO THE CONSOLIDATED ANNUAL ACCOUNTS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

Below is a summary of the consolidated Group companies as of December 31, 2001 and 2000:

Name	Type of company	Country	Activity	% of direct participation (3) 31.12.01	% of direct participation (3) 31.12.00	% of indirect participation 31.12.01	% of indirect participation 31.12.00	Date of acquisition or creation (2)	Value of direct participation (4) 31.12.01	Value of direct participation (4) 31.12.00
Fully consolidated companies										
Amadeus America	Sociedad Anónima	Argentina	Regional support	100%	100%	-	-	28.04.00	434	434
Amadeus Argentina	Sociedad Anónima	Argentina	Distribution	80%	80%	-	-	06.10.97	10,700	7,778
Amadeus Asia	Limited	Thailand	Regional support	100%	100%	-	-	24.11.95	1,031	1,031
Amadeus Austria Marketing	GmbH	Austria	Distribution	100%	100%	-	-	13.02.88	1,545	1,545
Amadeus Benelux	N.V.	Belgium/Holland	Distribution	100%	100%	-	-	11.07.89	2,146	2,146
Amadeus Central and West Africa	S.A.	Ivory Coast	Distribution	100%	-	-	-	03.10.01	108	-
Amadeus Data Processing	GmbH	Germany	Data processing	100%	100%	-	-	01.04.88	148,484	148,484
Amadeus GDS (Malasia)	Sdn. Bhd.	Malaysia	Distribution	100%	100%	-	-	02.10.98	122	120
Amadeus GDS Singapore	Pte. Ltd.	Singapore	Distribution	100%	100%	-	-	28.02.98	205	205
AMADEUSGLOBAL Ecuador	Sociedad Anónima	Ecuador	Distribution	100%	100%	-	-	12.01.96	48	48
Amadeus Global Travel Distribution	Sociedad Anónima	Spain	Group management	N/A	N/A	N/A	N/A	14.07.88	N/A	N/A
Amadeus Global Travel Israel	Limited	Israel	Distribution	90%	60%	-	-	23.03.00	1	-
Amadeus GTD Australia	Pty Ltd.	Australia	Distribution	100%	100%	-	-	18.11.97	12,606	12,502
Amadeus Hellas	Sociedad Anónima	Greece	Distribution	100%	100%	-	-	30.12.92	1,992	1,425
Amadeus Magyaroszag	Korlatolf Felelossegu Tarsasag (Ltd)	Hungary	Distribution	100%	100%	-	-	13.10.93	480	479
Amadeus Marketing (Ghana)	Limited	Ghana	Distribution	100%	100%	-	-	14.11.00	102	102
Amadeus Marketing Ireland	Limited	Ireland	Distribution	100%	-	-	-	20.06.01	400	-
Amadeus Marketing Italia	Societá per Azioni	Italy	Distribution	100%	100%	-	-	18.12.92	3,714	3,714
Amadeus Marketing Nigeria	Ltd.	Nigeria	Distribution	100%	-	-	-	18.05.01	266	-
Amadeus Marketing Philippiness	Inc.	Philippines	Distribution	100%	100%	-	-	09.06.97	174	174
Amadeus Marketing Schweiz	A.G.	Switzerland	Distribution	100%	100%	-	-	09.06.94	58	58
Amadeus Marketing (U.K.)	Limited	U.K.	Distribution	100%	100%	-	-	13.07.88	5,517	5,517
Amadeus NMC Holding	Inc.	U.S.A.	Regional support	100%	100%	-	-	17.04.95	206,822	182,258
Amadeus North America (1)	Limited Liability Company	U.S.A.	Distribution	-	-	100%	100%	28.04.95	-	-
Amadeus Paraguay	S.R.L	Paraguay	Distribution	100%	100%	-	-	13.03.95	102	102
Amadeus Perú	Sociedad Anónima	Peru	Distribution	100%	100%	-	-	12.10.95	534	534
Amadeus Polska	Sp.zo.o	Poland	Distribution	75.5%	75.5%	-	-	17.12.92	331	331
Amadeus Reservasyon Dagitim Sistemleri	Anonim Sirketi	Turkey	Distribution	100%	100%	-	-	11.05.94	1,684	1,226
Amadeus S.A.S (6)	Societé Anonyme	France	Software development and product definition	100%	100%	-	-	02.05.88	7,748	7,748
Amadeus Services	Limited	U.K.	Software development	100%	100%	-	-	20.07.00	82	82
Amadeus Services Asia-Pacific	Limited	Australia	Software development	100%	-	-	-	12.12.00	55	-
CRS Amadeus América	Sociedad Anónima	Uruguay	Regional support	100%	100%	-	-	22.07.93	803	803
Eviaggi.com	Societá per Azioni	Italy	E-commerce	100%	-	-	50%	30.07.99	4,319	-
e-Travel (1)	Inc	U.S.A.	E-commerce	-	-	100%	-	27.07.01	-	-
NMC Eastern European CRS	B.V.	Netherlands/ Russia	Distribution	100%	100%	-	-	30.06.98	18	18
Sistemas de Reservaciones CRS de Venezuela	C.A.	Venezuela	Distribution	100%	100%	-	-	14.11.95	363	139
Vacation.com (1)	Inc.	U.S.A.	Distribution	-	-	100%	100%	15.11.00	-	-
									412,994	379,003

NOTES TO THE CONSOLIDATED ANNUAL ACCOUNTS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

Name	Type of company	Country	Activity	% of direct participation 31.12.01	% of direct participation 31.12.00	% of indirect participation 31.12.01	% of indirect participation 31.12.00	Date of acquisition or creation (2)	Value of direct participation (4) 31.12.01	Value of direct participation (4) 31.12.00
Companies consolidated under the equity method										
Amadeus Bulgaria	Limited	Bulgaria	Distribution	49%	49%	-	-	17.11.98	71	66
Amadeus do Brasil	Sociedad Anónima	Brazil	Distribution	34%	34%	-	-	30.06.99	15,650	15,650
Amadeus France	SNC	France	Distribution	34%	34%	-	-	27.04.98	41,549	41,548
Amadeus Marketing CSA	s.r.o.	Czech Rep.	Distribution	35%	35%	-	-	19.09.97	6	6
Amadeus Maroc	SAS	Morocco	Distribution	30%	30%	-	-	30.06.98	201	201
Amadeus Qatar	W.L.L.	Qatar	Distribution	40%	-	-	-	03.07.01	145	-
Atinera (1)	Limited Liability Company	U.S.A.	Software development	-	-	50%	50%	06.12.00	-	-
ICSA-T (1) (5)	Limited Liability Company	U.S.A.	Software development	-	-	71.5%	71.5%	01.03.00	-	-
ICSA-T	N.V.	Belgium	Software development	44%	44%	-	-	07.08.98	5,353	5,353
Internet Travel Agent (ITA) (1)	Inc.	U.S.A.	Software development	-	-	22.3%	22.3%	23.08.98	-	-
1Travel.com (1)	Inc.	U.S.A.	E-commerce	-	-	27.5%	27.5%	27.04.00	-	-
Red Universal de Marketing y Booking On Line ("RUMBO")	Sociedad Anónima	Spain	E-commerce	50%	50%	-	-	09.03.00	7,500	5,000
Sistemas Automatizados de Agencias de Viajes ("SAVIA")	Sociedad Anónima	Spain	Distribution	34%	34%	-	-	23.09.98	21,953	21,953
Start Amadeus	GmbH	Germany	Distribution	34%	34%	-	-	07.08.99	71,211	67,512
Stellar Access (1)	Inc.	U.S.A	E-commerce	-	-	20%	20%	01.12.00	-	-
Topas Co. Ltd.	Limited	Korea	Regional CRS	32%	32%	-	-	07.06.99	13,128	13,126
Travel.com.au	Limited	Australia	E-commerce	19.9%	19.9%	-	-	21.12.00	5,391	5,314
Travellink	AB	Sweden	E-commerce	25%	-	-	-	09.04.01	11,489	-
									193,647	175,729

(1) The participation in these Group companies are held and fully consolidated through Amadeus NMC Holding, Inc.

(2) In case of various investments or capital increases, the date of acquisition or creation refers to the first one.

(3) In certain cases companies are consolidated as wholly-owned subsidiaries, even though due to local statutory obligations they are required to have more than one shareholder or a specific percentage of the capital stock owned by citizens and/or legal entities of the country concerned. These shareholders act as trustees on behalf of the Group.

(4) Book value of the investment as per the financial statements of the parent company at December 31, 2001 and 2000, before the provision for decline in value of long-term financial investments.

(5) The Group's investment in ICSA-T LLC is a direct economic interest of 49.0% and a total economic interest of 71.5% (via its participation in ICSA-T NV). However, the Group does not exercise control over this company, due to the intermediary shareholder structure.

(6) On June 16, 2000 the General Assembly of Shareholders of the Company approved the merger by absorption of Amadeus Development Company, S.A. (absorbing company) with Amadeus Marketing S.A.R.L. The merger was finalized at the end of 2000 with retroactive effect for accounting and corporate income tax purposes to January 1, 2000. The newly merged company is called Amadeus S.A.S.

2. BASIS OF PRESENTATION AND COMPARABILITY OF THE INFORMATION INCLUDED IN THE CONSOLIDATED ANNUAL ACCOUNTS

a) Basis of presentation

i) General information

The consolidated annual accounts have been obtained from the accounting records of the companies of the Group and prepared in accordance with generally accepted accounting principles in Spain (Spanish GAAP), applied on a consistent basis with the prior year. Although under Spanish accounting legislation companies are not obliged to present statements of cash flow, the Group has decided to voluntarily include this information. Certain amounts for the prior period have been reclassified to conform with 2001 presentation.

ii) International Accounting Standards financial statements

In addition to the consolidated annual accounts prepared in accordance with Spanish GAAP, the Group prepares consolidated financial statements under International Accounting Standards (IAS).

In December 1997, as part of a Group reorganization, Amadeus Data Processing GmbH (a wholly-owned subsidiary of the Group), acquired Amadeus Data Processing and Co. KG ("Amadeus Operations KG"), formerly owned by the shareholders of the Company. Simultaneously, Amadeus Operations KG was dissolved and its assets and liabilities were integrated in Amadeus Data Processing GmbH. In accordance with Spanish GAAP, this transaction was accounted for as an acquisition recording the resulting goodwill, which is being amortized over a period of 10 years.

Under IAS the Company accounted for the transaction mentioned in the previous paragraph in a manner similar to a pooling of interests, which differs significantly from the method applied under Spanish GAAP. The payment to the shareholders for this acquisition was treated, for IAS accounting purposes, similar to the payment of a dividend. As a consequence, primarily of this difference in accounting principles, the consolidated net equity reflected under Spanish GAAP exceeds the equity reflected under IAS by approximately 170 million Euros as of December 31, 2001 (194 million Euros at December 31, 2000). This amount results primarily from the difference between the price paid for the acquired entity and its shareholders' equity, once the net effect of the tax credit resulting from said acquisition has been deducted.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

iii) Redenomination of balances in Euros

The balances shown in the consolidated annual accounts at December 31, 2001 are denominated in Euros in conformity with Act 46/1998 on the introduction of the Euro. To facilitate the comparison of information, balances at December 31, 2000 have also been converted to Euros, applying the irreversible fixed exchange rate of 166.386 Pesetas per Euro.

iv) Implementation of hedge accounting

The Group uses derivative financial instruments to hedge certain currency and interest rate exposures. During the year 2001 the Group implemented a hedge accounting policy for the preparation of the consolidated annual accounts. This accounting policy was defined to comply with accounting regulations in Spain and considering also the relevant aspects established by International Accounting Standards, particularly the provisions established in IAS 39 "Financial Instruments: Recognition and Measurement". See note 4.l) "Financial instruments". The impact from implementing hedge accounting on opening retained earnings as of January 1, 2001 was not significant.

v) Use of estimates

Use of estimates and assumptions, as determined by management, is required in the preparation of consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates and assumptions.

b) Comparison of information

For comparative purposes, the Group presents, together with the amounts included in the balance sheet and the statements of income and of cash flow and explanatory notes as of December 31, 2001, those for the year ended December 31, 2000.

c) Changes in the consolidation scope

Note (1) describes the main changes in the companies which were consolidated by the Group during 2001 and the respective amounts invested by the Group, as well as the consolidation method used in each case. Additionally, Note (9) includes a detail of the movements in Goodwill.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

3. PROPOSED DISTRIBUTION OF THE HOLDING COMPANY'S RESULTS

The proposed distribution of 2001 earnings that the Board of Directors will submit to the General Shareholders' Meeting for approval, and the approved distribution for 2000, is as follows (in Euros):

	2001	2000
Sharing basis		
Profit for the year	62,338,999.81	82,001,896.19
Distribution to:		
- to dividend on account	-	52,232,410.00
- to dividend (1)	38,000,000.00	-
- to prior years results	5,155,085.64	29,769,486.19
- to other reserves	19,183,914.17	-
	62,338,999.81	82,001,896.19

(1) In respect of the dividend relating to the year 2001, the General Shareholders' Assembly will determine the final dividend per class "A" share and per class "B" share in accordance with the Company's bylaws, once the economical rights of the treasury shares have been proportionally distributed to the remaining shares.

4. ACCOUNTING PRINCIPLES

The main accounting principles used in the preparation of the consolidated annual accounts are as follows:

a) Consolidation process - The consolidated annual accounts include all companies over which the Group exercises control. Intercompany balances and transactions between Group companies have been eliminated. Associates (investees in which the Group has significant influence) have been accounted for using the equity method.

b) Currency translation - The financial statements of the individual Group companies are denominated in each company's local currency. For conversion to Euros: the assets and liabilities are translated at year-end rates; components of the statement of income are translated at average exchange rates for the period; and share capital, additional paid-in capital and reserves are translated at historical rates. Any exchange differences arising as a result of this translation, for majority interests in subsidiaries and interests in associates, are shown together as a separate component of shareholders' equity in the "cumulative translation adjustments" caption. In the case of translation differences related to minority interests, these are included in the minority interests caption of the balance sheet.

c) Revenue recognition - The Group receives fees from travel providers for providing electronic travel and reservation services through its CRS. The amount of fees is dependent upon the usage and the level of functionality at which the provider participates. Revenue from airline reservations is recognized based on the number of bookings, net of cancellations made and an allowance for future cancellations, or the number of CRS transactions depending on the option contractually selected on an annual basis by the applicable airlines.

Revenue from airline IT services and bookings of car rentals and hotel rooms is recognized at the time the reservation is used by the customer. Revenue for other services to travel agencies, airlines and others, is recognized in the month of service.

d) Foreign currency transactions - Foreign currency transactions are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and losses from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income. Unrealized exchange gains are not, normally, credited to the income of the period, but are accounted for as a liability in the "Other deferred income" caption.

e) Start-up expenses - This caption includes expenses, commissions and taxes related to the Public Offering for subscription of shares of October 1999. These expenses are amortized on a straight-line basis over a period of five years.

f) Intangible fixed assets - These assets include the following:

- Research and development expenses – These consist primarily of those expenses incurred by the Group in connection with the development of a business unit focused on the creation of new channels and methods of distribution of products (internet, etc). Capitalized costs are amortized over a 3-5 year period, as from the date the project becomes a functional business.

- Patents, licences and trademarks – These include the cost of acquiring licences for CRS and IT services software developed outside the Group as well as acquired trademarks. These assets are being amortized applying the straight-line method over 3-10 years.

- Intangible rights – These represent the acquisition costs of contracts that give the Group the right to bill for future services, as well as capitalizable costs related to travel agency inducements. These costs are being amortized applying the straight-line method, based on the service life of the contract, over 3-10 years.

- Rights on assets acquired under finance leases – Rights derived from finance lease agreements, when there are no reasonable doubts that the purchase option will be exercised, are recorded as intangible assets at the present value of the asset. The total of payments due plus the purchase option is recorded as a liability. The difference between both amounts relates to interest expense and is recorded as deferred expenses and subsequently charged to income based on financial criteria. Rights are amortized over the estimated useful life of the asset acquired. Once the purchase option is exercised, the value of the rights recorded and its related accumulated amortization are transferred to tangible fixed assets.

D

- Software – The value of these assets includes amounts incurred to obtain the ownership or rights to use software, as well as amounts incurred by the Group to develop software applications. This includes e-commerce related developments subsequent to the creation of the business unit previously mentioned in Research and Development. These amounts are capitalized once technical feasibility is established and where it is reasonably anticipated that the cost will be recovered through future activities or benefit future periods. Software is amortized applying the straight-line method over 3 to 5 years. Software maintenance costs are charged to expense as incurred.

g) Tangible fixed assets - Tangible fixed assets are recorded at the lower of cost or recoverable value and are depreciated applying the straight-line basis over the estimated useful lives of the assets:

Buildings	50 years
Furniture and office equipment	10 years
EDP equipment	2-5 years
Other tangible fixed assets	3-20 years

Repairs and renewals are charged to income when the expenditure is incurred.

h) Treasury shares - Treasury shares, which are primarily designated to cover specific commitments, are stated at the lower of cost (which includes the total amount paid upon acquisition plus expenses related to the transaction) or market. In accordance with Article 79.3 of the Spanish Companies' Act, an allocation has been made to the corresponding restricted reserve.

i) Goodwill - Goodwill represents the excess of the purchase price over the fair value of net assets acquired and is amortized applying the straight-line method over 4-10 years. Amortization is carried out over 10 years in the case of acquisitions with high strategic value and long-term impact on the Group's business.

j) Negative goodwill - This represents the excess of the fair value of net assets acquired over the purchase price, and is treated similar to deferred income. It is amortized applying the straight-line method over 5 years.

k) Income taxes – The income tax provision is determined under the liability method. Under this method deferred tax assets and liabilities are recognized based on temporary differences between the financial statement and tax bases of assets and liabilities using tax rates that are expected to apply when the assets or liabilities are realized, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred taxes arising from movements in equity are charged or credited directly to equity. Deferred tax assets are recognized when the probability of realization is reasonably assured. Deferred tax assets and liabilities are included in the captions of tax receivable and payable and are classified as short or long-term based on the underlying assets and liabilities. The income tax expense includes the income tax relating to associates that are transparent for tax purposes.

Tax credits for investments in subsidiaries and associates when there is an increase in the percentage of ownership are deferred, reducing income tax expense on a straight-line basis over the useful lives of the corresponding goodwill. This deferred tax credit is included in the caption "Other deferred income". In the case of capital increases that do not represent an increase in the percentage of the ownership or for newly created companies, tax credits are recognized at the moment of the capital increase.

l) Financial instruments

i) Currency and interest rate related derivatives

The Group uses financial instruments to hedge certain currency and interest rate exposures. For accounting recognition purposes, the following policy has been applied:

- Cash flow hedges (i.e. forecasted foreign currency revenue flows or future floating interest expense flows): No re-measurement to fair value is performed until the committed or forecasted transaction occurs (except for monetary assets or liabilities which are designated as hedges of future cash flows, in which case effective gains and losses resulting from remeasurement are deferred until the future forecasted transaction occurs). When the underlying transaction occurs, unrealised gains and losses obtained from re-measurement to fair value are accounted for in the statement of income to the extent that the revaluation of the underlying asset or liability is also included in the statement of income. Ineffective unrealized gains are deferred on the balance sheet and ineffective unrealized losses are recognized directly in the statement of income.

- Hedges of the net investment in foreign entities: Effective gains or losses obtained from re-measurement to fair value are included in cumulative translation adjustments. Ineffective unrealized gains are deferred on the balance sheet and ineffective unrealized losses are included in the statement of income.
- No hedge accounting: Unrealized losses from derivatives not designated or qualifying for hedging treatment are accounted for directly in the statement of income, whereas unrealized gains are recorded as deferred income on the balance sheet.

ii) Equity related instruments

The Group has issued warrants (call options sold) of its class "A" shares as part of the consideration for acquiring certain IT contracts and certain corporate acquisitions. The fair value of these warrants is recorded as additional consideration for the underlying assets acquired. These warrants have been considered as a financial liability in the Other provisions caption, and consequently valued at market rates for which losses have been included in the statement of income and unrealized gains have been recorded as Deferred income.

Equity swap agreements (contracts to buy shares of the Company at future periods), entered into in order to manage the exposure to a rise in the Group's share price with respect to warrants issued as described above, are considered to be derivative financial instruments when they include interim cash settlement features that are in substance similar to a form of collateral, and therefore do not qualify as an equity instrument. In such cases, unrealized gains arising from re-measurement to fair value are recorded as deferred income and unrealized losses are recorded in the statement of income. However, when there is no interim cash settlement feature, the equity swap agreements are considered to be equity instruments and the underlying shares are treated as if they were treasury shares.

As a component of certain commercial agreements, the Group receives warrants or options on shares of other companies. Warrants or options received on shares of other companies are recorded as derivative financial assets, and measured initially at cost, which is the fair value of the consideration given. Subsequent re-measurement of these financial assets is performed at their fair values, with unrealized losses recorded in the statement of income and unrealized gains recorded as deferred income. When fair value cannot be reliably determined, these derivative financial assets are reflected in the balance sheet at amortised cost.

D

m) Securities - Investments in marketable short and long-term fixed-income and equity securities are recorded at the lower of cost or market.

n) Impairment of non-current assets - The Group evaluates the carrying value of non-current assets for potential impairment on an ongoing basis, considering projected future operating results and cash flows. As a result of this evaluation, when the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount, with the corresponding charge to the statement of income.

o) Pension and other post-retirement obligations - The Group operates a number of defined benefit and defined contribution pension plans. For defined benefit plans, the costs are calculated using the projected unit credit method. Under this method the cost of providing pensions for which no insurance contract exists, is charged to the statement of income so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries. The pension obligation is measured as the present value of the estimated future cash outflows using market interest rates, which have terms to maturity approximating the terms of the related liability. All gains and losses for changes in actuarial assumptions are spread forward over the average remaining service lives of employees. The Group's contributions to the defined contribution plans and defined benefit plans for which an insurance contract exists are charged to the statement of income in the period to which they relate.

Some Group companies provide post-retirement healthcare and life insurance benefits to retirees. The expected costs of these benefits are accrued over the period of employment, using an accounting methodology similar to that for defined benefit pension plans. Valuations of these obligations are carried out by qualified actuaries.

p) Stock incentive plans - The Group accounts for its obligations under Stock incentive plans (see Note 19) as follows:

- Compensation expense is recognized for stock options, if the fair market value of the underlying stock at the date of the grant is above the exercise price. In this case, the expense is accrued over the vesting period of these rights (currently four years).

- Compensation expense relating to stock grants is recognized over the vesting period of these rights (currently three years).

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

q) Other provisions and contingencies - Risks in connection with claims, trials, indemnities and contingencies considered probable are accrued in accordance with a reasonable estimate of their amount.

r) Related companies - The Group considers companies over which it exercizes a significant influence as related companies.

5. START-UP EXPENSES

Balances and movements for the years ended December 31, 2001 and 2000 of start-up expenses are as follows:

Balance at 31.12.99	23,506
Additions	12
Amortization	(4,910)
Balance at 31.12.00	18,608
Additions	-
Amortization	(4,917)
Balance at 31.12.01	13,691

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

6. INTANGIBLE FIXED ASSETS

Balances and movements for the years ended December 31, 2001 and 2000 of the items included under intangible fixed assets are as follows:

	Research and development expenses	Patents, licences and trademarks	Intangible rights	Rights on assets acquired under finance lease	Software	Total
Cost						
Balance at 31.12.99	10,584	44,487	131,802	206,472	123,099	516,444
Additions	312	39,156	73,948	11,840	39,991	165,247
Additions due to acquisitions of subsidiaries	337	-	444	420	3,337	4,538
Disposals	(42)	-	(5,577)	(2,332)	(4,039)	(11,990)
Transfer	(253)	(66)	-	(12,609)	(78)	(13,006)
Exchange rate adjustments	(18)	-	2,104	6	1,773	3,865
Balance at 31.12.00	10,920	83,577	202,721	203,797	164,083	665,098
Additions	403	222	54,370	475	83,303	138,773
Additions due to acquisitions of subsidiaries	134	6,404	3,290	-	7,897	17,725
Disposals	(6)	(8,882)	(7,283)	(5,014)	(9,956)	(31,141)
Transfer	3	170	-	(11,164)	588	(10,403)
Exchange rate adjustments	(42)	2	2,619	(1,249)	1,669	2,999
Balance at 31.12.01	11,412	81,493	255,717	186,845	247,584	783,051

	Research and development expenses	Patents, licences and trademarks	Intangible rights	Rights on assets acquired under finance lease	Software	Total
Accumulated amortization						
Balance at 31.12.99	5,174	20,043	60,967	70,535	50,239	206,958
Additions	3,438	5,692	23,752	16,564	24,749	74,195
Disposals	(30)	-	(1,779)	(1,977)	(3,630)	(7,416)
Transfer	-	-	(288)	(13,379)	(222)	(13,889)
Exchange rate adjustments	6	-	786	199	427	1,418
Balance at 31.12.00	8,588	25,735	83,438	71,942	71,563	261,266
Additions	2,009	10,476	33,159	10,615	33,914	90,173
Disposals	(1)	(882)	(6,054)	(4,999)	(8,108)	(20,044)
Transfer	1	-	-	(11,132)	196	(10,935)
Exchange rate adjustments	(7)	11	1,236	(457)	584	1,367
Balance at 31.12.01	10,590	35,340	111,779	65,969	98,149	321,827
Net book value at 31.12.99	5,410	24,444	70,835	135,937	72,860	309,486
Net book value at 31.12.00	2,332	57,842	119,283	131,855	92,520	403,832
Net book value at 31.12.01	822	46,153	143,938	120,876	149,435	461,224

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

The most significant component included in the rights on assets acquired under finance lease item refers to the CRS data processing center in Erding. The original (1988) cost of this facility was KEURs 106,558, which has been increased due to new construction by KEURs 10,942. These leases expire on December 31, 2019, although the Group has an option to terminate the main lease on June 30, 2011. At the end of years 2009 and 2019 the Group has the option to purchase the land and the buildings for the residual value of KEURs 70,235 and KEURs 21,097, respectively. Quarterly payments consisted of principal plus interest at an average of 4.93% and 5.74% during 2001 and 2000, respectively.

The increase during the year 2000 of Patents, licences and trademarks and Intangible rights is mainly due to IT related contracts entered into with certain airlines.

The increase during the year 2001 of Software and Intangible rights is mainly due to the capitalization of IT software and travel agency signing bonuses, respectively.

At December 31, 2001 fully amortized items amount to KEURs 56,522 (KEURs 41,758 at December 31, 2000).

A breakdown of the Group's rights on assets acquired under finance leases classified by asset captions is provided below:

	Balance at 31.12.01			Balance at 31.12.00		
	Cost	Accumulated amortization	Net value	Cost	Accumulated amortization	Net value
Land and buildings	126,393	24,178	102,215	126,393	21,907	104,486
EDP equipment	21,196	18,250	2,946	38,272	28,969	9,303
Other assets	39,256	23,541	15,715	39,132	21,066	18,066
	186,845	65,969	120,876	203,797	71,942	131,855

In addition, Notes 14.3 include a breakdown of future payment commitments for assets acquired under finance lease.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

7. TANGIBLE FIXED ASSETS

Balances and movements for the years ended December 31, 2001 and 2000 of the items included under tangible fixed assets are as follows:

	Land and building	Furniture & office equipment	EDP equipment	Other fixed assets	Total
Cost					
Balance at 31.12.99	2,975	15,320	198,160	30,694	247,149
Additions	348	3,263	63,100	9,779	76,490
Additions due to acquisitions of subsidiaries	-	361	2,368	427	3,156
Disposals	-	(391)	(17,970)	(1,563)	(19,924)
Transfers	(757)	162	13,613	(301)	12,717
Exchange rate adjustments	-	91	2,716	487	3,294
Balance at 31.12.00	2,566	18,806	261,987	39,523	322,882
Additions	113	4,964	58,818	10,976	74,871
Additions due to acquisitions of subsidiaries	-	103	2,818	297	3,218
Disposals	-	(839)	(10,629)	(2,411)	(13,879)
Transfers	254	110	11,587	(1,551)	10,400
Exchange rate adjustments	-	(73)	1,815	487	2,229
Balance at 31.12.01	2,933	23,071	326,396	47,321	399,721
Accumulated depreciation					
Balance at 31.12.99	174	8,582	113,201	12,892	134,849
Additions	66	1,833	38,152	5,746	45,797
Disposals	-	(276)	(10,446)	(1,436)	(12,158)
Transfers	-	156	13,571	(132)	13,595
Exchange rate adjustments	-	66	1,052	198	1,316
Balance at 31.12.00	240	10,361	155,530	17,268	183,399
Additions	53	2,417	47,578	8,096	58,144
Disposals	-	(676)	(5,999)	(1,621)	(8,296)
Transfers	7	10	10,980	(61)	10,936
Exchange rate adjustments	-	43	1,593	145	1,781
Balance at 31.12.01	300	12,155	209,682	23,827	245,964
Net book value at 31.12.99	2,801	6,738	84,959	17,802	112,300
Net book value at 31.12.00	2,326	8,445	106,457	22,255	139,483
Net book value at 31.12.01	2,633	10,916	116,714	23,494	153,757

At December 31, 2001 fully depreciated items amount to KEURs 73,404 (KEURs 72,921 at December 31, 2000).

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

The table below summarises the cost and accumulated depreciation of tangible fixed assets located outside of Spain:

	December 31, 2001			December 31, 2000		
	Cost	Accumulated amortization	Net value	Cost	Accumulated amortization	Net value
Land and buildings	2,933	(298)	2,635	2,566	(240)	2,326
Furniture & office equipment	22,025	(11,623)	10,402	17,880	(9,929)	7,951
EDP equipment	324,663	(208,372)	116,291	259,145	(153,096)	106,049
Other assets	44,991	(23,020)	21,971	37,389	(16,660)	20,729
	394,612	(243,313)	151,299	316,980	(179,925)	137,055

8. LONG-TERM INVESTMENTS

The balances and movements for the year ended December 31, 2001 of the items included in this caption are as follows:

	Balance at 31.12.00	Additions	Decreases	Transfers	Balance at 31.12.01
Investments - equity method (*)	66,514	8,728	(15,429)	1,002	60,815
Loans to related companies	5,042	9,604	(21)	(1,610)	13,015
Long-term securities portfolio	5,469	25,278	(6,961)	-	23,786
Other loans	5,169	3,836	(594)	(1,141)	7,270
Long-term deposits	5,631	2,395	(828)	(264)	6,934
Long-term tax receivable (**)	64,501	36,118	(10,099)	-	90,520
Provisions	(72)	(3,000)	-	-	(3,072)
	152,254	82,959	(33,932)	(2,013)	199,268

The balances and movements for the year ended December 31, 2000 of the items included in this caption are as follows:

	Balance at 31.12.99	Additions	Decreases	Transfers	Balance at 31.12.00
Investments - equity method (*)	55,029	21,348	(9,268)	(595)	66,514
Loans to related companies	5,601	3,582	-	(4,141)	5,042
Long-term securities portfolio	1,911	9,358	(1,154)	(4,646)	5,469
Other loans	8,698	4,928	(541)	(7,916)	5,169
Long-term deposits	4,957	2,747	(757)	(1,316)	5,631
Long-term tax receivable (**)	40,791	27,051	(3,341)	-	64,501
Provisions	(72)	-	-	-	(72)
	116,915	69,014	(15,061)	(18,614)	152,254

(*) Details of investments under the equity method are included in Note 1. During the year 2000, decreases primarily relate to the distribution of dividends by the companies included in this caption. During the year 2001, decreases primarily relate to the results and the distribution of dividends by the aforementioned companies

(**) See Note 18.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

9. GOODWILL

The balances and movements for the year ended December 31, 2001 of the items included in this caption are as follows:

Company	Balance at 31.12.00	Increase due to acquisitions	Other increase/ decrease	Amortization	Exchange rate adjustments	Balance at 31.12.01
Fully consolidated companies						
Amadeus Argentina, S.A.	1,773	-	-	(1,004)	-	769
Amadeus Data Processing GmbH	264,505	-	-	(37,785)	-	226,720
Amadeus GTD Australia, Pty Ltd.	692	-	4,040	(1,046)	-	3,686
Amadeus Hellas, S.A.	193	-	-	(193)	-	-
Amadeus Magyaroszag, Kft.	90	-	-	(90)	-	-
Amadeus Marketing Austria, GmbH	655	-	-	(433)	-	222
Amadeus Polska Sp.zo.o.	138	-	-	(79)	-	59
Amadeus Rezervasyion Dagitim Sistemleri AS	223	-	-	(223)	-	-
CRS Amadeus Perú, S.A.	72	-	-	(63)	-	9
e-Travel	-	6,202	-	(457)	178	5,923
Eviaggi.com	-	1,711	-	(85)	-	1,626
Vacation.com	88,445	-	(71)	(9,485)	4,837	83,726
Companies consolidated under the equity method						
Amadeus do Brasil Ltd.	271	-	-	(76)	-	195
Amadeus France, S.N.C.	31,373	-	-	(4,312)	(20)	27,041
ICSA-T N.V.	2,038	-	-	(766)	-	1,272
Internet Travel Agent Inc. (ITA)	1,329	-	214	(532)	70	1,081
Travellink AB	-	5,636	-	(814)	-	4,822
SAVIA	16,047	-	-	(2,075)	-	13,972
Start Amadeus GmbH	32,208	-	-	(3,742)	-	28,466
Stellar acces Inc.	594	-	62	(689)	33	-
Topas Co Ltd.	8,697	-	-	(2,531)	-	6,166
1Travel.com Inc.	12,313	-	-	(2,860)	646	10,099
Travel.com.au Ltd.	4,110	-	(1,211)	(580)	-	2,319
	465,766	13,549	3,034	(69,920)	5,744	418,173

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

The balances and movements for the year ended December 31, 2000 of the items included in this caption are as follows:

Company	Balance at 31.12.99	Increase due to acquisitions	Other increase/ decrease	Amortization	Exchange rate adjustments	Balance at 31.12.00
Fully consolidated companies						
Amadeus Argentina, S.A.	2,777	-	-	(1,004)	-	1,773
Amadeus Data Processing GmbH	302,273	-	-	(37,768)	-	264,505
Amadeus GTD Australia, Pty Ltd.	451	373	-	(132)	-	692
Amadeus Global Travel Distribution L.L.C.	1,959	-	-	(2,116)	157	-
Amadeus Hellas, S.A.	385	-	-	(192)	-	193
Amadeus Magyaroszag, Kft.	180	-	-	(90)	-	90
Amadeus Marketing Austria, GmbH	1,088	-	-	(433)	-	655
Amadeus Polska Sp.zo.o.	216	-	-	(78)	-	138
Amadeus Rezervasyion Dagitim Sistemleri AS	445	-	-	(222)	-	223
CRS Amadeus Perú, S.A.	114	-	-	(48)	6	72
Vacation.com	-	94,876	-	(920)	(5,511)	88,445
Companies consolidated under the equity method						
Amadeus do Brasil Ltd.	-	-	379	(108)		271
Amadeus France, S.N.C.	35,652	-	-	(4,279)	-	31,373
ICSA-T N.V.	2,813	-	-	(775)	-	2,038
Internet Travel Agent Inc. (ITA)	1,689	-	-	(264)	(96)	1,329
SAVIA	18,120	-	-	(2,073)	-	16,047
Start Amadeus GmbH	35,941	-	6	(3,739)	-	32,208
Stellar acces Inc.	-	601	-	(7)	-	594
Topas Co Ltd.	11,233	-	-	(2,536)	-	8,697
1Travel.com Inc.	-	13,552	-	(312)	(927)	12,313
Travel.com.au Ltd.	-	4,110	-	-	-	4,110
	415,336	113,512	385	(57,096)	(6,371)	465,766

During 2000 the Group acquired 100% of Vacation.com. The consideration for this acquisition consisted of cash payments and a certain number of warrants (see Note 16.3.a).

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

10. DEFERRED EXPENSES

The breakdown and movements of this caption are as follows:

	Loan arrangement expenses	Interest on finance lease contracts	Total
Balance at 31.12.99	180	78,492	78,672
Additions	-	8,655	8,655
Amortization	(180)	(8,144)	(8,324)
Balance at 31.12.00	-	79,003	79,003
Additions	1,491	527	2,018
Reductions due to interest rate variations	-	(11,519)	(11,519)
Amortization	(400)	(6,798)	(7,198)
Balance at 31.12.01	1,091	61,213	62,304

11. TRADE ACCOUNTS RECEIVABLE

The breakdown of this balance is as follows:

	31.12.01	31.12.00
Companies belonging to the Group's significant shareholders	49,524	48,333
Other customers	180,833	165,537
	230,357	213,870

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

12. SHAREHOLDERS' EQUITY

12.1. The balances and movements of the accounts included under Shareholders' equity for the years ended December 31, 2001 and 2000 are as follows:

	Share capital	Additional paid-in capital	Controlling company's legal reserve	Treasury share reserve	Other reserves	Controlling company's prior year results	Reserves in consolidated companies (*)	Cumulative translation adjustments	Net profit attributable to the Holding company	Dividend on account	Total
Balance at 31.12.99	37,335	497,200	226	38,153	-	38,525	45,360	(712)	145,199	(150,001)	651,285
Distribution of 1999 profit	-	-	7,242	-	-	3,840	(15,884)	-	(145,199)	150,001	-
Capital decrease	(3,898)	-	-	-	3,508	-	-	-	-	-	(390)
Effect of disposal of treasury shares	-	2,428	-	(2,428)	-	-	-	-	-	-	-
Other movements	-	(4)	-	-	-	4	(2,259)	(6,667)	-	-	(8,926)
2000 profit	-	-	-	-	-	-	-	-	81,095	(52,232)	28,863
Balance at 31.12.00	33,437	499,624	7,468	35,725	3,508	42,369	27,217	(7,379)	81,095	(52,232)	670,832
Distribution of 2000 profit	-	-	-	-	-	29,769	(906)	-	(81,095)	52,232	-
Capital decrease	(5,539)	-	-	-	4,985	-	-	-	-	-	(554)
Effect of movements in treasury shares	-	(15,867)	-	15,867	-	-	-	-	-	-	-
Other movements	-	-	-	-	-	-	-	(857)	-	-	(857)
2001 profit	-	-	-	-	-	-	-	-	92,346	-	92,346
Balance at 31.12.01	27,898	483,757	7,468	51,592	8,493	72,138	26,311	(8,236)	92,346	-	761,767

(*) Of total reserves in consolidated companies at December 31, 2001, KEURs 2,522 (KEURs 1,118 at December 31, 2000) are restricted reserves.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

12.2. Balances and movements of class "A" and class "B" shares for the years 2000 and 2001 are as follows:

	Class "A" shares (Par value 0.01 Euros)		Class "B" shares (Par value 0.10 Euros)	
	Issued shares	Treasury shares		
As of December 31, 1999	590,000,000	6,635,082	314,383,557	
Retirements/disposals	-	(422,080)	(39,015,747)	*(1)*
As of December 31, 2000	590,000,000	6,213,002	275,367,810	
Additions *(3)*	-	3,000,000	-	
Retirements/disposals	-	(506,589)	(55,384,710)	*(2)*
As of December 31, 2001	590,000,000	8,706,413	219,983,100	

(1) Redemption of 39,015,747 class "B" shares, in exchange for 10% of their par value, relating to the IPO completed during the fourth quarter of 1999.
(2) Redemption of 55,384,710 class "B" shares, in exchange for 10% of their par value, relating to the Secondary Offering and subsequent private placement during the second quarter of 2000.
3) On November 24, 2001, the Group restructured a portion of an equity swap held with certain financial institutions (see note 16) corresponding to 3,000,000 of its class "A" shares. Following this restructuring, the underlying shares of this instrument are treated as treasury shares, providing also for the corresponding restricted reserve; however, from a legal perspective, and except for the restricted reserve, the statutory requirements for treasury shares (articles 79 and beyond of the Corporations Act) do not apply, as the Company does not have the legal ownership of the aforementioned shares.

The shares included above represent the authorized share capital of the Company. All shares are fully subscribed and paid.

The treasury shares have been acquired primarily in order to cover obligations under the Stock Incentive Plan described in note 19.

12.3. Each class "A" share carries the right of one vote, whilst each class "B" share carries the right of 10 votes. Economical rights are greater for class "A" shares in respect of any future distribution of dividends. The right to receive a dividend for class "B" shares is calculated as the lesser of 1% of total dividends or 1% of the par value of class "B" shares. In the event of liquidation of the assets of the Group, class "A" shares have greater economic rights than class "B" shares, as the Group would pay out the par value of class "A" shares and in case of any outstanding amounts they would be distributed among class "B" shares for their par value; further remaining amounts would be distributed among class "A" shares.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

As of December 31, 2000 the Company's shares were held as follows;

Shareholder	Class "A" shares	Class "B" shares *(1)*	% of class "A" shares	% of total voting rights
Société Air France	137,847,654	133,399,990	23.36%	35.69%
Iberia Líneas Aéreas de España, S.A.	107,826,173	70,983,910	18.28%	27.92%
Lufthansa Commercial Holding, GmbH	107,826,173	70,983,910	18.28%	27.92%
Other *(2)*	236,500,000	-	40.08%	8.47%
Total	590,000,000	275,367,810	100%	100%

(1) The total number of "B" shares included 55,384,710 shares which were designated to be retired by the Company, following the sale of class A shares in the second quarter of 2000, by agreement of the Universal Shareholder's meeting held on June 20, 2001. Until that time, the shareholders agreed among themselves not to exersize any of the rights, economic or voting, associated with these 55,384,710 "B" shares.
(2) Includes the treasury shares and the public shares.

As of December 31, 2001 the Company's shares were held as follows:

Shareholder	Class "A" shares	Class "B" shares	% of class "A" shares	% of total voting rights
Société Air France	137,847,654	85,782,614	23.36%	35.69%
Iberia Líneas Aéreas de España, S.A.	107,826,173	67,100,243	18.28%	27.92%
Lufthansa Commercial Holding, GmbH	107,826,173	67,100,243	18.28%	27.92%
Other *(1)*	236,500,000	-	40.08%	8.47%
Total	590,000,000	219,983,100	100%	100%

(1) Includes the treasury shares and the public shares.

12.4 In December 2000 the Board of Directors approved the distribution of a dividend on account relating to the 2000 results, amounting to KEURs 52,232, paid in January 2001, and approved at the General Assembly of Shareholders of June 20, 2001.

12.5 The Company has fully established the required legal reserve. This reserve can only be used in the amount of 20% of the share capital to compensate prior year losses in case no other reserves were available or to increase share capital for the part that exceeds 10% of the share capital following the increase.

12.6 In view of the Group's business structure it was not considered relevant to provide a breakdown of reserves in consolidated companies or of the contribution of each consolidated Company to the consolidated results.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

13. PENSION AND OTHER POST-RETIREMENT OBLIGATIONS

The balances and movements in 2000 and 2001 of the items included in this caption are as follows:

	Amount
Balance at 31.12.99	6,498
2000 expense	1,452
Payments	(429)
Exchange rate adjustments	106
Balance at 31.12.00	7,627
2001 expense	1,504
Payments	(5,663)
Reclassifications	1,471
Exchange rate adjustments	378
Balance at 31.12.01	5,317

The Payments caption of the year 2001, includes KEURs 3,765 relating to insurance contracts subscribed for the Spanish and French pension plans.

The most significant actuarial assumptions, which vary according to the country of the plan, used to calculate this provision are as follows:

	2001	2000
Discount rate	7.25%	5.75%-7.75%
Projected annual salary rise	5.0%	3.0%-5.0%
Projected increase in scale of Social Security contributions	5.0%	2.0%-5.0%
Mortality table	GRM/F-95 minus 2 years/GRM/F-83	GRM/F-95 minus 2 years/GRM/F-83

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

14. DEBT WITH FINANCIAL INSTITUTIONS

14.1. The breakdown of amounts owed to financial institutions, by maturity, is as follows as of December 31:

	2001	2000
Total debts for credits or loans	214,482	133,160
Short-term obligations under finance lease	15,772	21,492
Total short-term debt	230,254	154,652
Total debts for credits or loans	35,400	125,000
Long-term obligations under finance lease	171,242	195,778
Total long-term debt	206,642	320,778
Total Debt	436,896	475,430

14.2. The breakdown of amounts owed for short-term credits or loans, by currency, is set out below as of December 31:

2001			2000		
Available	Withdrawn	Currency	Available	Withdrawn	Currency
308,820	209,615	EUR	236,913	130,149	EUR
30,058	4,867	USD	3,534	3,011	USD
338,878	214,482		240,447	133,160	

Short-term loans have accrued interest of between 3.60% and 5.25% during 2001 (between 3.42% and 10.50% in 2000).

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

14.3. The breakdown of long-term credits or loans is as follows as of December 31:

	2001			2000		
	Available	Outstanding	Original currency	Available	Outstanding	Original currency
Syndicated loans (long-term)	300,000	35,000	EUR	125,000	125,000	EUR
Others	1,000	400	EUR	-	-	-
Total loans or credits	301,000	35,400		125,000	125,000	

The syndicated loans as of December 31, 2001 are a multi-currency revolving credit facility agreement denominated in EUR and a dual currency revolving credit facility agreement (denominated in EUR and USD), for a total amount of KEURs 125,000 and KEURs 350,000, respectively. As of December 31, 2001 and 2000, the total unused amounts available under these facilities were of KEURs 270,000 and KEURs 90,000, respectively.

The repayment and the maturity schedule for these two facilities as of December 31 is as follows:

	2001		2000	
Date of maturity	Amount of facilities maturing	Repayment schedule for outstanding amount	Amount of facilities maturing	Repayment schedule for outstanding amount
December 31, 2001	-	-	175,000	85,000
April 24, 2002	50,000	50,000	-	-
December 31, 2002	125,000	120,000	125,000	125,000
December 31, 2003	100,000	35,000	-	-
December 31, 2004	100,000	-	-	-
December 31, 2005	100,000	-	-	-
	475,000	205,000	300,000	210,000

Amounts drawn down from the syndicated loans have accrued an annual interest rate of between 3.64% and 5.44% during 2001 (between 3.64% and 4.43% in 2000).

Under the terms of these loan agreements, the Group is obliged to meet certain covenants, the most important of which are that the ratio of debt to total EBITDA (Earnings before interest, tax, depreciation and amortization) shall not exceed 3:1, calculated based on the consolidated financial statements prepared in accordance with IAS, and that the ratio of EBITDA to total financial charges shall be equal to or in excess of 3:1.

D

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

The balance of long-term and short-term obligations under finance lease, as of December 31, 2001 and 2000, is substantially denominated in euros. Finance lease obligations have accrued interest of between 3.11% and 5.74% during 2001 (between 2.29% and 5.74% in 2000).

The future payments for obligations under finance lease, were as follows as of December 31, 2001:

Year(s) due	Amount due
0 – 1	15,772
1 – 2	13,163
2 – 3	12,804
3 – 4	12,223
4 – 5	11,576
5 – 10	42,995
10 – 15	35,865
15 – 20	42,616
Total debt	187,014

15. TRADE ACCOUNTS PAYABLE

The breakdown at December 31, 2001 and 2000 is as follows:

	2001	2000
Companies belonging to the Group's significant shareholders	13,676	16,558
Other customers	190,577	184,366
	204,253	200,924

Almost all the amounts stated above are denominated in EURO and USD.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

16. COMMITMENTS WITH THIRD PARTIES AND OTHER CONTINGENT ASSETS AND LIABILITIES

The breakdown and characteristics of commitments and other contingent assets and liabilities are as follows:

16.1 Foreign currency options and forward exchange contracts

The Group has risks associated to fluctuations in currency exchange rates and utilises currency derivatives to hedge future cash flows, net investments in foreign entities and certain monetary assets and liabilities. The Group is party to a variety of foreign currency forward contracts for the management of these exchange rate exposures.

The details of forward contracts held at December 31, 2001 are as follows:

Description	*Notional amount (millions)*	*Maturities*	*Fair value gain/(loss) (KEURs)*
USD sold	(438)	Jan 02 - Dec 04	(13,990)
GBP bought	25	Jan 02 - Dec 02	768
AUD sold	(4)	Dec 02	28
AUD bought	13	Jan 02 - Dec 02	58
			(13,136)

The details of positions held at December 31, 2000 are as follows:

Description	*Notional amount (millions)*	*Maturities*	*Fair value gain/(loss) (KEURs)*
Options			
USD Put options sold	60	Mar-Dec 2001	(1,198)
USD Put options bought	60	Mar-Dec 2001	4,250
USD Call options sold	72	Mar-Dec 2001	(1,768)
			1,284
Forward exchange contracts			
USD sold	84	Jan-Dec 2001	137

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

16.2 Interest rate derivatives

To limit the Group's exposure to increases in interest rates related to a finance lease agreement, the Group has an interest rate swap agreement. This agreement entitles the Group to receive interest at floating rates and obliges it to pay interest at a fixed rate of 5.785%, both relating to a declining schedule of principal amounts, beginning on December 31, 1999 at KEURs 20,016 and ending on December 31, 2004 at KEURs 10,427. The remaining notional amounts of this interest rate swap was KEURs 16,409 and KEURs 18,250 as of December 31, 2001 and 2000, respectively.

16.3 Equity related instruments

a) Warrants issued

As a result of certain commercial agreements in the IT services arena and other areas, the Group issued during the year 2000 warrants to purchase 10,668,000 of its class "A" shares at excersize prices of 9.09 to 13.40 per share. Under the terms of the respective contractual arrangements, the number of warrants is based on the number of "A" shares issued as of the date of the contract. Therefore, any increase in the number of issued clas "A" shares could require a corresponding increase in the number of warrants. Of these warrants, 1,818,000 vested in 2001 and 8,850,000 had vested 50% as of December 31, 2001 with an additional 25% vesting in each of 2002 and 2003. Expiration dates for these warrants are during the years 2004 and 2005.

The fair values of the outstanding warrants are estimated based on quoted market prices of the underlying Amadeus class "A" shares at the balance sheet date and applying an appropriate valuation methodology. This methodology uses certain estimates, including the volatility of the Company's share price. In 2000 the Group applied historical volatility rates for this estimate. Due to the increased trading in the market of similar instruments with respect to the Company's shares, it is now possible to obtain reasonable estimates of the implied volatility of these shares. Management believes that implied volatility provides a more representative view of the value of these warrants and, therefore, has applied implied volatility rates in 2001. The impact of this change in estimate for the year ended December 31, 2001 has been an increase in the caption of other deferred income of approximately EURs 3.4 million. The unrealized gains resulting from the remeasurement of these warrants as of December 31, 2001 and 2000, were of KEURs 39,608 and KEURs 11,268, respectively.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

b) Equity swap

In order to manage the exposure to a rise in its share price with respect to these warrants, the Group entered into Equity Swap agreements which allows Amadeus to buy 12,812,858 of its class "A" shares at an average price of EURs 10.32 or settle the difference with the market price in cash, at any time until mid-2004. The financing costs relating to this agreement were at interest rates of 3.83% to 5.73% and 5.05% to 5.62% during 2001 and 2000, respectively.

As of November 24, 2001, the Group restructured a portion of the equity swap agreements related to 3,000,000 of its class "A" shares. As a result of this restructuring, although the ownership of the shares has not been transferred, this portion of the swap has been treated as an acquisition of shares with deferred payment.

The fair value of the equity swap agreements which are not treated as equity instruments on December 31, 2001 and 2000, was an unrealized loss of KEURs 18,854 and KEURs 30,967, respectively, included in the statement of income under the Financial expense caption.

c) Warrants and options received

As a component of certain commercial agreements, the group receives warrants on shares of other companies. The unrealized loss relating to these warrants recognized in the years 2001 and 2000 is of KEURs 984 and KEURs 27, respectively.

Effective October 1, 2001, the Group bought a call option for which it obtained the right to acquire full ownership of one of its National Marketing Companies (NMC) at any time before April 1, 2003. The premium of this derivative amounting to KEURs 13,566 is being amortized over the life of the option. If this option is exercized before its maturity, the premium or a portion thereof (depending on the date of exercise) will be set off against the purchase price of the NMC.

16.4 Operating lease agreements

As of December 31, 2001 the Group has contracted commitments for operating leases totalling KEURs 138,505 (KEURs 83,917 at December 31, 2000).

D

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

16.5 Guarantees

As of December 31, 2001 and 2000 the Group has issued guaranties to cover certain lease obligations of related companies, amounting to KEURs 2,075 and KEURs 2,463, respectively.

16.6 Other commitments

As of December 31, 2001 and 2000, the Group had short-term commitments to acquire tangible assets for KEURs 6,696 and KEURs 6,669, respectively. Additionally, the Group has entered into various software licence agreements which could entail future payments. The likelihood that the Group will make these payments is subject to the compliance by the counterparty with certain contractual obligations and certain other events. The maximum amount committed under these agreements, at December 31, 2001, is KEURs 4,710 and KEURs 42,658, for the short and the long-term, respectively (KEURs 671 and KEURs 46,779, for the short and the long-term, respectively, at December 31, 2000).

16.7 Equant Depository Certificates

As of December 31, 2000 the Group held 729,445 depository certificates issued by Stichting "The SITA Foundation" ("the Foundation") at a cost of KEURs 1,820, representative of 729,445 shares of Equant, which was included within long-term investments. On December 31, 2000 the NYSE closing price of Equant shares was USD 26.06 per share.

On June 29, 2001, the Foundation converted all of its Equant shares (including Amadeus' depository certificates), at a ratio of 2.2 Equant shares for each France Telecom share, resulting in 331,566 France Telecom shares assigned to the Group, in accordance to the share purchase agreement entered into between the Foundation and France Telecom in November 2000.

On July 3, 2001, the Group cancelled its depository certificates, receiving in exchange the proceeds from the sale, by the Foundation, of its assigned France Telecom shares, resulting in a pre-tax profit of KEURs 15,814. This result has been included as extraordinary income in the statement of income.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

16.8 SITA Inc depository certificates

As of December 31, 2001 the Group held 3,214,200 depository certificates of SITA INC NV issued by Stichting "the SITA Information Networking Computing Foundation" ("the Foundation"), representing 3,214,200 shares of SITA INC NV, at a cost of KEURs 3,569, which is included within long-term investments.

17. REVENUES, EXPENSES AND WORK-FORCE

17.1. A distribution by geographical markets of trade revenues and other operating income is as follows:

Geographical market	2001	2000
Europe	1,069,912	952,833
United States	248,425	238,967
Rest of the World	465,399	371,787
	1,783,736	1,563,587

The above geographical distribution of revenue is based primarily on the country where bookings were made and, with respect to bookings made through the Group's CRS directly with airlines, based upon the home country of the airline.

17.2 A breakdown of the trade revenues and other operating income, denominated mainly in EURO and USD, by type of client is as follows:

	2001	2000
Companies belonging to the Group's significant shareholders and the Group's related companies	503,770	456,282
Other	1,279,966	1,107,305
	1,783,736	1,563,587

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

17.3. Likewise, a breakdown of the other operating expenses, denominated mainly in EURO and USD, by type of supplier is as follows:

	2001	2000
Companies belonging to the Group's significant shareholders and the Group's related companies	345,049	345,080
Other	776,515	641,535
	1,121,564	986,615

17.4. The average number of employees of the Amadeus Group for the year ending December 31, 2001, amounted to 3,922 (3,177 employees in 2000).

17.5. A breakdown of the financial expenses and income by concept as of December 31, is as follows:

	2001	2000
Equity swap financial expenses	(21,826)	(30,967)
Net positive / (negative) exchange rate variance	7,230	(22,135)
Leasing financial expenses	(6,798)	(8,141)
Profit from money market investments	3,028	10,818
Bank loans financial expenses	(19,532)	(12,904)
Other	(361)	(4,898)
Net loss from financial activity	(38,259)	(68,227)

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

18. TAXATION

18.1. The companies that make up the Group are all individually responsible for their own tax assessments and hence do not file a consolidated tax return. The majority of these companies are open to tax inspection according to local tax laws in each case.

18.2. As of December 31, 2001, the Group has available tax loss carry-forwards totalling KEURs 6,893 (KEURs 1,486 at December 31, 2000) for which no tax credit has been recognized due to the uncertainty of their recoverability.

Deferred tax assets mainly include temporary differences due to different amortisation criteria and tax credits recognized for losses incurred.

Deferred tax liabilities mainly include temporary differences related to the Company's provision for the decline in value of long-term financial investments.

The following table shows the expiration dates of unused tax losses as of December 31, 2001 and 2000:

Year(s) of expiration	2001	2000
0-1	429	34
1-2	455	20
2-3	2,538	61
3-4	159	48
4-5	2,691	49
Unlimited	621	1,274
Total	6,893	1,486

18.3. At December 31, 2001 and 2000 there were no deductible temporary differences for which no deferred tax asset had been recognized.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

18.4. The reconciliation between the tax calculated at the tax rate applicable in Spain and the Corporate Income Tax expense for fiscal years ended December 31, 2001 and 2000 is as follows:

	2001		2000	
	Amount	%	Amount	%
Consolidated income before tax	171,093	-	131,393	-
Tax calculated at statutory tax rate in Spain	59,882	35.0	45,990	35.0
Losses with no tax benefit recognition	1,650	0.9	1,028	0.8
Recognized tax credits for tax loss carry-forwards and deferred tax assets	(616)	(0.4)	(2,705)	(2.0)
Effect of higher tax rates in other countries	2,661	1.6	8,685	6.6
Tax effect for net results from associates and minorities	8,343	4.9	481	0.4
Permanent differences	4,757	2.8	(5,698)	(4.3)
Provision against recoverability of certain deferred tax results	3,923	2.3	-	-
Other	(1,853)	(1.1)	2,517	1.8
Corporate Income Tax expense	78,747	46.0	50,298	38.3

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

19. STOCK INCENTIVE PLANS

Beginning with the International Global Offering of 1999, the Group adopted a stock based Employee Incentive Plan (the Plan) to retain and motivate senior management and employees starting October 19, 1999. The plan provides for the award of common stock in the form of stock options and stock grants as follows:

i) The Group granted to its employees a one-time grant of shares, depending on salary level and seniority, which will vest over a three-year period in three equal annual instalments.

ii) The Group granted to senior management and officers of the Group a one-time grant of shares which will vest at the end of a three-year period.

iii) The Group granted to executive employees (including non-senior members from the management team) in 1999, 2000 and 2001 options to purchase shares of the Group's Common Stock, at the market price at the moment of grant. The aforementioned options vest in equal instalments over a 4 year period measured from the date of the grant and have a ten-year term from the grant date. The exercise price for these stocks options ranges from 5.42 to 8.89 Euros per share.

As of December 31, 2001 the number of shares required in order to meet the obligations under these plans was of 535,653 and 6,102,706 for the stock grant and option plans, respectively (916,069 and 3,614,225 as of December 31, 2000). Total expense recognized relating to grants, including social costs, for the year 2001 is of KEURs 2,341 (KEURs 2,450 in 2000). During the year ended December 31, 2001 the Group delivered 441,542 and 65,047 shares to participants in the stock grant and option plans, respectively (368,665 and 53,415 during the year ended December 31, 2000, respectively).

20. OTHER INFORMATION

Total remuneration of all kinds to the members of the Board of Directors of the controlling company amounted to KEURs 429 in 2001 (KEURs 218 in 2000). No loans, advances or stock options have been granted to the members of the Board of Directors.

CONSOLIDATED DIRECTORS' REPORT OF AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

INTRODUCTION

2001 has been a year dramatically impacted by the events of September 11th. Bookings, both airline and non-airline, through the Amadeus system fell 2% and trade revenues for the year was 1,773.4 million Euros, representing an increase of 14.3%. Our operating income grew 5.9% to 271.8 million Euros.

Despite the crisis in the travel industry as a result of the events mentioned above, our 2001 numbers consolidate Amadeus, again, as the fastest growing GDS, in terms of booking growth. Our geographical spread (our system is now being used in a total of 199 markets) and the diversification of our revenue base, with a strong contribution coming from our non-booking products, have helped to achieve this growth.

Before September 11th, our booking growth was approximately 4% on a worldwide basis, despite a slowing economy. After the attacks, we saw our bookings being eroded by a higher than normal number of cancellations. In the context of air traffic slowdown, Amadeus has been able to gain market share against its main competitors. We are confident that in 2002 this trend will continue as we have recently signed important contracts with travel agency groups in Europe that should bring a significant number of new bookings to the Amadeus system.

In response to the crisis, our management team has been working through plans to respond to declines in demand. We have implemented some cost control measures in order to address lower levels in air traffic volumes. We have reduced our expenditures, implemented a hiring freeze and postponed some investments.

We do believe that, as a result of the current crisis in the travel industry, airlines are most likely to take structural decisions in order to spur efficiency and those could include an increasing outsourcing of their technology. Amadeus is well positioned to benefit from such outsourcing in the mid and long term. Our IT products for the airline industry have no direct competition and are in strong demand, we are currently in conversations with several airlines interested in being clients of our IT offering. In this respect, we would like to highlight that BA's systems have already been successfully migrated to Amadeus and the airline became the latest member of the Amadeus System User family.

In the e-commerce arena we have acquired e-Travel, a leading U.S. supplier of hosted corporate travel technology solutions, whose roster of blue chip customers includes Ingersoll Rand Company, Oracle Corporation, Philip Morris Companies Inc, and Vivendi Universal.

Customers of e-Travel's corporate self-booking services enjoy the industry's highest utilization rates - as high as 98 percent - enabling these corporations to rapidly realize significant travel management cost savings.

D

After all the negative consequences of the terrorist attacks, Amadeus is still in good shape and ready to reap the benefits of the recovery in air travel volumes during 2002 and the increasing demand of IT solutions in the airline industry. As the industry leader in providing technology solutions for the airline industry, we remain committed to add new clients to the IT division and improve our solutions to meet demands of the market.

ECONOMIC RESULTS

Operating revenues

Amadeus Group revenues come mainly from the invoicing of:

a) Air bookings made through terminals installed both in travel agencies and the airlines', direct sales offices, or via web pages connected to the Amadeus data processing center.

b) Non air bookings: Mainly hotel rooms, car rentals, train tickets as well as other travel services.

c) Data processing capabilities to Start Amadeus (the German NMC, 34% owned by Amadeus) and the information technology services provided to British Airways.

d) Other non-booking revenues including mainly the issuing fees of air tickets (both paper tickets and electronic ticketing), the sale of statistical information on airline bookings, fare quote services, interlink charges and subscriber fees, as well as the consolidated revenues from Vacation.com (company 100% acquired in the last quarter of 2000).

Revenues from air and non-air bookings, increased by 85.9 million Euros in 2001, representing an increase of approximately 6.4% compared to the previous year, despite a 2% drop in bookings.

Other revenues grew 128.1 million Euros, representing an increase of 56.3% versus 2000.

The increase in booking revenues is mainly due to the unit price increase (effective as from the 1st of January of 2001), combined with the strengthening of the US dollar against the Euro.

The increase in other trade revenues was due to the good performance of the product portfolio. Also contributing to this increase were revenue from the US travel agency consortia business and from certain Information Technology services, both of which commenced during the second half of 2000.

The total number of bookings net of cancellations (net bookings) registered in 2001, excluding potential future cancellations from the open booking inventory, was 386.1 million, which represents a decrease of 2.0% compared to the 393.9 million bookings registered in 2000.

The Air bookings decrease was 2.5%, while the growth in non-air bookings was 4.3%.

From a geographical perspective, this decrease was driven mainly by a 14.3% decrease in bookings in the North American market. In the European market this reduction was 0.8%, upon which the effect in number of bookings has been partly compensated by an increase in the Rest of the World markets of 2.1%.

Operating Expenses

Operating expenses for the twelve months ended December 31, 2001 amount to 1,598.9 million Euros, which compared to the 1,337.0 million Euros registered in 2000, represents an increase of 19.6%.

The increase in operating expenses is mainly due to higher distribution cost, resulting from increases in travel agency incentives, a newly acquired NMC and increases in distribution fees from Airlines' ticketing offices (ATOs/CTOs). Also contributing to this increase are new business costs for e-Travel and eviaggi.com, as well as the full year impact of Vacation.com and Information Technology services (these consortia and IT activities commenced during the second half of 2000).

The most significant operating expense is the distribution fee paid to third parties (i.e., companies that are not consolidated by the purchase method). This includes mainly National Marketing Companies (NMCs) and system users for bookings made in Travel Agencies and certain Airlines ticketing offices (ATOs/CTOs). Total expenses corresponding to distribution fees during 2001 were 665.7 million Euros, representing an increase of 7.2% compared to the previous year, where total distribution fees were 621.1 million Euros.

Operating expenses, other than distribution fees, include mainly the following concepts:

- Salaries and social charges, which during 2001 increased by 37.1%, mainly due to the 23.4% increase, approximately, in the average number of employees to 3,922 in 2001 from 3,177 in 2000.

- Amortization expenses, which increased by 22.8% during 2001 compared to 2000, mainly due to the amortization of the capitalized costs related to the Information Technology contracts signed with British Airways, and the amortization of signing bonus related to certain travel agency chains.

- External services expenses, which include among others general and administrative expenses; operating expenses relating to the development and maintenance of pricing and reservation system software and Travel Agencies software, which is mainly developed to facilitate access to the system; central activities of publicity, public relations and conventions; and support activities to the NMCs relating to documentation, training and technical solutions to access the system. External services expense increased by 24.7% during 2001 compared to 2000.

Operating profits and net result

Operating profit was 271.8 million Euros during 2001, representing an increase of 5.9% from 2000 results of 256.6 million Euros.

D

Net result for the year ended December 31, 2001, including special items was 92.3 million Euros, representing an increase of 13.9% compared to 81.1 million Euros for the same period in 2000.

Special items for the year 2001 include mainly 12.3 million Euros of exceptional after-tax negative impact from the mark-to-market of equity swap agreements, and 10.2 million Euros after-tax gain as a result of the sale of shares held in France Telecom, previously Equant shares. Special items for the year 2000 included primarily 19.5 million Euros of exceptional after-tax negative impact from the mark-to-market of equity swap agreements, entered into to manage the exposure to a rise in the Amadeus class "A" shares with respect to certain warrants issued. In this respect, the unrealized gain, which was not recognized in the statement of income, associated to these warrants during the year 2001 was of 15.1 million Euros.

Excluding the special items from both 2001 and 2000, in order to facilitate comparison, the net result was 97.9 and 100.9 million Euros respectively, representing a decrease of 3%.

RESEARCH AND DEVELOPMENT ACTIVITIES

The research and development policy (R&D) for the Amadeus Group is a relevant tool to obtain competitive advantages, to increase efficiency and to improve the Amadeus System functionality as well as to reduce the maintenance and operating costs.

The constant process of modernization that the Group performs to its systems requires that the R&D center located in Nice continuously develops products using the latest state-of-the-art technology available.

Amadeus has dedicated 55.0 million Euros during 2001 to R&D.

Amadeus keeps on investing to improve administrative products targeting multinational Travel Agencies. These products have as their main objective the automation of the transmission of booking data during the billing process and the management of customer accounts and its consolidation at a branch or central level.

During 2000 Amadeus began to assign resources for R&D investment aiming to the development and implementation a common platform for the information technology services ("New Generation Platform") as the basis to market the offering of its information technology services line of business to airlines.

TREASURY STOCK

As a result of the admission to listing in October 1999 of the Company's shares, in the Madrid and Barcelona Stock Markets and with the purpose of meeting the commitments of an employee stock incentive plan, the Company acquired 6,635,082 Class A shares of a par value of € 0.01 each, at the price agreed for the Public Offering of € 5.75 per share.

Of the total number of Treasury Shares as of December 31, 1999, 3,888,224 Class A shares have been allocated to the employee stock incentive plan. As of that date the remaining 2,746,858 Class A shares has not been applied to this specific purpose. Since inception of this plan, the Group has disposed of 928,669 Class A shares in order to fulfill its obligations with its employees.

D

Additionally, in the last quarter of the year, the Group restructured a portion of the equity swap entered into several financial institutions related to 3,000,000 Class A shares. As a result of this restructuring, the related Class A shares to this equity instrument are assimilated to the accounting treatment of Treasury Stock. The corresponding Treasury Shares Reserve has been established even though the legal regime for Treasury Shares set forth in Art. 79 and following of the Spanish Corporations Law does not apply to the 3,000,000 Class A shares, due to the Company is not the owner of said shares.

As of December 31, 2001, the number of Treasury Stock is 8,706,413, equivalent to 0.31% of the capital stock of the Company. The accounting cost of this Treasury Stock at year-end amounts to 50.9 million Euros, being the number of shares needed to fulfill its obligations with employees, related to stock incentive plan, 6,638,359 Class A shares. Once excluded the aforementioned 3,000,000 Class A shares, the treasury stock represents 0.20% of the capital stock of the Company and an accounting cost at year-end of 32.8 million Euros.

The Board of Directors ratified the restructuring of the 3,000,000 Class A shares equity swap above referred to and authorised Management of the Company so that it may proceed, within the year 2002, with the reclassification of the remaining Equity Swaps of 9,812,858 Amadeus Class A shares into Treasury Shares, when appropriate. Up until now, Management of the Company has not exercised the authorization conferred by the Board of Directors.

The Ordinary General Assembly celebrated on June 20, 2001, authorized the Board of Directors to proceed, in one or more acts, with the acquisitions of treasury stock by the Company itself and by companies of its group, both directly as well as indirectly, as the case might be, in accordance with Article 75 of the Spanish Corporations Law. The maximum number of shares to be acquired cannot exceed 5% of the total Class A shares, provided that the total par value of the shares to be acquired from the date of the General Assembly of Shareholders´meeting together with the total par value of the existing treasury stock prior to the said date does not exceed 5% of the capital stock of the Company. The maximum and minimum price to be paid is, respectively, 125% and 75% of the Stock Market value in the acquisition date. The Board of Director may use the Treasury Stock in consideration of business and corporate transactions as well as for the implementation of stock plans for employees and senior executives. The authorization is valid for 18 months from the date of celebration of the Ordinary General Assembly.

The Board of Directors has not exercised, in general terms, the authorizations conferred by the General Assembly either to the closing of the financial year or to the date of issuance of this Director's Report, except in the following cases:

- Authorization to Management of the company, on Board of Directors meeting celebrated on December 13, 2001, so that it may proceed within the calendar year 2002, with the acquisition, if needed, of a maximum of 800,000 Class A shares in order to implement the first annuity of the Stock Purchase Plan for the Employees (Stock Purchase Plan).

- Up until now, Management of the company has not exercised the authorization conferred by the Board of Directors.

MERCANTILE AND STOCK MARKET ASPECTS

The Company takes part of the selective group of companies included in the IBEX 35 Index since the beginning of the year 2000 and it is traded in a special segment of negotiation called "Nuevo Mercado" of the Spanish Automated Quotation System.

Since December 1999, the company is also listed in the Paris and Frankfurt Stock Exchanges.

In accordance with the rule (Aviso 12/2000) of the "Technical Assistant Committee of the IBEX Index", related to the measures implemented in order to contribute to a more efficient replica of the IBEX 35 Index, and effective on July 2, 2001, the company weigh in the IBEX 35 Index was established in 75% of its free-float. This is the result of the selective criteria used by Committee for those companies with a free float between 40% and 50%.

Capital decrease through the redemption of Class B shares

The Ordinary General Assembly held on the 20th of June of 2001 resolved to reduce the share capital of the company with return of contributions to the shareholders by means of the redemption of 55,384,710 shares Class B.

The redemption of Class B shares is based on the shareholders' agreement executed by the major shareholders on September 27, 1999, that provides a proportion of one Class A share for every 0.6223 Class B shares, pursuant to which the voting rights carried by Class B shares may be exercised in the light of the economic rights carried by Class A shares. As a consequence of the Public Offering for Sale of May 24, 2000, and the Private Placement of June 12, 2000, by virtue of which a total number of 89,000,000 Class A shares were sold by the major shareholders, the redemption of the corresponding Class B shares for a price equal to 10% of the par value of the Class B shares was submitted to the General Assembly for its approval.

The reduction of the share capital is the culmination of the aforementioned process. As a result of the reduction of the capital, 55,384,710 Class B shares were excluded from listing in the Madrid and Barcelona Stock Exchange. After such process and in accordance with the last available communication of significant participation filed with the Spanish Stock Exchange Commission, the shareholding structure of the company is as follows:

Shareholders	N° of Class A shares	N° of Class B shares	Par Value in Euro	% Class A shares	% Class B shares	% Class A + B shares
Air France	137,847,654		1,378,476.54	23.36%		35.69%
Air France		85,782,614	8,578,261.40		39.00%	
Iberia	107,826,173		1,078,261.73	18.28%		27.92%
Iberia		67,100,243	6,710,024.30		30.50%	
Lufthansa	107,826,173		1,078,261.73	18.28%		27.92%
Lufthansa		67,100,243	6,710,024.30		30.50%	
Público *	236,500,000		2,365,000.00	40.08%		8.47%
Total	**590,000,000**	**219,983,100**	**27,898,310.00**	**100.00%**	**100.00%**	**100.00%**

* Treasury stock and public shares included.

OTHER RELEVANT FACTS

The following noteworthy events occurred during the year:

Amadeus share of global travel agency bookings increased by 1.1 percentage points in 2001. This success reflects the company's philosophy of viewing customers as partners and providing them the technology to underwrite their success in the highly competitive global marketplace.

The company reinforced its commitment to taking a significant share of the market for online managed travel services for businesses worldwide, with the acquisition of e-Travel, a leading US supplier of hosted corporate travel technology solutions.

Amadeus made further progress in creating a world-class IT services division, with the successful transition of the British Airways (BA) passenger management systems from BA to the Amadeus Data Processing Centre at Erding, in Germany.

The unique System User concept, whereby airlines outsource their sales and reservations services to Amadeus, won further customers such as bmi British Midland and JAT Yugoslav Airlines.

In online travel technology and e-commerce solutions, prestigious customers such as SAM'S CLUB in the US, with 41 million members, ebookers.com and Opodo, the new European travel portal, opted for Amadeus as a key partner to develop their online travel businesses. With BroadVision of the US, a leader in e-business and One-To-One® personalization technology, Amadeus launched BroadVision-Amadeus Travel Commerce TM. This provides online travel operators with further technology to differentiate their online portals and to create successful online travel sites.

Although not immune from the impact on the travel industry, following the 11 September attacks, Amadeus has responded with a range of measures designed to ease the pain felt by key travel intermediaries. These measures ranged from credits for cancellations made in the immediate aftermath of the attacks, to focused travel agency support measures and scaling back its 2002 price increases for customers.

Finally, Amadeus became the first GDS to receive ISO 9001:2000 certification covering the practice and organizational requirements of managing successfully for quality. This represents further validation of an ongoing Amadeus commitment to provide its customers and partners with high quality service and productive business relationships.

GOVERNING RULES

With the aim of assuming the Código Olivencia, Amadeus has established its governing rules, in addition to the provisions set forth in the By-laws (approved by the General Assembly on August 11, 1999), in the Regulation of the Board of Directors and in the Code of Conduct, both approved by the Board of Directors on September 27, 1999.

Board of Directors

The Board of Directors of the Company consists of a minimum of five (5) and a maximum of twenty (20) members, elected by the Shareholders' Meeting for a period of four (4) years, who may be re-elected for additional consecutive periods of 4 years.

Current membership: At closing, the Board of Directors of the Company consists of thirteen members.

Three of the thirteen members of the Board are independent Directors meanwhile the remaining ten members of the Board are controlling Directors.

The Independent Directors, unrelated to any significant shareholder, are appointed to represent the shareholders of the Company that hold the floating capital.

The three independent Directors are the following:

Mr. Fernando Conte García
Mr. Francis Lorentz
Mr. Friedrich Josef Fröschl

The remaining ten members of the Board are controlling Directors who represent the significant shareholders in the Company.

With effect of 24 September, 2001, Dr Karl-Ludwig Kley was appointed Chairman of the Board of Directors of Amadeus, once the outgoing Chairman Mr. Guillermo Serrano de Entrambasaguas completed his two-year term.

Committees of the Board of Directors.

As per the By-laws and the Regulation of the Board of Directors of Amadeus, the Board is advised by three different Committees, i.e., the Nominating Committee, the Audit Committee and the Compensation Committee. The Committees do not have decision-making authority, but have an advisory role, making recommendations or proposals to the Board of Directors.

➢ Nominating Committee:

Composition:

The Nominating Committee is composed of three members. Currently, the three members of the Nominating Committee are controlling Directors who are the following:

Mr.Guillermo Serrano de Entrambasaguas
Mr. Karl-Ludwig Kley
Mr. Pierre Henry Gourgeon

General Functions:

The Nominating Committee, among other functions, has to review, report and make recommendations to the Board of Directors on the appointment of Independent Directors.

- Audit Committee:

  Composition

  The Audit Committee is composed of two Independent Directors who currently are the following:

  Mr. Francis Lorentz (Chairman)
  Mr. Fernando Conte García

  General Functions

  The Audit Committee has to review, report and make recommendations to the General Shareholders Meeting on the selection of independent auditors, fees to be paid to such independent auditors, adequacy of the audit accounting and control procedures of the Company and any such other matters as the Board may from time to time prescribe.

- Compensation Committee:

  Composition:

  The Compensation Committee is composed of two Independent Directors who currently are the following:

  Mr. Fernando Conte García (Chairman)
  Mr. Francis Lorentz

  General Functions:

  The Compensation Committee has to review, report and make recommendations to the Board on the management remuneration policies of the Company including salary and fringe benefit of appointed officers; other remuneration such as incentive compensation, deferred compensation and stock plans; director's compensation and benefits and such other matters as the Board from time to time prescribe.

RELEVANT FACTS OCCURRED AFTER THE CLOSING OF THE YEAR

There are no relevant facts to the date of this report occurred after the closing date that need to be mentioned.

BOARD OF DIRECTORS

Composition referred to as of December 31, 2001, as well as to the date of adoption of the Annual Accounts and Directors Report.

CHAIRMAN

Mr. Karl-Ludwig Kley

DIRECTORS

Mr. Guillermo Serrano de Entrambasaguas
Mr. Manuel López-Colmenarejo
Mr. Enrique Dupuy de Lôme
Mr. Pierre Henri Gourgeon
Mr. Jean Paul Hamon
Mr. Philippe Clement Calavia
Mr. Christian Boireau
Mr. Peter Franke
Mr. Ralf Burkhar Maria Teckentrup
Mr. Fernando Conte García
Mr. Francis Lorentz
Mr. Friedrich Josef Fröschl

SECRETARY (non Director)

Mr. Tomás López Fernebrand

VICE-SECRETARY (non Director)

Mr. Jacinto Esclapés Díaz

Madrid, 26th of March of 2002

Amadeus Global Travel Distribution, S.A.

Auditors' Report, Annual Accounts
and 2001 Management Report
for the year ended December 31, 2001

"Free translation of a report and annual accounts originally issued in Spanish and prepared in accordance with accounting principles generally accepted in Spain. In the event of a discrepancy, the Spanish-language version prevails."

Torre Picasso, plta. 38
Plaza Pablo Ruiz Picasso, 1
28020 Madrid
España

Tel.: +(34) 915 82 09 00
Fax: +(34) 915 56 74 30
www.deloitte.es

Deloitte & Touche

"Free translation of a report and annual accounts originally issued in Spanish and prepared in accordance with accounting principles generally accepted in Spain. In the event of a discrepancy, the Spanish-language version prevails."

INDEPENDENT AUDITORS' REPORT ON THE ANNUAL ACCOUNTS

To the Shareholders of Amadeus Global Travel Distribution, S.A.:

We have audited the annual accounts of Amadeus Global Travel Distribution, S.A (the Company) which comprise the balance sheet as of December 31, 2001 and the related statement of income and notes for the year then ended, the preparation of which is the responsibility of the Company's management. Our responsibility is to express an opinion on the annual accounts, taken as a whole, based on procedures performed in accordance with generally accepted auditing standards, which require examining, on a test basis, evidence supporting the amounts and disclosures in the annual accounts, the accounting principles used and estimates made.

In accordance with commercial legislation and for comparative purposes, the Directors present the corresponding amounts for 2000, together with the figures for each item included in the balance sheet and in the statements of income and of source and application of funds for 2001. Our opinion refers exclusively to the year 2001 annual accounts. On March 24, 2001, we issued an audit report on the 2000 annual accounts, in which we expressed an unqualified opinion.

In our opinion, the attached annual accounts present fairly, in all material respects, the shareholders' equity and financial position of Amadeus Global Travel Distribution, S.A. as of December 31, 2001 and the results of its operations and the resources obtained and applied for the year then ended, and contain the necessary information for an adequate interpretation and understanding, in conformity with generally accepted accounting principles applied on a basis consistent with that of the previous year.

The accompanying management report for year 2001 contains those explanations which the management considers appropriate of the Company's situation, its activities and other matters and does not form an integral part of the annual accounts. We have verified that the accounting information contained in the management report is in accordance with the annual accounts for the year 2001. Our procedures as auditors are limited to the verification of the management report to the extent described in this paragraph and do not include a review of information different from that obtained from the accounting records of the Company.

DELOITTE & TOUCHE

Gabriel López García
Partner

March 26, 2002

BALANCE SHEETS AS OF DECEMBER 31,
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

Assets	2001	2000
Fixed assets	**957,999**	**895,840**
Start-up expenses (Note 5)	13,691	18,604
Intangible fixed assets (Note 6)	80,108	84,294
Research and development expenses	10,032	10,012
Patents, licenses and trademarks	21,354	21,203
Intangible rights	90,551	78,225
Software	12,015	12,464
Accumulated amortization	(53,844)	(37,610)
Tangible fixed assets (Note 7)	10,140	10,583
Furniture and office equipment	1,066	944
Other tangible fixed assets	22,756	19,730
Accumulated depreciation	(13,682)	(10,091)
Investments (Note 8)	803,188	746,634
Investments in Group companies	412,994	379,002
Loans to Group companies	276,749	267,451
Investments in related companies	193,647	175,731
Loans to related companies	1,069	1,818
Investments – other	21,979	1,250
Long-term deposits	4,997	4,245
Long-term tax receivable	27,144	29,377
Provisions	(135,391)	(112,240)
Treasury shares	50,872	35,725
Deferred expenses (Note 9)	**1,091**	-
Current assets	**269,638**	**303,064**
Receivables	209,953	224,277
Trade accounts receivable (Note 10)	205,012	187,439
Accounts receivable - Group companies	10,427	21,723
Accounts receivable - related companies	6,553	1,570
Other accounts receivable	5,144	9,169
Employee advances	196	358
Tax (Note 11)	20,153	17,049
Provisions for doubtful accounts	(37,532)	(13,031)
Short-term financial investments	56,441	55,373
Loans to Group companies	41,303	40,190
Loans to related companies	4,600	1,721
Other loans	49	4,082
Other credits	31	38
Deposits	10,458	9,342
Cash	1,962	21,967
Prepaid expenses	1,282	1,447
Total	**1,228,728**	**1,198,904**

See the accompanying notes to the annual accounts.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

BALANCE SHEETS AS OF DECEMBER 31,
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

Liabilities and shareholders' equity	2001	2000
Shareholders' equity (Note 12)	**713,084**	**651,582**
Share capital	27,898	33,437
Additional paid-in capital	483,757	499,624
Legal reserve	7,468	7,468
Treasury shares reserve	51,592	35,725
Other reserves	85,185	80,483
Results from previous years	(5,155)	(34,924)
Net income for the year	62,339	82,002
Dividends on account	-	(52,233)
Deferred income	**58,693**	**39,186**
Unrealized exchange gains	8,046	14,357
Other deferred income	50,647	24,829
Provisions for liabilities	**3,678**	**5,736**
Pension provision (Note 13)	-	2,613
Other provisions	3,678	3,123
Long-term liabilities	**64,215**	**162,576**
Debt with financial institutions (Note 14)	35,000	125,000
Other liabilities	29,215	37,576
Short-term liabilities	**389,058**	**339,824**
Short-term debts with financial institutions (Note 14)	184,202	96,958
Accounts payable-Group and related companies	97,687	106,691
Accounts payable-Group companies	78,748	73,901
Accounts payable-related companies	18,939	32,790
Trade creditors	91,780	70,590
Trade accounts payable (Note 15)	91,780	70,590
Non-trade creditors	13,027	65,181
Tax (Note 11)	2,350	1,681
Other accounts payable	6,493	61,516
Personnel related	4,184	1,984
Accruals	2,362	404
Total	**1,228,728**	**1,198,904**

See the accompanying notes to the annual accounts.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31,
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

Debit	**2001**	**2000**
Expenses		
Personnel expenses		
Salaries	20,770	16,046
Social benefits	5,219	4,489
Depreciation and amortization of fixed assets	27,026	22,751
Net change in short-term provisions	23,381	5,367
Other operating expenses		
External services	31,382	17,040
Local taxes	90	138
Other operating expenses (Note 19.3)	1,478,953	1,331,871
Total operating expenses	1,586,821	1,397,702
Operating income	**105,071**	**109,010**
Financial expenses		
For debts with Group and related companies	2	64
Other financial expenses with third parties	18,151	11,303
Other financial expenses	21,826	29,998
Exchange losses	1,272	12,328
Total expenses from financial activity	41,251	53,693
Net income from financial activity	-	**21,938**
Income before extraordinary items	**99,267**	**130,948**
Provisions for long-term investments (Note 8.5)	23,151	40,167
Loss on disposal of fixed assets	186	968
Losses related to treasury shares	720	-
Extraordinary losses	1,213	1,098
Expenses and losses from previous years	151	-
Total extraordinary expenses	25,421	42,233
Net income before tax	**86,841**	**90,708**
Corporate income tax	24,502	8,706
Net income for the year	**62,339**	**82,002**

See the accompanying notes to the annual accounts.

STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31,
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

Credit	2001	2000
Revenue		
Trade revenues (Note 19.1)	1,690,773	1,506,264
Other operating income	1,119	448
Total operating revenue	1,691,892	1,506,712
Income from long-term investments		
Dividends from Group companies	5,410	44,430
Dividends from related companies	10,382	9,272
Dividends from third parties	22	2
Financial and related income		
Group companies	18,429	19,635
Related companies	325	593
Other financial income	879	1,699
Total income from financial activity	35,447	75,631
Net financial expense	**5,804**	-
Profit on disposal of fixed assets	12,972	1,902
Profit related to treasury shares	21	91
Extraordinary income	2	-
Total extraordinary income	12,995	1,993
Net extraordinary expenses	**12,426**	**40,240**

See the accompanying notes to the annual accounts.

NOTES TO THE ANNUAL ACCOUNTS
FOR THE YEAR ENDED DECEMBER 31, 2001
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

1. Activity

Amadeus Global Travel Distribution, S.A. ("the Company") was created in Madrid on July 14, 1988. The Company is the holding company of the Amadeus Group ("The Group") . The Group is a leader in information technology, serving the marketing, sales and distribution needs of the global travel and tourism industry. Its world-wide data network and database of travel information are used by travel agencies and airline sales offices. Today, travel agencies and airline offices can make bookings with airlines, hotel chains, car rental companies, and newer groups of providers such as ferry, rail, cruise, insurance and tour operators. The Group provides the above-mentioned services through a computerized reservation system (CRS). Additionally, the Company is in the process of expanding its offer of information technology (IT) services to the airline industry which includes inventory management and passenger departure control. The Company's share and ownership structure are described in Note 12.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

The companies consolidated within the Group are:

Name	Type of company	Country	Activity	Direct participation % (3)	Indirect participation %	Date of acquisition or creation (2)
Fully Consolidated Companies						
Amadeus América S.A.	Sociedad Anónima	Argentina	Regional Support	100%	-	28.04.00
Amadeus Argentina S.A.	Sociedad Anónima	Argentina	Distribution	80%	-	06.10.97
Amadeus Asia Ltd	Limited	Thailand	Regional Support	100%	-	24.11.95
Amadeus Austria Marketing GmbH	GmbH	Austria	Distribution	100%	-	13.02.88
Amadeus Benelux N.V.	N.V.	Belgium/Holland	Distribution	100%	-	11.07.89
Amadeus Central and West Africa S.A.	Sociedad Anónima	Ivory Coast	Distribution	100%	-	03.10.01
Amadeus Data Processing GmbH	GmbH	Germany	Data processing	100%	-	01.04.88
Amadeus GDS (Malaysia) Sdn.Bhd.	Sdn. Bhd.	Malaysia	Distribution	100%	-	02.10.98
Amadeus GDS Singapore Pte. Ltd.	Pte. Ltd.	Singapore	Distribution	100%	-	28.02.98
Amadeus Global Ecuador S.A.	Sociedad Anónima	Ecuador	Distribution	100%	-	12.01.96
Amadeus Global Travel Distribution	Sociedad Anónima	Spain	Management of the Group	N/A	N/A	14.07.88
Amadeus Global Travel Israel Ltd.	Limited	Israel	Distribution	90%	-	23.03.00
Amadeus GTD Australia Pty.Ltd.	Pty Ltd.	Australia	Distribution	100%	-	18.11.97
Amadeus Hellas S.A.	Sociedad Anónima	Greece	Distribution	100%	-	30.12.92
Amadeus Magyaroszag Kft	Korlatolt Felelossegu Tarsasag (Ltd)	Hungary	Distribution	100%	-	13.10.93
Amadeus Marketing (Ghana) Ltd.	Limited	Ghana	Distribution	100%	-	14.11.00
Amadeus Marketing Ireland Ltd	Limited	Ireland	Distribution	100%	-	20.06.01
Amadeus Marketing Italia S.P.A.	Societá per Azioni	Italy	Distribution	100%	-	18.12.92
Amadeus Marketing Nigeria Ltd	Limited	Nigeria	Distribution	100%	-	18.05.01
Amadeus Marketing Philippines, Inc.	Inc.	Philippines	Distribution	100%	-	09.06.97
Amadeus Marketing Schweiz A.G.	A.G.	Switzerland	Distribution	100%	-	09.06.94
Amadeus Marketing (U.K.) Ltd.	Limited	Great Britain	Distribution	100%	-	13.07.88
Amadeus NMC Holding Inc.	Inc.	EEUU	Regional Support	100%	-	17.04.95
Amadeus North America LLC (1)	Limited Liability Company	EEUU	Distribution	-	100%	28.04.95
Amadeus Paraguay S.R.L.	S.R.L.	Paraguay	Distribution	100%	-	13.03.95
Amadeus Peru S.A.	Sociedad Anónima	Perú	Distribution	100%	-	12.10.95
Amadeus Polska Sp.zo.o.	Sp.zo.o.	Poland	Distribution	75,5%	-	17.12.92
Amadeus Reservasyon Dagitim Sistemleri A.S.	Anonim Sirketi	Turkey	Distribution	100%	-	11.05.94
Amadeus S.A.S .	Société Anonyme	France	Software development and product definition	100%	-	02.05.88
Amadeus Services Ltd.	Limited	Great Britain	Software development	100%	-	20.07.00
Amadeus Services Asia Pacific Pty.Ltd.	Limited	Australia	Software development	100%	-	12.12.00
CRS Amadeus América S.A.	Sociedad Anónima	Uruguay	Regional Support	100%	-	22.07.93
e-Travel Inc.	Inc.	EEUU	E-commerce	-	100%	27.07.01
Eviaggi.com S.P.A.	Sozietá per azioni	Italy	E-commerce	100%	-	01.10.01
NMC Eastern European CRS B.V.	B.V.	Netherlands/Russia	Distribution	100%	-	30.06.98
Sistemas de Reservaciones CRS de Venezuela	C.A.	Venezuela	Distribution	100%	-	14.11.95
Vacation.com (1)	Inc.	EEUU	Distribution	-	100%	15.11.00

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

Name	Type of company	Country	Activity	Direct participation %	Indirect participation %	Date of acquisition or creation (2)
Companies consolidated under the equity of method						
1-Travel.com Inc (1)	Inc.	EEUU	E-commerce	-	27.5%	27.04.00
Amadeus Bulgaria	Limited	Bulgaria	Distribution	49%	-	17.11.98
Amadeus do Brasil	Sociedad Anónima	Brasil	Distribution	34%	-	30.06.99
Amadeus France SNC	SNC	France	Distribution	34%	-	27.04.98
Amadeus Marketing CSA s.r.o.	s.r.o	Czech Republic	Distribution	35%	-	19.09.97
Amadeus Maroc, S.A.S.	SAS	Morocco	Distribution	30%	-	30.06.98
Amadeus Qatar W.L.L.	W.L.L.	Qatar	Distribution	40%		03.07.01
Atinera L.L.C. (1)	Limited Liability Company	EEUU	Software development	-	50%	06.12.00
ICSA-T LLC. (1) (4)	Limited Liability Company	EEUU	Software development	-	71.5%	01.03.00
ICSA-T N.V.	N.V.	Belgium	Software development	44%	-	07.08.98
Internet Travel Agent Inc. (1)	Inc.	EEUU	Software development	-	22.3%	23.08.98
Red Universal de Marketing y Bookings On Line ("RUMBO")	Sociedad Anónima	Spain	E-commerce	50%	-	09.03.00
Sistemas Automatizados de Agencias de Viaje S.A. ("SAVIA").	Sociedad Anónima	Spain	Distribution	34%	-	23.09.98
Start Amadeus GmbH	GmbH	Germany	Distribution	34%	-	07.08.99
Stellar Access (1)	Inc.	EEUU	E-commerce	-	20%	01.12.00
Topas Co. Ltd.	Limited	South Korea	Regional CRS	32%		07.06.99
Travel.com.au Ltd.	Limited	Australia	E-commerce	19.9%	-	21.12.00
Travellink AB	AB	Sweden	E-commerce	25%		09.04.01

(1) The participation in these companies is held through Amadeus NMC Holding, Inc.
(2) In case of various investments or capital increases, the date of acquisition or creation refers to the first one.
(3) In certain cases companies are considered to be wholly-owned subsidiaries, even though due to local statutory obligations they are required to have more than one shareholder or a specific percentage of the capital stock owned by citizens and/or legal entities of the country concerned. These shareholders act as trustees on behalf of the Group.
(4) The Company's investment in ICSA-T LLC is a direct economic interest of 49% and a total economic interest of 71.5% (via its participation in ICSA-T NV). However, the Company does not exercise control over this company, due to the intermediary shareholder structure.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

2. Basis of presentation and comparability of the information included in the annual accounts

a) General information

The annual accounts have been obtained from the accounting records of the Company and prepared in accordance with generally accepted accounting principles in Spain (Spanish GAAP), applied on a consistent basis with the prior year. Certain amounts for the prior period have been reclassified to conform with 2001 presentation.

The annual accounts include, using the global integration method, the amounts corresponding to the assets and liabilities as well as the profits and losses of the Company's branch offices (Japan, South Africa, Malta and Ukraine) and representation offices (Romania and Kazakhstan).

In accordance with Spanish Law, this document only refers to the individual annual accounts of Amadeus Global Travel Distribution S.A. and does not represent the consolidated annual accounts of the Amadeus Group, which are presented in a different document. The Group's consolidated shareholders' equity and net income exceed those of the individual annual accounts by approximately 49 million EURs and 30 million EURs respectively, as of and for the year ended December 31, 2001. The Group considers that due to its structure, the consolidated annual accounts are more representative of the Group's activities than the individual annual accounts. Examples of the components of the individual annual accounts that do not affect the consolidated Group are the provisions for the decline in value of long-term investments, intercompany transactions and dividends earned from Group companies.

The Company's management also prepares consolidated financial statements under International Accounting Standards (IAS). The main difference between the IAS consolidated financial statements and the consolidated annual accounts is related to the different accounting treatment of the acquisition of the company Amadeus Data Processing GmbH & Co. KG in 1997 by a subsidiary of the Group. In the consolidated annual accounts the transaction was accounted for as an acquisition, while under IAS it was accounted for in a manner similar to a pooling of interest. The payment to the shareholders for this acquisition was treated for IAS accounting purposes similar to the payment of a dividend.

b) Redenomination of balances in Euros

The balances shown in the annual accounts at December 31, 2001 are denominated in EURs in conformity with Act 46/1998 on the introduction of the Euro. To facilitate the comparison of information, balances at December 31, 2000 have also been converted to EURs, applying the irreversible fixed exchange rate of 166.386 Pesetas per Euro.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

c) Implementation of hedge accounting

The Company uses derivative financial instruments to hedge certain currency and interest rate exposures. During the year 2001 the Company implemented a hedge accounting policy for the preparation of the annual accounts. This accounting policy was prepared to comply with accounting regulations in Spain and considering also the relevant aspects established by International Accounting Standards, particularly the provisions established in IAS 39 "Financial Instruments: Recognition and Measurement". See note 4 h) "Financial instruments". The impact from implementing hedge accounting on opening retained earnings as of January 1, 2001 was not significant.

d) Use of estimates

Use of estimates and assumptions, as determined by management, is required in the preparation of annual accounts in conformity with generally accepted accounting principles. Actual results could differ from those estimates and assumptions.

e) Merger

During 1999 the Company merged with Amadeus Marketing, S.A., Sociedad Unipersonal and Amadeus Shares, S.L., Sociedad Unipersonal (acquired companies). The valuation of the individual components of the shareholders' equity of the acquired companies, as they were wholly owned, have been incorporated using consolidation criteria. For accounting purposes, this type of merger is known as a merger of wholly owned entities.

All the information required by Spanish law was included in the Company's Notes to the Annual Accounts for the year ended December 31, 1999.

3. Proposed distribution of results for year 2001

The proposed distribution of 2001 earnings that the Board of Directors will submit to the General Shareholders' Meeting for approval is as follows (in EURs):

Profits for the year	62,338,999.81
Distribution to:	
- Dividend (1)	38,000,000.00
- Prior years' results	5,155,085.64
- Other reserves	19,183,914.17
	62,338,999.81

(1) The General Shareholders' Assembly will determine the final dividend per class "A" and per class "B" share, in accordance with the Company's bylaws, once the economical rights of the treasury shares have been proportionally distributed to the remaining shares.

4. Accounting Principles

The main accounting principles used in the preparation of the annual accounts are as follows:

a) Revenue recognition - The Company receives fees from travel providers for providing electronic travel and reservation services through its CRS. The amount of fees is dependent upon the usage and the level of functionality at which the provider participates. Revenue from airline reservations is recognized based on the number of bookings, net of cancellations made and an allowance for future cancellations, or the number of CRS transactions, depending on the option contractually selected on an annual basis by the applicable airlines.

Revenue from airline IT services and bookings of car rentals and hotel rooms is recognized at the time the reservation is used by the customer. Revenue for other services to travel agencies, airlines and others, is recognized in the month of service.

b) Foreign currency transactions - Foreign currency transactions are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and losses from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income. Unrealized exchange gains are not, normally, credited to the income of the period, but are accounted for as a liability in the "Other deferred income" caption.

c) Start-up expenses - This caption includes expenses, commissions and taxes related to the Public Offering for subscription of shares of October 1999. These expenses are amortized on a straight-line basis over a period of five years.

d) Intangible fixed assets. These assets include the following:

- Research and development expenses - These consist primarily of those expenses incurred by the Company in connection with the development of a business unit focused on the creation of new channels and methods of distribution of products (internet, etc.). Capitalized costs are amortized over a 3 - 5 year period as from the date the project becomes a functional business.

- Patents, licenses and trademarks - These include the costs of acquiring licenses for CRS and IT services software developed outside the Company as well as acquired trademarks. These assets are being amortized applying the straight-line method over 5 - 10 years.

- Intangible rights - These represent the acquisition cost of contracts that give the Company the right to bill for future services, as well as capitalizable costs related to travel agency inducements. These costs are being amortized applying the straight-line method, based on the service life of the contract, over 3 - 10 years.

- Software - The value of these assets includes amounts incurred to obtain the ownership or rights to use software, as well as amounts incurred by the Company to develop software applications. These amounts are capitalized once technical feasibility is established and where it is reasonably anticipated that the cost will be recovered through future activities or benefit future periods. Software is amortized applying the straight-line method over 3 - 5 years. Software maintenance costs are charged to expense as incurred.

e) Tangible fixed assets - Tangible fixed assets are recorded at the lower of cost or recoverable value and are depreciated applying the straight-line method over the estimated useful life of the assets.

Building installations	15 years
Furniture and office equipment (except mobile phones)	10 years
Vehicles	4 years
Data processing equipment and mobile phones	3 years

Repairs and renewals are charged to income when the expenditure is incurred.

f) Treasury shares - Treasury shares, which are primarily designated to cover specific commitments, are stated at the lower of cost (which includes the total amount paid upon acquisition plus expenses related to the transaction) or market. In accordance with Article 79.3 of the Spanish Companies' Act, an allocation has been made to the corresponding restricted reserve.

g) Income taxes - The tax provision is determined under the liability method. Under this method, deferred tax assets and liabilities are recognized based on temporary differences between the financial statement and tax bases of assets and liabilities using tax rates that are expected to apply when the assets or liabilities are realized, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax assets are recognized when the probability of realization is reasonably assured. Deferred tax assets and liabilities are included in the caption of tax receivable and payable and are classified as short or long-term based on the underlying assets and liabilities. The income tax expense includes the income tax relating to associates that are transparent for tax purposes.

Tax credits for investments in subsidiaries and associates, when there is an increase in the percentage of ownership are deferred, reducing income tax expense on a straight-line basis over the period during which the unrecognized gains at the time of the acquisition should be amortized. This deferred tax credit is included in the caption "Other deferred income". In the case of capital increases that do not represent an increase in the percentage of ownership or for newly created companies, tax credits are recognized at the moment of the capital increase.

h) Financial instruments

i) Currency and interest rate related derivatives

The Company uses financial instruments to hedge certain currency and interest rate exposures. For accounting recognition purposes, the following policy has been applied:

- Cash flow hedges (i.e. forecasted foreign currency revenue flows): No re-measurement to fair value is performed until the committed or forecasted transaction occurs (except for monetary assets or liabilities which are designated as hedges of future cash flows, in wich case effective gains and losses resulting from remeasurement are deferred until the future forecasted transaction occurs). When the underlying transaction occurs, unrealised gains and losses obtained from re-measurement to fair value are accounted for in the statement of income to the extent that the revaluation of the underlying asset or liability is also included in the statement of income. Ineffective unrealized gains are deferred on the balance sheet

and ineffective unrealized losses are recognized directly in the statement of income.

- Hedges of the net investments in a foreign entity: Effective losses obtained from remeasurement to fair value are included in the statement of income while effective gains are deferred. However, effective gains are included in the statement of income to the extent that a foreign currency translation loss has been recorded in the provision for decline in portfolio with respect to the underlying investment. Ineffective unrealized gains are deferred on the balance sheet and ineffective unrealized losses are included in the statement of income.

- No hedge accounting: Unrealized losses from derivaties not designated or qualifying for hedging treatment are accounted for directly in the statement of income, whereas unrealized gains are recorded as deferred income on the balance sheet.

ii) Equity related instruments

The Company has issued warrants (call options sold) of its class "A" shares as part of the consideration for acquiring certain IT contracts and certain corporate acquisitions. The fair value of these warrants is recorded as additional consideration for the underlying assets acquired. These warrants have been considered as a financial liability in the "Other long-term liabilities" caption and consequently valued at market rates for which losses have been included in the statement of income and unrealized gains have been recorded as deferred income.

Equity swap agreements (contracts to buy shares of the Company at future periods), entered into in order to manage the exposure to a rise in the Company's share price with respect to warrants issued as described above, are considered as derivative financial instruments when they include interim cash settlement features that are in substance similar to a form of collateral, and therefore do not qualify as an equity instrument. In such cases, unrealized gains arising from re-measurement to fair value are recorded as deferred income and unrealized losses are recorded in the statement of income. However, when there is no interim cash settlement feature, the equity swap agreements are considered to be equity instruments and the underlying shares are treated as if they were treasury shares.

As a component of certain commercial agreements, the Company receives warrants or options on shares of other companies. Warrants or options received on shares of other companies are recorded as derivative financial assets, and measured initially at cost, which is the fair value of the consideration given. Subsequent re-measurement of these financial assets is performed at their fair values, with unrealized losses recorded in the statement of income and unrealized gains recorded as deferred income. When fair value cannot be reliably determined, these derivative financial assets are reflected in the balance sheet at amortized cost.

i) <u>Securities</u> - Investments in marketable short and long-term fixed income and equity securities are recorded at the lower of cost or market.

For shares in companies that are not listed in the stock market, Group companies and associates the market value is considered to be their net book value, adjusted for any unrecognized gains existing at the acquisition date which remain at the closing date.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

j) Impairment of non-current assets - The Company evaluates the carrying value of non-current assets for potential impairment on an ongoing basis, considering projected future operating results and cash flows. As a result of this evaluation, when the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount, with the corresponding charge to the statement of income.

k) Pension and other post-retirement obligations - The Company has pension commitments with its employees which are being fulfilled through a defined contribution Employment System Pension Plan for all employees and defined benefit/contribution Collective Life Insurance Contracts for a selective group of employees (internal funds externalized in January 2001). The contributions to these plans are charged to the statement of income in the period to which they relate.

l) Stock incentive plans - The Company accounts for its obligations under Stock incentive plans as follows:

- Compensation expense is recognized for stock options, if the fair market value of the underlying stock at the date of the grant is above the exercise price. In this case, the expense is accrued over the vesting period of these rights (currently four years).

- Compensation expense relating to stock grants is recognized over the vesting period of these rights (currently three years).

m) Other provisions and contingencies - Risks in connection with claims, trials, indemnities and contingencies considered probable are accrued in accordance with a reasonable estimate of their amount.

n) Related companies - The Company considers companies over which it exercises a significant influence as related companies.

5. Start-up expenses

Balances and movements for the year 2001 of the items included under start-up expenses are as follows:

Balance at 31/12/00	Additions	Amortization	Balance at 31/12/01
18,604	-	(4,913)	13,691
18,604	-	(4,913)	13,691

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

6. Intangible fixed assets

Balances and movements for the year 2001 of the items included under intangible fixed assets are as follows:

Cost	Balance at 31/12/00	Additions	Disposals	Balance at 31/12/01
Research and development expenses	10,012	20	-	10,032
Patents, licenses and trademarks	21,203	172	(21)	21,354
Intangible rights	78,225	12,326	-	90,551
Software	12,464	456	(905)	12,015
Total	121,904	12,974	(926)	133,952

Accumulated amortization	Balance at 31/12/00	Additions	Disposals	Balance at 31/12/01
Research and development expenses	8,231	1,683	-	9,914
Patents, licenses and trademarks	5,915	2,091	(21)	7,985
Intangible rights	17,721	10,898	-	28,619
Software	5,743	1,883	(300)	7,326
Total	37,610	16,555	(321)	53,844
Net book value	84,294	(3,581)	(605)	80,108

The increase during 2001 in intangible assets is primarily as a result of the costs related to travel agency signing bonuses. As of December 31, 2001 there is a total of KEURs 23,923 of fully amortized intangible fixed assets.

7. Tangible fixed assets

Balances and movements for the year 2001 of the items included under tangible fixed assets are as follows:

Cost	Balance at 31/12/00	Additions	Disposals	Balance at 31/12/01
Furniture and office equipment	944	129	(7)	1,066
Other tangible fixed assets	19,730	7,481	(4,455)	22,756
Total	20,674	7,610	(4,462)	23,822

Accumulated depreciation	Balance at 31/12/00	Additions	Disposals	Balance at 31/12/01
Furniture and office equipment	438	107	(7)	538
Other tangible fixed assets	9,653	5,450	(1,959)	13,144
Total	10,091	5,557	(1,966)	13,682
Net book value	10,583	2,053	(2,496)	10,140

As of December 31, 2001 there are a total of KEURs 2,638 of fully depreciated tangible fixed assets. Also, as of December 31, 2001 the total amount of tangible fixed assets outside Spain is KEURs 18,716 with an accumulated depreciation of KEURs 11,033.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

8. Investments

8.1. Balances and movements of the components of investments for the year 2001 are as follows:

	Balance at 31/12/00	Additions	Disposals	Others	Transfer from short-term	Transfer to short-term	Exchange rate difference	Balance at 31/12/01
Investments in Group companies	379,002	33,992	-	-	-	-	-	412,994
Loans to Group companies	267,451	134,653	(27,871)	-	40,532	(139,655)	1,639	276,749
Investments in related companies	175,731	17,916	-	-	-	-	-	193,647
Loans to related companies	1,818	-	(22)	-	1,000	(1,609)	(118)	1,069
Other investments	1,250	23,864	(92)	(3,043)	-	-	-	21,979
Long-term deposits	4,245	824	(151)	-	-	(6)	85	4,997
Long-term tax receivable	29,377	1,470	(3,703)	-	-	-	-	27,144
Provisions	(112,240)	(23,151)	-	-	-	-	-	(135,391)
Total	746,634	189,568	(31,839)	(3,043)	41,532	(141,270)	1,606	803,188

8.2. Investments in Group companies correspond to the direct shareholding of Amadeus Global Travel Distribution, S.A. in the following companies:

Company	Direct ownership (%)	Local currency	Cost of direct Investment (1)	Total paid-in capital (2)	Reserves and retained earnings (losses) (2)	Result for the year (2)	Net equity (deficit) as of 31/12/01 (2)	Company's share in total equity (deficit) (3)
Amadeus América, S.A.	100	USD	435	1	-	-	1	730
Amadeus Argentina, S.A.	80	USD	10,701	-	3	(2)	1	530
Amadeus Asia, Ltd.	100	BAHT	1,031	37	(8)	35	64	1,648
Amadeus Austria Marketing GmbH	100	EUR	1,545	1	(4)	1	(2)	(1,344)
Amadeus Benelux, N.V.	100	BEF	2,143	2	73	20	95	2,362
Amadeus Central and West Africa, S.A:	100	XOF	108	70	-	267	337	512
Amadeus Data Processing GmbH	100	DEM	148,484	50	242	56	348	(83,870)
Amadeus GDS (Malaysia) Sdn. Bhd.	100	MYR	122	1	-	1	2	738
Amadeus GDS Singapore Pte. Ltd.	100	SGD	205	-	1	-	1	1,014
Amadeus Global Ecuador S.A.	100	USD	49	-	1	-	1	1,472
Amadeus GTD Australia Pty Ltd	100	AUD	12,607	38	(38)	-	-	361
Amadeus GTD Israel Ltd	90	ILS	-	-	(4)	(1)	(5)	(1,210)
Amadeus Hellas, S.A.	100	GRD	1,992	332	(171)	(4)	157	499
Amadeus Magyarorszag, Kft.	100	HUF	480	10	130	(10)	130	526
Amadeus Marketing (Ghana) Ltd.	100	USD	102	-	-	-	-	14
Amadeus Marketing Ireland Ltd.	100	IEP	400	-	-	-	-	311
Amadeus Marketing Italia, S.p.a.	100	ITL	3,714	3,872	1,989	1,361	4,500	1,738
Amadeus Marketing Nigeria Ltd	100	USD	266	-	-	-	-	12
Amadeus Marketing Philippines Inc.	100	PHP	173	5	(6)	(6)	(7)	(150)
Amadeus Marketing Schweiz, AG	100	CHF	58	-	1	-	1	497
Amadeus Marketing (U.K.), Ltd.	100	GBP	5,517	1	(1)	1	1	2,079
Amadeus NMC Holding Inc. (4)	100	USD	206,822	191	(31)	(21)	139	159,392
Amadeus Paraguay SRL	100	PYG	103	117	553	479	1,149	281
Amadeus Perú, SA	100	PEN	534	2	1	-	3	929
Amadeus Polska, Sp.zo.o.	75.5	PLN	331	-	(5)	(3)	(8)	(1,681)
Amadeus Rezervasyon Dagitim Sistemleri AS	100	TRL	1,685	583,250	471,182	(470.198)	584,234	117
Amadeus S.A.S	100	EUR	7,748	23	60	19	102	102,946
Amadeus Services Ltd	100	GBP	82	-	-	2	2	2,930
Amadeus Services Asia Pacific LTD	100	AUD	55	-	-	-	-	157
CRS Amadeus América, S.A.	100	USD	802	1	-	-	1	834
Eviaggi.com SPA	100	ITL	4,319	-	1	-	1	642
NMC Eastern European CRS, B.V.	100	EUR	18	-	-	-	-	426
Sistemas de reservaciones CRS de Venezuela	100	VEB	363	115	151	(73)	193	393
			412,994					

(1) The cost of direct investment (in KEURs) does not include provisions for the decline in value of long-term financial investments

(2) Total paid-in capital, reserves, retained earnings/(losses), result for the year and net equity (deficit) are expressed in millions of the corresponding local currency and are derived from the respective local statutory accounts.

(3) According to equity calculated following Spanish accounting policies, in KEURs.

(4) Consolidated figures.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

8.3. The breakdown of loans to Group companies amounting to KEURs 276,749 is as follows:

Currency	Amount	Average interest rate	First maturity date	Last maturity date
EUR	21,300	EUR Libor + 0,5 %	22/01/02	31/12/05
EUR	152,000	EUR Libor + 0,5 %	31/01/02	30/12/06
EUR	1,456	EUR Libor 12 months + 0,5%	31/12/02	31/10/03
USD	24,994	USD Libor 12 months + 0,5%; Prime rate + 1%	31/01/02	30/12/06
EUR	1,132	EUR Libor 12 months + 0,5%	20/12/02	18/11/06
EUR	1,000	EUR Libor 12 months + 0,5%	19/11/02	31/01/03
USD	680	USD Libor + 0.5 %	03/05/02	30/04/06
USD	29,270	USD Libor + 0.5 %	21/01/02	31/12/05
EUR	930	EUR Libor 12 months + 3%	15/12/02	27/06/05
EUR	593	EUR Libor 12 months + 1.5%	15/12/02	03/08/03
USD	43,222	USD Libor 12 months + 0.5 %	31/12/02	31/12/06
USD	172	USD Libor 12 months + 0.5 %	26/11/02	28/11/04
	276,749			

The interest accrued as of December 31, 2001 for these loans amount to KEURs 376 and are included within short-term financial investments.

8.4. Investments in related companies correspond mainly to:

Company	Direct ownership	Cost of direct investment (1)
Start Amadeus, GmbH	34%	71,211
Amadeus France S.N.C.	34%	41,549
SAVIA, S.A.	34%	21,953
Amadeus Brasil, Ltda..	34%	15,650
Topas Co. Ltd.	32%	13,128
Travellink AB	25%	11,489
RUMBO	50%	7,500
Travel.com.au Ltd.	20%	5,391
ICSA-T NV	44%	5,353
Amadeus Morocco S.A.S.	30%	201
Amadeus Qatar WLL	40%	145
Amadeus Bulgaria Ltd.	49%	71
Amadeus Marketing CSA	35%	6
		193,647

(1) The cost of direct investment does not include provisions for the decline in value of long-term financial investments.

8.5. The Company has accounted for a provision for the decline in value of long-term financial investments, mentioned in notes 8.2 and 8.4, amounting in 2001 to KEURs 23,151. The accumulated provision at the end of 2001 is KEURs 135,391.

Likewise, extraordinary expense amounting to KEURs 554 has been recorded with a credit to the "Other provisions" caption, in order to reflect the variation related to the impact on the Company's equity of those investments with negative net book value as of December 31, 2001.

In general terms, these provisions have been calculated based on the financial statements of each company, adjusted, when necessary, to adapt them to Spanish GAAP. These accounting standards may not coincide in some cases with those used by each company in the financial statements of their respective countries.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

9. Deferred expenses

Balances and movement for the year 2001 of the items included under deferred expenses are as follows:

Balance at 31/12/00	Additions	Amortization	Balance at 31/12/01
-	1,491	(400)	1,091
-	1,491	(400)	1,091

Deferred expenses relate to new loan arrangement expenses incurred by the Company during the year. These are amortized based on the life of the contract and following the repayment schedule of the loans.

10. Trade accounts receivable

The breakdown of this balance is as follows:

	Balance at 31/12/01
Companies belonging to the Group's significant shareholders	49,523
Other customers	155,489
Total	205,012

11. Tax receivables and payables

As of December 31, 2001, details of tax receivables and payables are as follows:

	Receivable	Payable
VAT	3,551	302
Deferred tax assets	11,002	-
Income Tax	5,600	1,218
Others	-	830
Total short –term	20,153	2.350
Long term deferred tax assets	27,144	-
Total long-term	27,144	-

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

12. Shareholders' equity

12.1. Balances and movements of the components of shareholders' equity for the year 2001 are as follows:

	Balance at 31/12/00	Distribution of year 2000 net income	Capital decrease due to retirement of B shares	Disposal of treasury shares	Increase of treasury shares	Other movements	Year 2001 net income	Balance at 31/12/01
Share capital	33,437	-	(5,539)	-	-	-	-	27,898
Additional paid-in capital	499,624	-	-	2,913	(18,780)	-	-	483,757
Legal reserve	7,468	-	-	-	-	-	-	7,468
Treasury shares reserve	35,725	-	-	(2,913)	18,780	-	-	51,592
Other reserves	80,483	-	4,985	-	-	(283)	-	85,185
Results from previous years	(34,924)	29,769	-	-	-	-	-	(5,155)
Net income for the year	82,001	(82,001)	-	-	-	-	62,339	62,339
Dividend on account	(52,232)	52,232	-	-	-	-	-	-
	651,582	-	(554)	-	-	(283)	62,339	713,084

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

12.2. Balances and movements of class "A" and class "B" shares for the year 2001 are as follows:

	Class "A" shares (Par value 0.01 Euros)		Class "B" shares
	Issued shares	Treasury shares	(Par value 0.01 Euros)
As of December 31, 2000	590,000,000	6,213,002	275,367,810
Additions (2)	-	3,000,000	-
Retirements	-	(506,589)	(1) (55,384,710)
As of December 31, 2001	590,000,000	8,706,413	219,983,100

(1) *Redemption of 55,384,710 class "B" shares, in exchange for 10% of their par value, relating to the Secondary Offering and subsequent private placement during the second quarter of 2000.*

(2) *On November 24, 2001, the Company restructured a portion of an equity swap held with certain financial institutions (see Note 18) corresponding to 3,000,000 of its class "A" shares. Following the restructuring, the underlying shares of this instrument are treated as treasury shares, providing also for the corresponding restricted reserve; however, from a legal perspective, and except for the restricted reserve the statutory requirements for treasury shares (articles 79 and beyond of the Corporations Act) do not apply, as the company does not have the legal ownership of the aforementioned shares.*

The shares included above represent the authorized share capital of the Company. All shares are fully subscribed and paid.

The treasury shares have been acquired primarily in order to cover obligations under the Stock Incentive Plan described in Note 20.

12.3. Each class "A" share carries the right of one vote, whilst each class "B" share carries the right of 10 votes. Economical rights are greater for class "A" shares in respect of any future distribution of dividends. The right to receive a dividend for class "B" shares is calculated as the lesser of 1% of total dividends or 1% of the par value of class "B" shares. In the event of liquidation of the assets of the Company, class "A" shares have greater economical rights than class "B" shares, as the Company would pay out the par value of class "A" shares and in case of any outstanding amounts they would be distributed among class "B" shares for their par value; further remaining amounts would be distributed among class "A" shares.

As of December 31, 2001 the Company's shares were held as follows:

Shareholders	Class "A" shares	Class "B" shares	% of class "A" shares	% of total voting rights
Iberia Líneas Aéreas de España, S.A.	107,826,173	67,100,243	18.28%	27.92%
Lufthansa Commercial Holding, GmbH	107,826,173	67,100,243	18.28%	27.92%
Société Air France	137,847,654	85,782,614	23.36%	35.69%
Others (1)	236,500,000	-	40.08%	8.47%
Total	590,000,000	219,983,100	100%	100%

(1) Includes the treasury shares and the public shares.

12.4. In December 2000 the Board of Directors approved the distribution of a dividend on account relating to the 2000 results, amounting to KEURSs 52,232, paid in January 2001, and approved at the General Assembly of Shareholders of June 20, 2001.

12.5. The Company has fully established the required legal reserve. This reserve can only be used in the amount of 20% of the share capital to compensate prior year losses in case no other

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

reserves were available or to increase share capital for the part that exceeds 10% of the share capital following the increase.

13. Pension provision

Balances and movements of the pension provision for the year 2001 are as follows:

Balance at 31/12/00	Accrual 2000	Payment	Balance at 31/12/01
2,613	153	(2,766)	-
2,613	153	(2,766)	-

This pension plan has been externalized in January 2001.

14. Debts with financial institutions

The split of the debt with financial institutions between long-term and short-term as of December 31, 2001, is as follows:

Syndicated loans – short-term	170,000
Other credit facilities	13,791
Interest on debts	411
Short-term debt with financial institutions	184,202
Syndicated loans – long-term	35,000
Long-term debt with financial institutions	35,000

The syndicated loans as of December 31, 2001 are a multi-currency revolving credit facility agreement denominated in EUR and a dual currency revolving credit facility agreement (denominated in EUR and USD), for a total amount of KEURs 125,000 and KEURs 350,000, respectively. As of December 31, 2001 the total unused amounts available under these facilities were of KEURs 270,000.

The repayment and the maturity schedule for these two facilities as of December 31, 2001 is as follows:

Maturity Date	Amount of facilities maturing	Repayment schedule for outstanding amounts
24th April 2002	50,000	50,000
31st December 2002	125,000	120,000
31st December 2003	100,000	35,000
31st December 2004	100,000	-
31st December 2005	100,000	-
	475,000	205,000

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

Amounts drawn down from the syndicated loans have accrued an annual interest rate of between 3.64% and 5.44% during 2001.

Under the terms of these loan agreements, the Company is obliged to meet certain covenants, the most important of which are that the ratio of debt to total EBITDA (Earnings before interest, tax, depreciation and amortization) shall not exceed 3:1, calculated based on the consolidated financial statements prepared in accordance with IAS, and that the ratio of EBITDA to total financial charges shall be equal to or in excess to 3:1.

The Company has credit lines for a total of KEURs 63,968 of which KEURs 13,791 has been used as of December 31, 2001 and classified as short-term bank loans.

15. Trade accounts payable

The breakdown is as follows:

	Balance at 31/12/01
Creditors	
Companies belonging to the Group's significant shareholders	11,456
Other customers	80,324
Total	91,780

These amounts are mostly denominated in Euros and Dollars.

16. Trade accounts receivable and payable

16.1. Amounts of trade accounts receivable and accounts receivable - Group and related companies included in the balance sheet of the Company are mainly denominated in EURs and USD.

16.2. Out of the total amount of accounts payable as of December 31, 2001, KEURs 70,955 are denominated in foreign currencies, as follows:

	Amounts (thousands of foreign currency)	Amounts (KEURs)
Accounts payable-Group and related companies		
USD	44,508	50,514
AUD	344	199
Other currencies	-	45
Trade creditors		
USD	16,525	18,743
GBP	779	1,281
AUD	31	15
Other currencies	-	158
Total		70,955

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

17. Taxation

17.1. All taxes corresponding to the years 1997 until 2001 are still open to tax inspection.

17.2. The reconciliation of the difference between the net accounting result for year 2001 and the estimated taxable income is as follows:

	Increases	Decreases	
Net accounting result before tax			86,841
Permanent differences	509	(11,811)	(11,302)
Temporary differences arising in current year	35,634	-	35,634
Temporary differences with origin in prior years	-	(21,899)	(21,899)
Tax result for the year	-		89,274
Total temporary differences due to deferred taxes from year 2001	13,735		

The evolution in deferred tax assets is as follows:

Concept	Balance at 31/12/00	Increases	Decreases	Balance at 31/12/01
Short-term	5,377	11,002	(5,377)	11,002
Long-term	29,377	1,470	(3,703)	27,144
Total	34,754	12,472	(9,080)	38,146

The most significant temporary differences correspond to movements in the provision for decline in value of long-term financial investments, depreciation/amortization rates, bad debtors and cancellations. Additionally, permanent differences relate mainly to tax exemption regimes applying to Dividends from certain Group and related companies.

As of December 31, 2001 there are deductions mainly due to exportation activities, and to international double tax treaties, amounting to KEURs 4,666 that have been credited to Income Tax in 2001.

18. Financial Instruments

The breakdown and characteristics of commitments and other contingent assets and liabilities are as follows:

18.1. Foreign currency options and forward exchange contracts

The Company has risks associated to fluctuations in currency exchange rates and utilises currency derivatives to hedge future cash flows, net investments in foreign entities and certain monetary assets and liabilities. The Company is party to a variety of foreign currency forward contracts for the management of these exchange rate exposures.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

The details of forward contracts held at December 31, 2001 are as follows:

Description	Notional (million)	Maturity date	Fair Value gain (loss) (KEURs)
USD sold	(438)	Jan 02 – Dec 04	(13,990)
GBP bought	20	Jan 02 – Dec 02	768
AUD sold	(40)	Dec 02	28
AUD bought	13	Jan 02 – Dec 02	58
			(13,136)

18.2. Equity related instruments

a) Warrants issued

As a result of certain commercial agreements in the IT services arena and other areas, the Company issued during the year 2000 warrants to purchase 10,668,000 of its class "A" shares exersize prices of 9.09 to 13.40 per share. Under the terms of the respective contractual arrangements, the number of warrants is based on the number of "A" shares issued as of the date of the contract. Therefore, any increase in the number of issued class "A" shares could require a corresponding increase in the number of warrants. Of these warrants 1,818,000 vested in 2001 and 8,850,000 had vested 50% as of December 31, 2001 with and additional 25% vesting in each of 2002 and 2003. Expiration dates for these warrants are during the years 2004 and 2005.

The fair values of the outstanding warrants are estimated based on quoted market prices of the underlying Amadeus class "A" shares at the balance sheet date and applying an appropriate valuation methodology. This methodology uses certain estimates, including the volatility of the Company's share price. In 2000 the Company applied historical volatility rates for this estimate. Due to the increased trading in the market of similar instruments with respect to the Company's shares, it is now possible to obtain reasonable estimates of the implied volatility of these shares. Management believes that implied volatility provides a more representative view of the value of these warrants and, therefore, has applied implied volatility rates in 2001. The impact of this change in estimate for the year ended December 31, 2001 has been an increase in the caption of "Other deferred income" of approximately EURs 3.4 million. The unrealized gain resulting from the remeasurement of these warrant as of December 31, 2001 was of KEURs 39,608.

b) Equity swap

In order to manage the exposure to a rise in its share price with respect to these warrants, the Company entered into Equity Swap agreements which allow Amadeus to buy 12,812,858 of its class "A" shares at an average price of EURs 10.32 or settle the difference with the market price in cash, at any time until mid-2004. The financing costs relating to this agreement were at interest rates of 3.83% to 5.73% during 2001.

As of November 24, 2001, the Company restructured a portion of the equity swap agreements related to 3,000,000 of its class "A" shares. As a result of this restructuring, although the ownership of the shares has not been transferred, this portion of the swap has been treated as an acquisition of shares with deferred payment.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

The fair value of the equity swap agreements which are not treated as equity instruments on December 31, 2001, was an unrealized loss of KEURs 18,854 included in the statement of income under the "Financial expense" caption.

c) Warrants and options received

As a component of certain commercial agreements, the Company receives warrants on shares of other companies. An unrealized loss of KEURs 741 was recognized as of December 31, 2001.

Effective October 1, 2001, the Company bought a call option for which it obtained the right to acquire full ownership of one of its National Marketing Companies (NMC) at any time before April 1, 2003. The premium of this derivative amounting to KEURs 13,566 is being amortized over the life of the option. If this option is exercized before its maturity, the premium or a portion thereof (depending on the date of exercise) will be set off against the purchase price of the NMC.

18.3. Guarantees

As of December 31, 2001, the Company has issued guarantees to cover certain leasing obligations entered into by Group and related companies, as per the following detail:

Assets under lease	Maximum amount
Data processing equipment	11,400
Office buildings	86,655
	98,055

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

18.4. Equant Depository Certificates

As of December 31, 2000 the Company held 504,420 depository certificates issued by Stichting "The SITA Foundation" ("the Foundation") at a cost of KEURs 91, representative of 504,420 shares of Equant, which was included within long-term investments. On December 31, 2000 the NYSE closing price of Equant shares was USD 26.06 per share.

On June 29, 2001, the Foundation converted all of its Equant shares (including Amadeus' depository certificates), at a ratio of 2.2 Equant shares for each France Telecom share, resulting in 229,282 France Telecom shares assigned to the Company, in accordance to the share purchase agreement entered into between the Foundation and France Telecom in November 2000.

On July 3, 2001, the Company cancelled its depository certificates, receiving in exchange the proceeds from the sale, by the Foundation, of its assigned France Telecom shares, resulting in a pre-tax profit of KEURs 12,938. This result has been included in the "Profit on disposal of fixed assets" caption in the statement of income.

18.5. SITA INC depository certificates

As of December 31, 2001 the Company held 3,134,840 depository certificates of SITA INC NV issued by Stichting "the SITA Information Networking Computing Foundation" ("the Foundation"), representing 3,134,840 shares of SITA INC NV, at a cost of KEURs 3,478, which is included within long-term investments.

19. Revenues, expenses and work force

19.1. A distribution by geographical markets of trade revenues is as follows:

Geographical market (*)	Amount
Europe	1,014,151
United States	235,478
Rest of the world	441,144
Trade revenues	1,690,773

(*) The geographical distribution of revenue is based primarily on the country where bookings were made and, with respect to bookings made through the Group's CRS directly with airlines, based upon the home country of the airline.

19.2. A breakdown of the revenues denominated mainly in EURO and USD, by type of customer, is as follows:

	Amount
Companies belonging to the Group	4,108
Companies belonging to Group's significant shareholders and the Group's related companies	480,451
Others	1,206,214
	1,690,773

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

19.3. Likewise, a breakdown of "Other operating expenses" denominated mainly in EURO and USD, by type of supplier, is as follows:

	Amount
Companies belonging to the Group	842,425
Companies belonging to Group's significant shareholders and the Group's related companies	324,347
Others	312,181
	1,478,953

19.4. The average number of employees of the Company during 2001 was 320.

20. Stock incentive plans

Beginning with the International Global Offering of 1999 the Group adopted a stock based Employee Incentive Plan (the Plan) to retain and motivate senior management and employees starting October 19, 1999. The plan provides for the award of common stock in the form of stock options and stock grants as follows:

i) The Group granted to its employees a one-time grant of shares, depending on salary level and seniority, which will vest over a three-year period in three equal annual installments.

ii) The Group granted to senior management and officers of the Group a one-time grant of shares that will vest at the end of a three-year period.

iii) The Group also granted to executive employees (including non-senior members from the management team) in 1999, 2000 and 2001 options to purchase shares of the Company's Common Stock at the existing market price on the date of the grant. The aforementioned options vest in equal instalments over a 4-year period measured from the date of the grant and have a ten-year term from the grant date. The exercise price for these stock options ranges from Euro 5.42 to 8.89 Euros per share.

As of December 31, 2001 the number of shares required in order to meet the obligations under these plans was of 535,653 and 6,102,706 for the stock grant and option plans, respectively. Total expense recognized relative to grants for year 2001 is of KEURs 436.

21. Other information

Total remuneration accrued of all kinds to members of the Board of Directors of the Company amounted to KEURs 429 in 2001. No loans, advances or stock options have been granted to the members of the Board of Directors.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

22. Statement of source and application of funds

Applications	**2001**	**2000**
Start-up expenses	-	(12)
Purchases of fixed assets		
Intangible fixed assets	(12,974)	(61,664)
Tangible fixed assets	(7,610)	(8,907)
Investments	(212,973)	(326,175)
Transfer to long-term of financial investments	(41,532)	(39,456)
Deferred expenses	(1,491)	-
Provision for long-term liabilities	(2,766)	(12)
Dividend on account	-	(52,232)
Reduction of long-term debt	(153,300)	(25,004)
Capital reduction	(837)	(697)
Total applications	(433,483)	(514,159)
Sources		
Funds provided by operations	120,509	149,634
Sale of fixed assets		
Intangible assets	605	108
Tangible assets	2,528	541
Long-term investments	41,192	109,865
Transfer to short-term of long-term investments	141,270	44,277
Increase of long-term debt	36,159	37,401
Treasury shares reduction	2,935	2,428
Total sources	345,198	344,254
Excess of sources (applications) over applications (sources)		
Increase/(decrease) in working capital	(88,285)	(169,905)

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

Variation in working capital	2001 Increase	2001 Decrease	2000 Increase	2000 Decrease
Receivables	-	19,949	-	41,698
Short-term liabilities	-	49,234	-	149,147
Short-term financial investments	1,068	-	1,209	-
Cash	-	20,005	19,467	-
Prepaid expenses	-	165	264	-
Total	1,068	89,353	20,940	190,845
Variation in working capital	-	88,285	-	169,905

Funds provided by / (applied to) operations	2001	2000
Net income for the year	62,339	82,002
Net variation of depreciation of start-up expenses	4,913	4,910
Net variation of depreciation of tangible fixed assets	5,557	4,291
Net variation of amortization of intangible fixed assets	16,555	13,373
Net variation of provisions for long-term investments	26,194	40,160
Amortization of deferred expenses	400	180
Deferred income	19,507	17,640
Results on sale of fixed assets	(12,272)	-
Provision for long-term liabilities	708	1,503
Long term deferred tax assets	2,233	(10,434)
Short term deferred tax assets	(5,625)	(3,991)
Total funds provided by / (applied to) operations	120,509	149,634

DIRECTORS' REPORT OF AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

INTRODUCTION

2001 has been a year dramatically impacted by the events of September 11th. Despite these unfortunate events, bookings, both airline and non-airline, through the Amadeus system fell 2% and trade revenue for the year was 1,690.8 million Euros, representing an increase of 12.2 per cent.

Despite the crisis in the travel industry as a result of the events mentioned above, the 2001 numbers consolidate Amadeus, again, as the fastest growing GDS, in terms of booking growth. Our geographical spread (our system is now being used in a total of 199 markets) and the diversification of our revenue base, with a strong contribution coming from our non-booking products, have helped to achieve this growth.

Before September 11th, our booking growth was approximately 4% on a worldwide basis, despite a slowing economy. After the attacks, we saw our bookings being eroded by a higher than normal number of cancellations. In the context of air traffic slowdown, Amadeus has been able to gain market share against its main competitors. We are confident that in 2002 this trend will continue as we have recently signed important contracts with travel agency groups in Europe that should bring a significant number of new bookings to the Amadeus system.

In response to the crisis, our management team has been working through plans to respond to declines in demand. We have implemented some cost control measures in order to address lower levels in air traffic volumes. We have reduced our expenditures, implemented a hiring freeze and postponed some investments.

We do believe that, as a result of the current crisis in the travel industry, airlines are most likely to take structural decisions in order to spur efficiency and those could include an increasing outsourcing of their technology. Amadeus is well positioned to benefit from such outsourcing in the mid and long term. Our IT products for the airline industry have no direct competition and are in strong demand, we are currently in conversations with several airlines interested in being clients of our IT offering. In this respect, we would like to highlight that BA's systems have already been successfully migrated to Amadeus and the airline became the latest member of the Amadeus System User family.

After all the negative consequences of the terrorist attacks, Amadeus is still in good shape and ready to reap the benefits of the recovery in air travel volumes during 2002 and the increasing demand of IT solutions in the airline industry. As the industry leader in providing technology solutions for the airline industry, we remain committed to add new clients to the IT division and improve our solutions to meet demands of the market. Finally we will also continue to be active in pursuing strategic opportunities, including partnerships and acquisitions where appropriate.

ECONOMIC RESULTS

Introduction

Given the structure and operative processes of the Group, the Management of Amadeus believes that the annual consolidated financial statements show a more adequate image of the Group activity than the individual financial statements. Some of the components of the individual financial statements not included in the

Consolidated Financial Statements are the provision for the decline in value of long-term financial investments, intercompany transactions and intercompany dividends.

Operating revenues

Trade revenues for the year ended the 31st of December 2001 were 1,690.8 million Euros, with an increase of 12.2% compared to the previous year of 1,506.3 million Euros.

Amadeus revenues come mainly from the invoicing of:

a) Air bookings made through terminals installed both in travel agencies and the airlines' direct sales offices, or via web pages connected to the Amadeus data processing center.

b) Non air bookings: Mainly hotel rooms, car rentals, train tickets as well as other travel services.

c) Data processing capabilities to Start Amadeus (the German NMC, 34% owned by Amadeus) and the information technology services provided to British Airways.

d) Other non booking revenues including mainly the issuing fees of air tickets (both paper tickets and electronic ticketing), the sale of statistical information on airline bookings, fare quote services, interlink charges and subscriber fees.

Revenues from air and non-air bookings increased by 85.9 million Euros in 2001, representing an increase of approximately 6.4% compared to the previous year, despite a 2% drop in bookings.

Other revenue related to services rendered increased by 98.6 million Euros in 2001, representing an increase of approximately 57.9% compared to the previous year

The increase in booking revenues is mainly due to the unit price increase (effective as from the 1st of January of 2001), as well as the stronger US dollar versus Euro.

The increase in other revenues related to services rendered is due to the good performance of the product portfolio and the positive impact of the revenues from information technology services provided to British Airways, which commenced during the second half of 2000.

The total number of bookings net of cancellations registered in 2001, excluding potential future cancellations from the open booking inventory, was 386.1 million, which represents a decrease of 2.0% compared to the 393.9 million bookings registered in 2000.

The air bookings decrease was 2.5%, while the growth in non-air bookings was 4.3%.

From a geographical perspective, this decrease was driven mainly by a 14.3% decrease in bookings in the North American market. In the European market this reduction was 0.8%, upon which the effect in number of bookings has been partly compensated by an increase in the Rest of the World markets of 2.1%.

Operating Expenses

Operating expenses for the twelve months ended the 31st of December 2001 amounted to 1,586.8 million Euros, which compared to the 1,397.7 million Euros registered in 2000, represent an increase of 13.5%.

The most significant operating expense is the distribution fee paid to National Marketing Companies (NMCs) and system users for bookings made in Travel Agencies and certain Airlines' ticketing offices (ATOs/CTOs). Total expenses corresponding to distribution fees during 2001 were 1,455.7 million Euros, representing an increase of 11.1% compared to the previous year, where total distribution fees were 1,310.0 million Euros. The operating expenses increase is mainly due to increases in travel agency incentives and distribution fees from Airlines ticketing offices (ATOs/CTOs).

Operating expenses other than distribution fees include mainly the following concepts:

- Salaries and social charges, which during 2001 increased by 26.6%, mainly due to the 19.4% increase, approximately, in the average number of employees to 320 from 268 in 2000.

- Amortization expenses, which increased by 18.8% during 2001 compared to 2000, mainly due to the amortization of the capitalized costs related to the Information Technology contracts signed with British Airways (signed during the second half of 2000), and the amortization of signing bonus related to certain travel agency chains.

- External services expenses, which include among others general and administrative expenses, central activities of publicity, public relations and conventions, as well as consultancy services. External services expense increased by 84.2% during 2001 compared to 2000. This increase was mainly due to special projects carried out during 2001, as well as expenses related to the Information Technology services.

Operating profits and net result

Operating profit was 105.1 million Euros during 2001, representing a decrease of 3.6% from 2000 results of 109.0 million Euros.

Net result for the year ended the 31st of December 2001 including special items was 62.3 million Euros, representing a decrease of 24.0% compared to the 82.0 million Euros of the previous year.

Special items for the year 2001 include mainly 12.3 million Euros of exceptional after-tax negative impact from the mark-to-market of equity swap agreements, and 7.9 million Euros after-tax gain as a result of the sale of shares held in France Telecom, previously Equant shares. Special items for the year 2000 included primarily 19.5 million Euros of exceptional after-tax negative impact from the mark-to-market of equity swap agreements, entered into.to manage the exposure to a rise in the Amadeus class "A" shares with respect to certain warrants issued. In this respect, the unrealized gain, which was not recognized in the statements of income, associated to these warrants during the year 2001 was of 15.1 million Euros.

Excluding the special items from both 2001 and 2000 net results, in order to have them comparable, net result for 2001 is 69.8 million Euros with a decrease of 33.2% compared to the 104.5 million Euros of the previous year.

RESEARCH AND DEVELOPMENT ACTIVITIES

The Company does not perform Research and Development activities on by itself. These resposibilities are performed by other subsidiaries of its Group.

TREASURY STOCK

As a result of the admission to listing in October 1999 of the Company's shares, in the Madrid and Barcelona Stock Markets and with the purpose of meeting the commitments of a Group employee stock incentive plan, the Company acquired 6,635,082 Class A shares of a par value of € 0.01 each, at the price agreed for the Public Offering of € 5.75 per share.

Of the total number of Treasury Shares as of December 31, 1999, 3,888,224 Class A shares have been allocated to the Group employee stock incentive plan. As of that date the remaining 2,746,858 Class "A" shares has not been applied to this specific purpose. Since inception of this plan, the Group has disposed of 928,669 Class A shares in order to fulfill its obligations with its employees.

Additionally, in the last quarter of the year, the Group restructured a portion of the equity swap entered into several financial institutions related to 3,000,000 Class A shares. As a result of this restructuring, the related Class A shares to this equity instrument are assimilated to the accounting treatment of Treasury Stock. The corresponding Treasury Shares Reserve has been established even though the legal regime for Treasury Shares set forth in Art. 79 and following of the Spanish Corporations Law does not apply to the 3,000,000 Class A shares, due to the Company is not the owner of said shares.

As of December 31, 2001, the number of Treasury Stock is 8,706,413, equivalent to 0.31% of the capital stock of the Company. The accounting cost of this Treasury Stock at year-end amounts to 50.9 million Euros, being the number of shares needed to fulfill its obligations with Group employees, related to stock incentive plan, 6,638,359 Class A shares. Once excluded the aforementioned 3,000,000 Class A shares, the treasury stock represents 0.20% of the capital stock of the Company and an accounting cost at year-end of 32.8 million Euros.

The Board of Directors ratified the restructuring of the 3,000,000 Class A shares equity swap above referred to and authorised Management of the Company so that it may proceed, within the year 2002, with the reclassification of the remaining Equity Swaps of 9,812,858 Amadeus Class A shares into Treasury Shares, when appropriate. Up until now, Management of the Company has not exercised the authorization conferred by the Board of Directors.

The Ordinary General Assembly celebrated on June 20, 2001, authorized the Board of Directors to proceed, in one or more acts, with the acquisitions of treasury stock by the Company itself and by companies of its group, both directly as well as indirectly, as the case might be, in accordance with Article 75 of the Spanish Corporations Law. The maximum number of shares to be acquired cannot exceed 5% of the total Class A shares, provided that the total par value of the shares to be acquired from the date

of the General Assembly of Shareholders'meeting together with the total par value of the existing treasury stock prior to the said date does not exceed 5% of the capital stock of the Company. The maximum and minimum price to be paid is, respectively, 125% and 75% of the Stock Market value in the acquisition date. The Board of Director may use the Treasury Stock in consideration of business and corporate transactions as well as for the implementation of stock plans for employees and senior executives. The authorization is valid for 18 months from the date of celebration of the Ordinary General Assembly.

The Board of Directors has not exercised, in general terms, the authorizations conferred by the General Assembly either to the closing of the financial year or to the date of issuance of this Director's Report, except in the following cases:

- Authorization to Management of the company, on Board of Directors meeting celebrated on December 13, 2001, so that it may proceed within the calendar year 2002, with the acquisition, if needed, of a maximum of 800,000 Class A shares in order to implement the first annuity of the Stock Purchase Plan for the Employees (Stock Purchase Plan).

- Up until now, Management of the company has not exercised the authorization conferred by the Board of Directors.

MERCANTILE AND STOCK MARKET ASPECTS

The Company takes part of the selective group of companies included in the IBEX 35 Index since the beginning of the year 2000 and it is traded in a special segment of negotiation called "Nuevo Mercado" of the Spanish Automated Quotation System.

Since December 1999, the company is also listed in the Paris and Frankfurt Stock Exchanges.

In accordance with the rule (Aviso 12/2000) of the "Technical Assistant Committee of the IBEX Index", related to the measures implemented in order to contribute to a more efficient replica of the IBEX 35 Index, and effective on July 2, 2001, the company weigh in the IBEX 35 Index was established in 75% of its free-float. This is the result of the selective criteria used by Committee for those companies with a free float between 40% and 50%.

Capital decrease through the redemption of Class B shares

The Ordinary General Assembly held on the 20th of June of 2001 resolved to reduce the share capital of the company with return of contributions to the shareholders by means of the redemption of 55,384,710 shares Class B.

The redemption of Class B shares is based on the shareholders' agreement executed by the major shareholders on September 27, 1999, that provides a proportion of one Class A share for every 0.6223 Class B shares, pursuant to which the voting rights carried by Class B shares may be exercised in the light of the economic rights carried by Class A shares. As a consequence of the Public Offering for Sale of May 24, 2000, and the Private Placement of June 12, 2000, by virtue of which a total number of 89,000,000 Class A shares were sold by the major shareholders, the redemption of the corresponding Class B shares for a price equal to 10% of the par value of the Class B shares was submitted to the General Assembly for its approval.

The reduction of the share capital is the culmination of the aforementioned process. As a result of the reduction of the capital, 55,384,710 Class B shares were excluded from listing in the Madrid and Barcelona Stock Exchange. After such process and in accordance with the last available communication of significant participation filed with the Spanish Stock Exchange Commission, the shareholding structure of the company is as follows:

Shareholders	N° of Class A shares	N° of Class B shares	Par Value in Euro	% Class A shares	% Class B shares	% Class A + B shares
Air France	137,847,654		1,378,476.54	23.36%		35.69%
Air France		85,782,614	8,578,261.40		39.00%	
Iberia	107,826,173		1,078,261.73	18.28%		27.92%
Iberia		67,100,243	6,710,024.30		30.50%	
Lufthansa	107,826,173		1,078,261.73	18.28%		27.92%
Lufthansa		67,100,243	6,710,024.30		30.50%	
Others *	236,500,000		2,365,000.00	40.08%		8.47%
Total	**590,000,000**	**219,983,100**	**27,898,310.00**	**100.00%**	**100.00%**	**100.00%**

* Treasury stock and public shares included.

OTHER RELEVANT FACTS

The following noteworthy events occurred during the year:

Amadeus share of global travel agency bookings increased by 1.1 percentage points in 2001. This success reflects the company's philosophy of viewing customers as partners and providing them the technology to underwrite their success in the highly competitive global marketplace.

The company reinforced its commitment to taking a significant share of the market for online managed travel services for businesses worldwide, with the acquisition of e-Travel, a leading US supplier of hosted corporate travel technology solutions.

Amadeus made further progress in creating a world-class IT services division, with the successful transition of the British Airways (BA) passenger management systems from BA to the Amadeus Data Processing Centre at Erding, in Germany.

The unique System User concept, whereby airlines outsource their sales and reservations services to Amadeus, won further customers such as bmi British Midland and JAT Yugoslav Airlines.

In online travel technology and e-commerce solutions, prestigious customers such as SAM'S CLUB in the US, with 41 million members, ebookers.com and Opodo, the new European travel portal, opted for Amadeus as a key partner to develop their online travel businesses. With BroadVision of the US, a leader in e-business and One-To-One® personalization technology, Amadeus launched BroadVision-Amadeus Travel Commerce TM. This provides online travel operators with further technology to differentiate their online portals and to create successful online travel sites.

Although not immune from the impact on the travel industry, following the 11 September attacks, Amadeus has responded with a range of measures designed to

ease the pain felt by key travel intermediaries. These measures ranged from credits for cancellations made in the immediate aftermath of the attacks, to focused travel agency support measures and scaling back its 2002 price increases for customers.

Finally, Amadeus became the first GDS to receive ISO 9001:2000 certification covering the practice and organizational requirements of managing successfully for quality. This represents further validation of an ongoing Amadeus commitment to provide its customers and partners with high quality service and productive business relationships.

GOVERNING RULES

With the aim of assuming the Código Olivencia, Amadeus has established its governing rules, in addition to the provisions set forth in the By-laws (approved by the General Assembly on August 11, 1999), in the Regulation of the Board of Directors and in the Code of Conduct, both approved by the Board of Directors on September 27, 1999.

Board of Directors

The Board of Directors of the Company consists of a minimum of five (5) and a maximum of twenty (20) members, elected by the Shareholders' Meeting for a period of four (4) years, who may be re-elected for additional consecutive periods of 4 years.

Current membership: At closing, the Board of Directors of the Company consists of thirteen members.

Three of the thirteen members of the Board are independent Directors meanwhile the remaining ten members of the Board are controlling Directors.

The Independent Directors, unrelated to any significant shareholder, are appointed to represent the shareholders of the Company that hold the floating capital.

The three independent Directors are the following:

Mr. Fernando Conte García
Mr. Francis Lorentz
Mr. Friedrich Josef Fröschl

The remaining ten members of the Board are controlling Directors who represent the significant shareholders in the Company.

With effect of 24 September, 2001, Dr Karl-Ludwig Kley was appointed Chairman of the Board of Directors of Amadeus, once the outgoing Chairman Mr. Guillermo Serrano de Entrambasaguas completed his two-year term.

Committees of the Board of Directors.

As per the By-laws and the Regulation of the Board of Directors of Amadeus, the Board is advised by three different Committees, i.e., the Nominating Committee, the Audit Committee and the Compensation Committee. The Committees do not have decision-making authority, but have an advisory role, making recommendations or proposals to the Board of Directors.

- Nominating Committee:

  Composition:

  The Nominating Committee is composed of three members. Currently, the three members of the Nominating Committee are controlling Directors who are the following:

  Mr.Guillermo Serrano de Entrambasaguas
  Mr. Karl-Ludwig Kley
  Mr. Pierre Henry Gourgeon

  General Functions:

  The Nominating Committee, among other functions, has to review, report and make recommendations to the Board of Directors on the appointment of Independent Directors.

- Audit Committee:

  Composition

  The Audit Committee is composed of two Independent Directors who currently are the following:

  Mr. Francis Lorentz (Chairman)
  Mr. Fernando Conte Garcia

  General Functions

  The Audit Committee has to review, report and make recommendations to the General Shareholders Meeting on the selection of independent auditors, fees to be paid to such independent auditors, adequacy of the audit accounting and control procedures of the Company and any such other matters as the Board may from time to time prescribe.

- Compensation Committee:

  Composition:

  The Compensation Committee is composed of two Independent Directors who currently are the following:

  Mr. Fernando Conte García (Chairman)
  Mr. Francis Lorentz

  General Functions:

  The Compensation Committee has to review, report and make recommendations to the Board on the management remuneration policies of the Company including salary and fringe benefit of appointed officers; other remuneration such as incentive compensation, deferred compensation and stock plans; director's compensation and benefits and such other matters as the Board from time to time prescribe.

RELEVANT FACTS OCCURRED AFTER THE CLOSING OF THE YEAR

There are no relevant facts after the closing of the year to the date of this report.

BOARD OF DIRECTORS

Composition referred to as of December 31, 2001, as well as to the date of adoption of the Annual Accounts and Directors Report.

CHAIRMAN

Mr. Karl-Ludwig Kley

DIRECTORS

Mr. Guillermo Serrano de Entrambasaguas
Mr. Manuel López-Colmenarejo
Mr. Enrique Dupuy de Lôme
Mr. Pierre Henri Gourgeon
Mr. Jean Paul Hamon
Mr. Philippe Clement Calavia
Mr. Christian Boireau
Mr. Peter Franke
Mr. Ralf Burkhar Maria Teckentrup
Mr. Fernando Conte García
Mr. Francis Lorentz
Mr. Friedrich Josef Fröschl

SECRETARY (non Director)

Mr. Tomás López Fernebrand

VICE-SECRETARY (non Director)

Mr. Jacinto Esclapés Díaz

Madrid, 26th of March of 2002

Amadeus Global Travel Distribution, S.A

Report on agreed-upon procedures with respect to the reconciliation of the consolidated shareholders' equity and net income for the years ended December 31, 2001 and 2000 as included in the consolidated financial statements prepared under International Accounting Standards and in the consolidated statutory annual accounts

Torre Picasso, plta. 38
Plaza Pablo Ruiz Picasso, 1
28020 Madrid
España

Tel.: +(34) 915 82 09 00
Fax: +(34) 915 56 74 30
www.deloitte.es

Deloitte
& Touche

REPORT ON AGREED-UPON PROCEDURES

To the Board of Directors of Amadeus Global Travel Distribution, S.A.:

We have performed the procedures described in the following paragraphs on the attached reconciliation of the consolidated shareholders' equity and net income for the years ended December 31, 2001 and 2000 as included in the consolidated financial statements prepared under International Accounting Standards (IAS) and in the consolidated statutory annual accounts prepared under Spanish Generally Accepted Accounting Principles (Spanish GAAP), of Amadeus Global Travel Distribution, S.A. and its subsidiaries (the Group), the preparation of which is the responsibility of the Group's Directors.

Our work consisted in applying the following procedures that were previously agreed upon with the Group's Management and are stated below.

1. Compare the amounts included as shareholders' equity and net income, as per Spanish GAAP at December 31, 2001 and 2000 with the audited consolidated statutory annual accounts.

2. Compare the most significant amounts included as IAS adjustments with the corresponding accounting entries and reconcile to supporting documentation.

3. Compare the amounts included as shareholders' equity and net income in accordance with IAS as at December 31, 2001 and 2000 with the audited consolidated financial statements.

In performing the above procedures no reportable matters in connection with the presentation of the afore-mentioned reconciliation have been found.

Since the work resulting from the agreed-upon procedures mentioned previously has, in any case, a reduced scope that is significantly less than an audit or limited review, we do not express an opinion on the reconciliation of the consolidated shareholders' equity and net income for the years ended December 31, 2001 and 2000 as included in the consolidated financial statements prepared under IAS and in the consolidated statutory annual accounts prepared under Spanish GAAP.

Had we performed additional procedures or had we performed an audit or limited review of the reconciling items indicated above, other matters or aspects might have come to our attention that would have been reported to you.

Deloitte & Touche, S.A. inscrita en el Registro Mercantil de Madrid, tomo 4619, libro 0, folio 46, sección 8, hoja M-75974, inscripción 41 y en el Registro Oficial de Auditores de Cuentas (ROAC) con el número S0665. N.I.F.: A-78/478.492. Domicilio Social: Plaza Pablo Ruiz Picasso s/n. Torre Picasso, 28020 Madrid.

This report has been prepared for the exclusive use of the Board of Directors of Amadeus Global Travel Distribution, S.A. and its subsidiaries (including its submission to the CNMV), and therefore should not be used for any other purpose or to be distributed to any other parties. This report refers exclusively to the matters or items stated previously and does not extend to the consolidated financial statements prepared under IAS or consolidated statutory annual accounts prepared under Spanish GAAP of Amadeus Global Travel Distribution, S.A. and its subsidiaries regarded as a whole.

DELOITTE & TOUCHE

Gabriel López García
Partner

March 26, 2002

RECONCILIATION OF IAS FINANCIAL STATEMENTS TO SPANISH GAAP FINANCIAL STATEMENTS WITH REGARD TO NET INCOME AND SHAREHOLDERS' EQUITY.

Amadeus Global Travel Distribution, S.A. ("the Company") and its consolidated subsidiaries ("the Group") prepares its consolidated statutory annual accounts in accordance with generally accepted accounting principles in Spain (Spanish GAAP). The Group also prepares consolidated financial statements in accordance with International Accounting Standards ("IAS"). In general, the classifications of balances in the financial statements differ under Spanish GAAP and International Accounting Standards and different levels of disclosure are also required in the respective notes. Furthermore, under Spanish GAAP it is not obligatory to include statements of cash flow, nor a calculation of earnings per share.

The main differences affecting net income and shareholders' equity for the years ended December 31, 2000 and 2001 are set out below. Figures are expressed in thousand (K) Euros, unless otherwise stated.

Reconciliation of Net Income

		For the years ended December 31,	
	Note	2001	2000
Net Income-Spanish GAAP		**92,346**	**81,095**
Adjustments for IAS purposes:			
Acquisition of Amadeus Operations KG	1	23,826	23,826
Treasury shares	2	355	-
Public Offering expenses	3	4,046	4,913
Unrealised exchange gains	4	(4,848)	7,635
Accounting for financial instruments	5	927	-
Equity related instruments	6	16,071	7,324
Net Income-IAS		**132,723**	**124,793**

Reconciliation of Shareholders' Equity

	Note	For the years ended December 31, 2001	2000
Shareholders' equity Spanish GAAP		**761,767**	**670,832**
Adjustments for IAS purposes:			
Acquisition of Amadeus Operations KG	1	(142,458)	(166,286)
Treasury shares	2	(51,124)	(35,725)
Public Offering expenses	3	(8,899)	(18,604)
Unrealised exchange gains	4	5,475	10,329
Accounting for financial instruments	5	(6,002)	-
Equity related instruments	6	33,077	15,941
Shareholders' equity-IAS		**591,836**	**476,487**

Explanatory analysis of differences

1. Acquisition of Amadeus Operations KG

   In accordance with IAS, the acquisition of Amadeus Data Processing GmbH and Co. KG (Amadeus Operations KG - a German company), which took place at the end of 1997, was accounted for in a manner similar to a pooling of interests. Accordingly, the prior periods' financial statements, prepared in accordance with IAS, included the combined results of operations, financial position and cash flows of Amadeus Operations KG as though it had always been a subsidiary of the Company. The price paid to the shareholders was accounted for as a reduction in shareholders' equity (retained earnings), while the deferred tax asset corresponding to the tax credit for the future amortization of goodwill was accounted for as an increase in shareholders' equity (retained earnings). In accordance with Spanish GAAP, this transaction was accounted for as an acquisition, recording the resulting goodwill, which is being amortized over a period of 10 years.

2. Treatment of acquired treasury shares

   In accordance with IAS, treasury shares must be shown in the balance sheet as a deduction from Shareholders' equity. Under Spanish GAAP, treasury shares are presented as assets at the lower of cost or market.

3. Public Offering expenses

In accordance with IAS, expenses relating to the Public Offering for subscription of shares are considered as a reduction in Shareholders' equity and deducted from additional paid-in capital. Under Spanish GAAP, such expenses are capitalised and amortised over a period of five years.

4. Unrealized exchange gains

In accordance with IAS, unrealized exchange gains are recognized currently in the statement of income. Under Spanish GAAP, in general terms, unrealized exchange gains are deferred until they are realized.

5. Accounting for financial instruments

The Group uses derivative financial instruments to hedge certain currency and interest rate exposures. On January 1, 2001 IAS 39 "Financial Instruments: Recognition and Measurement" became effective and was implemented by the Group. IAS 39 introduced a comprehensive framework for accounting for all financial instruments, also establishing accounting and reporting standards for derivative instruments and for hedging activities. The primary impact of the adoption of IAS 39 has been the implementation of currency and interest rate hedge accounting. Under IAS, all of these derivatives, whether designated as hedges or not, are recorded at fair value as follows:

a) Cash flow hedges (i.e. forecasted foreign currency revenue flows or future floating interest expense flows): Effective gains or losses resulting from re-measurement to fair value are included directly in retained earnings. Amounts shall remain in equity until the committed or forecasted transaction occurs, at which point they will be reclassified to earnings. Ineffective gains or losses are recorded directly in the statement of income.
b) Hedges of the net investment in a foreign entity: Effective gains or losses resulting from re-measurement to fair value are included in cumulative translation adjustments. Ineffective gains or losses are recorded directly in the statement of income.
c) No hedge accounting: Gains or losses from derivatives not designated or qualifying for hedging treatment are accounted for directly in the statement of income.

The Group has also implemented hedge accounting for Spanish GAAP purposes as follows:

a) Cash flow hedges (i.e. forecasted foreign currency revenue flows or future floating interest expense flows): No re-measurement to fair value is performed until the committed or forecasted transaction occurs (except for monetary assets or liabilities which are designated as hedges of future cash flows, in which case effective gains and losses resulting from remeasurement are deferred until the future forecasted transaction occurs). When the underlying transaction occurs, unrealised gains and losses obtained from re-measurement to fair value are accounted for in the statement of income to the extent that the revaluation of the underlying asset or liability is also included in the statement of income. Ineffective unrealized gains are deferred on the balance sheet and ineffective unrealized losses are recognized directly in the statement of income.
b) Hedges of the net investment in foreign entities: Effective gains or losses obtained from re-measurement to fair value are included in cumulative translation adjustments. Ineffective unrealized gains are deferred on the balance sheet and ineffective unrealized losses are included in the statement of income.
c) No hedge accounting: Unrealized losses from derivatives not designated or qualifying for hedging treatment are accounted for directly in the statement of income, whereas unrealized gains are recorded as deferred income on the balance sheet.

6. Equity related instruments

In conjunction with certain transactions the Group is party to certain equity related instruments. Under IAS these equity related instruments are accounted for as follows:

a) Warrants issued by the Group, where the holder has the right to request settlement in cash, are stated at market value, with unrealised gains or losses recorded in the statement of income.
b) Warrants issued by the Group, where the holder does not have the right to request settlement in cash, are stated at market value and are accounted for as additional paid-in capital, with no subsequent recognition of movements in fair value.
c) Warrants or options received on shares of other companies are recorded as derivative financial assets, and measured initially at cost, which is the fair value of the consideration given. Subsequent re-measurement of the fair value of these financial assets is performed at their fair values and unrealized gains or losses are included in the statement of income. When fair value cannot be reliably determined, these derivative financial assets are reflected in the balance sheet at amortised cost.
d) Investments in companies over which the Group does not have significant influence or control are recorded as financial assets, and measured at their fair values, with unrealized gains or losses recorded in the statement of changes in shareholders' equity. When fair value cannot be reliably determined, these investments are reflected in the balance sheet at cost.

e) Equity swap agreements, entered into in order to manage the exposure to a rise in the Group´s share price with respect to warrants issued, are considered as derivative financial instruments when they include interim cash settlement features that are in substance similar to a form of collateral, and therefore do not qualify as an equity instrument. In such cases, unrealized gains or losses arising from re-measurement to fair value are recorded in the statement of income. However, when there is no interim cash settlement feature, the equity swap agreements qualify as equity instruments and the underlying shares are treated as if they were treasury shares and are presented as a reduction in shareholders´equity.

For Spanish GAAP purposes, in general, these equity related instruments are stated at market value as of the balance sheet date. Unrealised losses are accounted for in the statement of income and unrealised gains are recorded as deferred income on the balance sheet. However, the following additional items should be mentioned with respect to the sections referred to above: b) – this section does not apply for Spanish GAAP (see section a); d) - investments in companies over which the Group does not have significant influence are accounted for at the lower of cost or market; and e) - see section 2 of this document for differences in accounting for treasury shares.

amadeus

TO THE SPANISH NATIONAL SECURITIES MARKET COMMISSION

Mr. Jacinto Esclapés Díaz, Vice-Secretary of the Board of Directors of Amadeus Global Travel Distribution, S.A., located in Madrid, Salvador de Madariaga, 1, based on the article 82 of the law of 24/1988, of July 28, of the Stock Exchange Market, and in accordance with the Ministry Order of 22 December 1999 by which the New Market special segment within the Stock Market is created and Circular 1/2000 of the CNMV, states the following:

RELEVANT FACT

The economic information contained in this filing is based on International Accounting Standards.

1. Recent business performance

Revenue for the full year ending 31 December 2001 grew 14.2 per cent to EUR 1,785.1m and operating income grew by 3.2 per cent to EUR 264.9m compared with the same period of 2000. Net earnings, including special items, for the full year ending 31 December 2001 grew 6.4 per cent to EUR 132.7m compared with EUR 124.8m in the same period of 2000.

Revenues for the first quarter 2002 have remained in line with the same period of the prior year at EUR 481.0m, despite the negative impact of recent events in the Tourism and Travel industry. Operating income for the three first month of the year 2002 was EUR 94.0m compared with EUR 94.1m for the same period in 2001. Net earnings for the quarter ended 31 March 2002 were EUR 56.7m, an increase of 5.0 per cent compared with EUR 54.0m for the same period in 2001.

Total bookings for the year ended 31 December 2001 were 386.1m, representing a decrease of 2 per cent from 393.9m in 2000. Total bookings for the quarter ended 31 March 2002 were 105.4m, representing a decrease of 4.9 per cent from 110.9m in 2001. These decreases are due to the September 11 crisis.

In March 2002 Amadeus launched e-Travel, a new business unit for all its online travel solutions. This focused organisation is dedicated to achieving "net success" for its broad range of customers, from airlines to corporations and travel agents, that all share a common goal of transacting travel successfully online.

British Airways (BA) successfully completed the switch of all its sales offices to using the Amadeus Sales System in February. This involved one of the largest data transfers of recent times, with 2.5 million live reservations migrated from the British Airways Business System (BABS) to Amadeus, in addition to 6.5 million customer profiles.

For more detailed information please refer to the "**Management discussion and analysis of financial conditions and results of operations**" for the year ended December 31, 2001 and for the first quarter ended March 31, 2002, sent as a "Relevant Fact" to the "Spanish National Securities Market Commission".

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S. A.
SALVADOR DE MADARIAGA, 1
28027 - MADRID, SPAIN
TELEPHONE. INT. + 34 - 915 820 100
TELEFAX. INT. + 34 - 915 820 144/33

2. Business Outlook

As published at the beginning of the year and confirmed with the results of the first quarter of 2002, Amadeus maintains its expectations of growth in revenues of 3.2% over 2001. We hope the recovery in air transportation will be confirmed during the first half of 2002 and our bookings will increase 1.2% over the year 2001.

	Target Fiscal 2002		**1st Quarter 2002**	
	Million	%	*Million*	%
Bookings	391	1.2%	105	-4.9%

(% increase over fiscal 2001 and 1st quarter 2001)

	Target Fiscal 2002		**1st Quarter 2002**	
	M€	%	*M€*	%
Revenues	1,842	3.2%	481	-0.2%
EBITDA	458	8.5%	136	4.5%

(% increase over fiscal 2001 and 1st quarter 2001)

With respect to future strategy, the three lines of business are:

a) Traditional distribution of reservations
b) IT (Information Technology) services
c) Electronic commerce

In the traditional business, our efforts are directed to solidify Amadeus' position in the traditional business and to consolidate itself as the GDS (global distribution system) with the fastest growth in revenues and profitability. In the first quarter of the year, Amadeus has gained worldwide market share with respect to its direct competition, Sabre and Galileo.

In business terms, fiscal 2002 will continue to be a year of expansion in the IT services (new services based upon information technology) where Amadeus counts with British Airways and Qantas as clients. Between both companies, approximately 70 million passengers are transported annually and this will contribute substantially to Amadeus revenues over the ten-year term of the contract. It is our objective that other air lines will choose our IT services before the end of the year 2002.

In the electronic commerce area, we continue increasing our customer portfolio to manage solutions to the corporate area of business travel. Some of these solutions have been developed in conjunction with leading companies in management software.

To summarize, Amadeus will continue being the key provider of services based upon information technology for the tourism and travel industry in a three-way approach:

a) Allow any type of provider to distribute through any available channel (internet, travel agencies, business).

b) Provide added value to each and all of the participants in the distribution chain.

c) Taking the lead and advantage with state of the art technology.

Our target in million for fiscal 2002 are the following by line of business.

	Traditional	Electronic Commerce	IT Services	Total
Bookings (in millions)	382	9	N/A	391

Our target in Euro million for fiscal 2002 are the following by line of business.

	Traditional	Electronic Commerce	IT Services	Total
Booking Revenues	1,444	41	N/A	1,485
Other Revenues	263	17	77	357
Total Revenues	1,707	58	77	1,842
EBITDA	468	(23)	13	458

3. Investment and financing plans for growth and development

For fiscal 2002, the investment plan is detailed as follows, in Euros million:

Operating investments	180
Equity investments	114
TOTAL	**294**

4. Detailed description of the principal risks for the company

Amadeus generates approximately 80% of its revenues through travel reservations, primarily air bookings, in more than 200 markets. It is therefore logical that factors that affect the volume of passengers worldwide, directly influence our profit and loss account.

In response to the 11th of September facts, many airlines have reduced their global capacity, eliminating less profitable routes. These events, combined with a marked slowdown of economic growth in the last months, have reduced our short-term growth expectations.

We have to take into account that even our non-booking related revenues are mainly obtained by other services correlated to air traffic, as the airlines are also our main customers for these revenues.

In spite of all the factors mentioned, we believe that we are seeing a progressive improvement in these factors of risks. The unfortunate events of the 11th of September are seen today as a dramatic, but hopefully not a repeatable event. As the economy recovers, passengers are filling up airplanes again, and at the same time, airlines are encouraging this through more competitive prices. Additionally, the fact that Amadeus charges a flat fee for every reservation, independently of the price or the class of the ticket, protects us against the relative fall of business class passengers compared to tourist class travellers.

5. Commitments with significant shareholders

Regarding any commitment adopted by the Shareholders with a major stake in the company, including a commitment of permanence in the capital of the company, or in the Company's participation on further financing operations, there is no such agreement as of today, 21 May 2002.

The participation of these major Shareholders in the composition of the Board of Directors is as follows: The Board maintains its structure of thirteen members, from were four of them are appointed by Societé Air France, three are appointed by Lufthansa Commercial Holding and three are appointed by Iberia Lineas Aéreas de España. The remaining three members are independent.

Madrid, 23rd of May 2002

Jacinto Esclapés Díaz
AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

amadeus

TO THE SPANISH NATIONAL SECURITIES MARKET COMMISSION

(FREE TRANSLATION)

Mr. Jacinto Esclapés Díaz, Vice-Secretary to the Board of Directors of Amadeus Global Travel Distribution, S.A., with registered offices at Salvador de Madariaga, nº 1, Madrid, in accordance with Article 82 of the Spanish Securities Market Law (Ley 24/1988, de 28 de julio, del Mercado de Valores), *informs on the following*

RELEVANT FACT

1. **Agenda items for the Ordinary General Assembly of Shareholders**

The Board of Directors of Amadeus, in the mail vote session held on May 23, 2002, approved to add a new item to the Agenda for the General Assembly of Shareholders to be held on second call on 12 of June.

Attached you can find the announcement calling the general Assembly of Shareholders and the Directors'report concerning the Agenda Item number 7.

Madrid, 24 May 2002

Jacinto Esclapés Díaz
AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notice and Agenda for the

ANNUAL GENERAL ASSEMBLY OF SHAREHOLDERS

The Board of Directors of "Amadeus Global Travel Distribution, S.A." ("the Company") has resolved, in accordance with applicable legislation, to CALL the Annual General Meeting of Shareholders of the Company ("the AGMS") to be held in Madrid, on first call, at calle Eloy Gonzalo, 10, Auditorio Altadis on June 11th, 2002, 11.30 hours a.m., or on second call, on June 12, 2002, at the same place and time.

The purpose of this call is to submit to the consideration and resolution of the AGMS the items listed in the Agenda below.

AGENDA ITEMS

1) Examination and approval of the Annual Accounts –balance sheet, income (loss) statement and annual report- and Directors´ report of the company for the fiscal year ended as of December 31, 2001.

2) Examination and approval of the Annual Accounts –balance sheet, income (loss) statement and annual report- and Directors´ report of the consolidated Group for the fiscal year ended as of December 31, 2001.

3) Proposal for the distribution of the results for the fiscal year ended as of December 31, 2001.

4) Approval of the management of the company by the Board of Directors during the fiscal year ended as of December 31, 2001.

5) Renewal of members of the Board of Directors.

6) Renewal of the appointment of the external auditors of the company and its consolidated group for the fiscal year 2002.

7) Amendment of Article 25 of the By-laws of the company concerning the Board Committees, in the following matters: a) composition of the Audit Committee and (b) composition of the Compensation Committee.

8) Amendment of the Resolution adopted by the General Assembly of Shareholders held on 16 June 2000, related to the Top Management Restricted Stock Unit Program (stock grants), as far as its vesting period is concerned.

9) To authorise the Board of Directors so that it may proceed, in one or more acts, with the acquisition of treasury stock by the company itself and by companies of its Group, both directly as well as indirectly, as the case may be, in accordance with Article 75 of the Spanish Corporations Law, revoking the prior authorisation granted by the General Assembly of Shareholders held on June 20, 2001 in that part of the authorization not effectively implemented.

10) To delegate powers to fully formalize, implement and execute the resolutions adopted by the General Assembly and to delegate powers for the filing of the annual accounts and Director´s report with the Mercantile Registry in accordance with Article 218 of Spanish Corporations Law.

RIGHT TO INFORMATION

The shareholders have the right to inspect, in the corporate domicile in Madrid, calle Salvador de Madariaga, No 1, and the right to obtain copies of all the below listed documents or request that these be sent to them free of charge:

1. The Company's annual accounts -balance sheet, profit and loss statement and annual report-, Directors' Report and the corresponding Audit Report. (Item 1 of the Agenda).

2. The consolidated Group's annual accounts -balance sheet, profit and loss statement and annual report-, Directors' Report and the corresponding Audit Report. (Item 2 of the Agenda).

3. Full text of the modifications of the Bylaws and supporting report rendered by the Board of Directors regarding item 7 of the Agenda.

RIGHT TO ATTEND

Pursuant to article 17 of the Company's Bylaws, shareholders owning, at least, 200 Class A shares, or 20 Class B shares, or a combination of both classes of shares with a total combined nominal value of 2 EURO will be eligible to participate at the AGMS. To attend the meeting with the right to speak and vote in the AGMS every shareholder should have their shares entered into the respective account registry at least five days prior to the date of the celebration of the AGMS. Grouping of shares with the aim to exercise the rights to participate and vote in the AGMS is permissible.

The Chairman of the AGMS will be able to allow the attendance of any other persons as he may deem convenient, although the AGMS may revoke such authorization.

Without prejudice to the provisions of Article 108 of the "Ley de Sociedades Anónimas" (Spanish Corporation Law), for each AGMS any shareholder may appoint, in writing, other person as his representative. Such representative needs not be a shareholder himself.

The proxy to the shareholder's representative will include:

a) Identity of the individual representing the shareholder. The absence of this identification will be understood and taken as a representation conferred upon the Chairman of the AGMS.

b) Instructions as to the way in which votes must be casted by the representative, with the understanding that in absence of specific instructions, the representative will vote in favour of the proposals and motions put forward by the Board of Directors.

Taking into account the nature of the proposals submitted to discussion and resolution by the AGMS, it should be noted that the celebration of the AGMS on a first call will require the concurrence of shareholders, both present and represented, owning at least the 50% of the subscribed capital with a voting right, while on a second call, a concurrence of a 25% of said capital will suffice.

Notwithstanding the foregoing, the adoption of resolutions modifying the Bylaws on a second call (item 7 of the Agenda) if the quorum reached was below the 50% of the subscribed capital with a voting right, then a supermajority of two thirds (2/3) of the capital present and represented at the AGMS will be required.

PARTICIPATION OF PUBLIC NOTARY

As provided by Article 114 of the "Ley de Sociedades Anónimas" (Spanish Corporation Law), the Board of Directors has agreed to request the presence of a Notary Public to draw up the minutes of the AGMS.

IMPORTANT NOTE

Shareholders are hereby made aware that it is foreseen that the AGMS will take place on SECOND CALL on 12 JUNE 2002, at 11.30 hours a.m., at calle Eloy Gonzalo, No 10, Auditorio Altadis.

Madrid, 23 May, 2002

THE SECRETARY OF THE BOARD OF DIRECTORS

(FREE TRANSLATION INTO ENGLISH OF THE ORIGINAL SPANISH VERSION)

REPORT ISSUED BY THE DIRECTORS OF AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A., IN ACCORDANCE WITH ARTICLE 144.1.a) OF THE SPANISH CORPORATIONS ACT

(AGENDA ITEM No 7 OF THE GENERAL ASSEMBLY OF SHAREHOLDERS)

The Directors of AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A., in accordance with Article 144.1.a) of the Royal Decree 1564/1989, of 22 of December, by virtue of which the Spanish Corporations Act is executed (hereinafter TRLSA), issue the present Report with the aim of explaining and justifying in detail, as set forth in the current legislation, the proposal for the amendment to the By-laws.

****

On the occasion of the Public Offering for Sale and Subscription of shares of Amadeus Global Travel Distribution, S.A., the Company modified its By-laws, not only with the aim of adapting them to the new legal and economic environment of a company listed in the Stock Market, but also to comply as far as practicable with the recommendations related to the functioning of the Company's Governing Bodies. In other words, to adapt the By-laws of the Company and the Regulation of the Board of Directors to the code of best practices (Código Olivencia).

In this way, the new By-laws were filed into a public deed on September 1, 1999, and the Regulations of the Board of Directors were approved on September 27, 1999.

Following Código Olivencia´s recommendations, the By-laws of the Company required the creation of certain supporting bodies to the Board with informative and advisory functions. Thus, the Nomination, Audit and Compensation Committees were created. Composition and functions of the said Committees were regulated in detail in the Regulations of the Board of Directors.

With regard to the Audit and Compensation Committees, both of them object of this Report, the By-laws currently provides that these will be composed of two members and both of them must be Independent Directors.

As a result of the increased that challenges that the Company (and the industry) is facing in its various lines of business since the launch of the AMADEUS IPO in the 4th Quarter 1999, it is advisable to review the functioning of these 2 Committees so far, so that they can properly perform their advisory role to the Board of Directors.

It is important, in this respect, to bear in mind the recommendations of the Código Oliverencia that the composition of the Committees should reflect, as far as possible, the composition of the Board.

In addition, consideration must be given to the role that the Independent Directors should play, and the Board of Directors acknowledge the importance and value brought to the Committees by those Directors.

Therefore, it is the objective of the Board of Directors to strengthen the advisory functions of these 2 Committees, in close coordination with the Management of the Company.

For the above mentioned reasons, the Board of Directors propose to increase the number of members in each of the Audit and Compensation Committees to up to four Directors, two of which necessarily should be Independent Directors.

In recognition of the importance of the role that the Independent Directors should play, the Chairman of each of the aforementioned Committees must be, in any case, an Independent Director.

The change of the number of members in the Audit and Compensation Committees implies the corresponding amendment to Article 25 of the By-laws of the Company, which new proposed wording is as follows:

"ARTICLE 25.- BOARD COMMITTEES

The Board of Directors must constitute a nominating committee, an audit committee and a compensation committee.

The nominating committee shall be composed of three (3) members which shall review, reports and make recommendations to the Board of Directors on nominees for Independent Directors.

The audit committee shall review, report and make recommendations to the General Shareholders Meeting on the selection of independent auditors, fees to be paid to such independent auditors, adequacy of the audit accounting and control procedures of the Company and any such other matters as the Board may from time to time prescribe. The audit committee shall be composed of four (4) members and two of them must be Independent Directors. The Consejero Delegado is not allowed to be a member of the audit committee.

The compensation committee shall review, report and make recommendations to the Board on the following matters: (i.) the management remuneration policies of the Company including salary and fringe benefit of appointed officers; (ii.) other remuneration such as incentive compensation, deferred compensation and stock plans; director´s compensation and benefits and (iii.) such other matters as the Board from time to time prescribe. The compensation committee shall be composed of four (4) members and two of them must be Independent Directors. The Consejero Delegado is not allowed to be a member of the compensation committee.

Board committees shall appoint from among their members a Chairman. The Secretary may not be a board member. In any case, the Chairman must be an Independent Director. Committees shall at all times be subject to the Internal Regime Regulations and these By-laws."

No other changes are proposed to the composition, purpose and functioning of these Committees.

After the approval by the General Assembly of Shareholders on June 12, 2002, the Board of Directors shall proceed with the corresponding amendments to the Regulations of the Board and with the appointment of the new members of the Committees.

Madrid, 26th of March 2002

****

amadeus

GROUPE GALERIES LAFAYETTE

SEC Reference No. 82-5173

AMADEUS AND GROUPE GALERIES LAFAYETTE TEAM UP TO CREATE A NEW TRAVEL PORTAL IN FRANCE

Web portal will be part of a multi-channel travel sales project

Paris, 27 May 2002: Amadeus, a leading global distribution system (GDS) and travel industry technology provider, and Groupe Galeries Lafayette via LASER, a subsidiary of Groupe Galeries Lafayette specialising in Customer Relationship Management, today announced that they will launch a joint venture dedicated to online travel services in the second half of 2002. The new company, equally owned by both parties, will establish a travel portal, targeted at consumers and small and medium-sized companies in France.

The portal will provide customers with the opportunity to purchase a wide range of International and French domestic travel products online and will offer additional travel services such as news, reports and destination information. The online service will be supported by CMS Vacances, LASER's call centre facility, which will provide a supplementary information service to help customers finalise their choice. Ultimately, the products and services will also be distributed via Galeries Lafayette's travel agencies, so that customers can choose the appropriate service channel for their needs.

The travel portal will benefit from access to S'Miles, a 'common currency' implemented through an alliance of consumer loyalty programmes launched by Galeries Lafayette and Casino and including "Points Ciel" (created in 1994) and "Club Avantages" (created in 1997). The travel portal will enable members of the "Points Ciel" scheme to both use their S'Miles points to purchase travel products and services online and to accumulate S'Miles points when they buy products via the portal. The programme already has 5 million cardholders.

Amadeus will bring its e-commerce travel technology and experience to the joint venture, providing e-commerce systems from its growing portfolio of Internet and mobile commerce solutions, consulting know-how and access to the Amadeus System. Amadeus is the world's

leading provider of online travel technology, powering over 2,500 travel portals and offering an unmatched range of online travel management solutions.

"*This deal forms part of our strategy in building partnerships with major brands and e-commerce solution providers around the world, such as Terra Lycos and BroadVision,*" said Philippe Chérèque, Senior VP of Corporate Strategy for Amadeus. "*Groupe Galeries Lafayette is a partner with unrivalled expertise in Customer Relationship Management which the joint venture will use to deliver a level of customer service that redefines how people use the Web to buy travel products.*"

LASER will provide its Customer Relationship Management expertise and develop the most advanced marketing strategies in order to strengthen and maintain customer loyalty. Groupe Galeries Lafayette is already involved in the travel business in other areas. Through Galfa Voyages, its travel agency network, and its call centre, CMS Voyages, based at Merignac, the group sold EUR 46 million of travel products in 2001.

"*We wanted to develop our experience within the tourism industry, and especially via the Internet. This alliance will enable us to offer complementary services to our clients and give the S'Miles' Internet department a leading edge. With the unique online mixed mode of payment in Euros and S'Miles, our customers will benefit from great deals in the e-tourism sector. This partnership with a leading travel industry player, already present in other European countries and offering value-added IT services, will allow us to further strengthen our position in the sector,* " declared André Bürgi, CEO of the new joint venture.

The French travel market offers a particularly strong opportunity for the new joint venture. According to a Comscore Networks survey published in January 2002, 94.3 million home Internet users visited travel websites, representing 30 per cent of all Internet users worldwide. In France, 2.5 million home Web users visited travel Web sites out of the existing 10.4 million Web users in that country (Netvalue, January 2002). The French online travel market is the 3rd largest in Europe after the UK and Germany.

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Notes to Editors

Amadeus Global Travel Distribution
Amadeus is a leading global distribution system (GDS) and technology provider serving the marketing, sales and distribution needs of the world's travel and tourism industries. Its comprehensive data network and database, amongst the largest of their kind in Europe, serve 57,950 travel agency locations and more than 10,500 airline sales offices in over 200 markets worldwide.

Through the Amadeus System, travel agencies and airline offices are able to make bookings with 466 airlines, representing more than 95 per cent of the world's scheduled airline seats. The system also provides access to approximately 58,000 hotels, 50 car rental companies serving some 24,470 locations, and other provider groups including: ferry; rail; cruise; insurance and tour operators.

e-Travel, the e-commerce business unit of Amadeus and the global leader in online travel technology, provides the powerful booking engine behind the Web pages of 2,270 travel agencies, 170 corporate sites, 17 hotel sites and 124 web sites serving 35 airlines.

Founded in 1987, and fully operational from 1992, Amadeus is headquartered in Madrid, Spain. For the year ended 31 December 2001, the company reported revenues of EUR 1,785.1M. The Amadeus data centre is in Erding (near Munich), Germany and its principal development offices are located in Sophia Antipolis (near Nice), France. The company has some 3,950 employees worldwide.

More information about Amadeus is available at: www.amadeus.com

Groupe Galeries Lafayette
In 2001, Groupe Galeries Lafayette's full year revenue was 5.225 billion euros. The group employs 35,000 members of staff and brings together 3 divisions (80 Galeries Lafayette stores, of which 20 are affiliates, 284 Monoprix/Prisunic stores, 59 of which are affiliates and 19 BHV stores, 4 of which are affiliates) and LASER, which owns e-LaSer and Cofinoga.

For more information, please visit our website: www.groupegalerieslafayette.fr

LASER
LASER, a subsidiary of Groupe Galeries Lafayette (90.2%), specialises in Customer Relationship Management for both private and public companies. LASER employs 4560 people and in 2001 realized full year revenue of 990.2 million euros. LASER's 4 main services include: private label payment and credit cards, customer loyalty cards, Customer Relationship Management, consumer credit services and loyalty scheme intermediaries.

For further information please contact:

Amadeus Global Travel Distribution
Corporate and Marketing Communication
Tel: +34 91 582 01 60
Fax: +34 91 582 0188
E-mail: info@amadeus.net

LASER
Communications Director
Martine MORAN
Tel: +33 1 40 72 59 59
E-mail: mmoran@laser.fr